Form 10-K405, Exhibit 13
FUND AMERICAN ENTERPRISES HOLDINGS INC
filed 1995-03-30
CIK 776867

                                 FUND AMERICAN
                              1994 ANNUAL REPORT



Fund American Enterprises Holdings, Inc. (the "Company" and, together with its subsidiaries, "Fund American") is a Vermont-based financial services holding company. The Company's principal operating activities are conducted through its wholly-owned subsidiary Source One Mortgage Services Corporation and its subsidiaries ("Source One"). Source One is one of the nation's largest mortgage banking companies. Fund American also owns a passive investment portfolio, consisting mainly of common equity securities and other investments.

      Operating affiliates added to the Fund American family during 1994 include: (i) a 23% voting interest in Financial Security Assurance Holdings Ltd. ("FSA"), a leading Aaa/AAA writer of financial guarantee insurance, and (ii) a 33% stake in Main Street America Holdings, Inc., a unit of National Grange Mutual Insurance Company, a New Hampshire-based property and casualty insurer.

      In March 1995 the Company received its license from the Insurance Commissioner of the State of New Hampshire to engage its newly formed subsidiary, White Mountains Insurance Company ("White Mountains"), in the sale of property-casualty insurance. White Mountains is expected to expand its operations to other states as additional approvals are obtained.

      Prospectively, Fund American intends to further develop or pursue investments in or acquisitions of one or more operating businesses, primarily in the insurance or other financial services industries in which management has knowledge and experience.
________________________________________________________________________________


                             BOOK VALUE PER SHARE

                             [graph appears here]

LETTER FROM JACK BYRNE, CHAIRMAN

Dear Shareholder,

Our 1994 reported financial results for your enterprise were terrible, primarily due to a poor year from our investment portfolio and an accounting write-down at Source One. We ended the year weighing $68.95 in GAAP book value per share, 11% less than a year ago. This is not a diet we wish to repeat.

Our principal operating affiliates, Financial Security Assurance (FSA) and Source One Mortgage Services Corporation, also encountered tough markets in
                                      1994. Despite pretty good operating
                                      results, FSA's adjusted book value
                                      increased by only 1% this year, and Source
                                      One had its third lackluster year in a
                                      row. Moreover, we changed our method of
                                      determining the accounting value of Source
                                      One's $40 billion servicing portfolio,
                                      which resulted in a $68 million write-down
                                      of that asset. Finally, at the parent
[PHOTO 1 APPEARS HERE]                company level, the market gods frowned on
                                      our investment holdings in 1994. Our
                                      common stocks declined 8% for the year.
                                      Markets come and markets go; this is a
                                      year when markets went, particularly for our holdings. However, we repositioned the portfolio for liquidity and in fact liquidated over $200 million.

                                      The future of our enterprise is in our
                                      operating businesses and we had some
success on that front. Last year I told you Fund American's patient search for compatible operating opportunities was like Cinderella waiting for the proper prince. I am pleased to tell you that 1994 was the year we finally tried on some glass slippers that fit.

In April, we joined with US West and Financial Security Assurance, the New York City-based financial guaranty insurer, to participate in FSA's successful public offering. We currently have a 25% economic interest in FSA. I serve as the non-executive Chairman of the Board along with two of my Fund American colleagues. We have found FSA to be an innovative organization, in a dynamic business, with a strong reservoir of talented executives.

In December, we concluded a transaction with the National Grange Mutual in Keene, New Hampshire, to become a 33% owner of their downstream stock company, Main Street America. Main Street has a strong local presence and is devoted to delivering personal service and value to its insurance customers. Once again, we found managers with a focus on underwriting who add strength to our entire enterprise. We are pleased to be associated with Phil Koerner and his management team.

Speaking of management strength, we were fortunate to attract Morgan Davis, formerly President of Fireman's Fund Commercial Insurance, to direct the formation of White Mountains Insurance Company, our property and casuality start-up also headquartered in new Hampshire. Morgan brings more than twenty years of major company property-casualty insurance experience.

While some of the glass slippers fit, we also endured rejection by more than one ugly step-sister; our midyear auction for Source One collided with a meltdown in the mortgage banking environment. We also pursued a couple of large public acquisitions in 1994 which failed to materialize. This is not the first time we have concluded a long, tortuous climb to the summit of a large transaction, only to slide back down without planting a banner. On the other hand, we didn't step off any cliffs. We will continue to search for one more special relationship where we can bring more than money to the table. Before long, I expect our patience and prudence will be rewarded with more potential winners like FSA, White Mountains, and Main Street America. If we do not find such opportunities within a reasonable period, we will continue to make our excess capital available to shareholders, as we did in 1994 and early 1995.

We strengthened our Board this year with the addition of Bob Cochran, CEO of FSA, and Tom Kemp, Executive Vice President of Fund American and a valued colleague for more than two decades. Bob Cochran brings prudent judgement, a broad background in structured finance, and a distinguished legal career. Tom Kemp's thirty years of insurance and reinsurance expertise is an invaluable asset to both Fund American and White Mountains, where he will be Chairman. In the pages which follow, you will find commentary by each of our General Managers on the growing promise of our operating businesses.

We planted some of our seed corn in 1994, but the harvest will be many years off. Meantime, the corn in the silo lost value in 1994. On to 1995.

                                              Respectfully submitted,

                                              /s/John J. Byrne
                                              John J. Byrne
                                              Chairman
                                              March 15, 1995

 AFFILIATE OPERATIONS






[FSA LOGO APPEARS HERE]

 In 1994 municipal bond issuances declined sharply from the record levels of the last two years, when large numbers were refinanced to take advantage of lower interest rates.

 The decline in volume led some of our competitors to cut premiums to a level that would not produce an adequate return. We refused to join in a self-defeating price war. As a result, we deployed less capital in this market than we would have liked, but the capital we did deploy in 1994 will provide solid returns for years to come.

 For 1995 we expect municipal bond volume to approximate the $160 billion issued in 1994. However, we do expect the number of insured issues to increase, in part because the bankruptcy of Orange County, California has reminded the market of the value of insurance.

 In the last two years, other municipal bond insurers have followed us into the asset-backed bond market. While their participation increases competition, it also will help us broaden the market for this type of credit enhancement.

 Our challenge for 1995 is to expand our business prudently and to deploy our capital wisely. We are well-positioned to do so, with a solid foundation in the large municipal market, a leadership position in the growing asset-backed market, and an established track record in the rapidly expanding international markets.

/s/ Robert P.Cochran
Robert P. Cochran, President and CEO
Financial Security Assurance

                        [SOURCE ONE LOGO APPEARS HERE]

 During 1994 we were in a rising interest rate environment. Total industry volume of mortgage loans plummeted from approximately $1 trillion in 1993 to about $700 billion. Forecasts call for a further drop to around $600 billion in 1995.

 This environment has had a significant, but differing, impact on the two principal segments of our business, loan production and loan servicing.

 The lower loan volume resulted in severe overcapacity throughout the industry, causing predatory pricing as lenders stretched to maintain market share. We chose not to chase volume this way and downsized our origination network by more than half. We also centralized most of the sales support activities to reduce costs and better position ourselves for the next cycle of originations.

 The same business conditions that made for a difficult origination environment created a favorable climate for servicing. As interest rates increased and mortgage prepayments slowed, the value of our servicing portfolio increased significantly during 1994. We opted to take advantage of this increase in value through the sale of approximately $10 billion of servicing, which should close by the end of the first quarter 1995. The sale will create a better balance between our restructured origination capabilities and the anticipated run-off of our remaining $30 billion servicing portfolio.

 We expect 1995 to have many of the characteristics of 1994: reduced originations, industry overcapacity, predatory pricing and downsizing. In this difficult environment, we believe the actions we took in 1994 will prove to be beneficial in achieving our 1995 goals.

/s/James A. Conrad
James A. Conrad, President and CEO
Source One Mortgage Services Corp.

                           THE FUND AMERICAN FAMILY


Source One Mortgage Services Corporation has been part of the Fund American family since 1986. Several other companies joined our small circle just this year: Financial Security Assurance in April, and Main Street America and White Mountains at year-end. Below, each management team discusses their enterprise.

                   SOURCE ONE MORTGAGE SERVICES CORPORATION
                         Jim Conrad, President and CEO
                            Bob Richards, Chairman


The company that was to become Source One was founded in 1946. Source One originates, sells and services residential mortgages. Built around the American dream of home ownership, our company grew from a single office with four employees to one of the nation's leading mortgage bankers. Headquartered in Farmington Hills, Michigan, Source One finished 1994 with a $40 billion servicing portfolio. Nineteen hundred Source One employees serve more than 550,000 customers through 161 branches around the country.
                                                          [PHOTO 2 APPEARS HERE]
We create value by (1) producing loans through a large, multi-channeled production franchise with significant retail origination capabilities, (2) building and administering a large, high-quality servicing portfolio, and (3) employing technology to drive down servicing and production costs. We strive to be the low cost operator on both sides of the business.


                                  PRODUCTION

Source One's retail network is one of the most geographically diverse in the industry, spanning 28 states. We have located our 161 branches to focus on demographically attractive growth areas. Wholesale originations are coordinated through the company's Whole Loan, Broker, and Correspondent sales channels and come from a network of banks, thrift institutions, and mortgage brokers. Source One's multiple origination channels make it possible to shift production as market conditions warrant, emphasizing the mode which is most economically advantageous at the time.

                                   SERVICING

Our servicing operation has achieved cost, quality and productivity standards significantly better than the industry. This efficiency is the result of economies of scale, sophisticated collection and loss-mitigation techniques, and a flexible customized in-house computer system designed to deliver superior customer service and reduce the per-unit labor content. The exceptional productivity of our employees is recognized throughout the industry.

                                 FAIR LENDING


Since the beginning, we have been committed to providing equal credit opportunity to all of our customers. We followed fair lending principles long before current legislation was proposed, and we continue to provide on-going training in this important area for all employees.

In addition, we initiated an affordable
housing plan designed to help low and
moderate income people achieve their dream
of home ownership. Our counselors educate
affordable housing candidates at every step          [PHOTO 3 APPEARS HERE]
of the mortgage application process, and provide financial counseling prior to loan application and throughout the life of the loan.



As an example of our commitment, we were instrumental in organizing a major homebuying fair in Detroit which drew more than 3,000 potential low and moderate income first time homebuyers. As we told you last year, we are proud to say that for nearly fifty years we have been financing the future for America's homeowners.


                         FINANCIAL  SECURITY ASSURANCE
                        Bob Cochran, President and CEO
          Roger Taylor, Managing Director and Chief Operating Officer


A little over ten years ago, a group of us who had participated in the early development of municipal bond insurance got together to create a new company that would apply the same concept to the asset-backed bond market. We had seen first-hand how financial guarantees added efficiency and liquidity to the municipal bond market, and we believed that insurance could do the same in the then-emerging asset-backed bond
[PHOTO 4 APPEARS HERE] market. We established FSA in July 1985 with about $200 million of capital. FSA was the first Triple-A rated monoline bond insurer to promote the use of financial guaranty insurance in the taxable domestic and international debt markets.


FSA guarantees scheduled principal and interest payments on securities. Issuers use our guaranty to lower their cost of funds and broaden the distribution of their securities. Investors rely on the guaranty not only for default protection but also to enhance liquidity, mitigate the risk of issuer downgrades and simplify the investment decision concerning complex securities.

Source One mortgage lenders explain our products to participants in the Detroit Homebuying Fair. Source One's service was rated the best in the country by Dalbar, Inc., an Independent, Boston-based customer satisfaction survey firm.

Bob Cochran, right and Roger Taylor head FSA's management team.

Today we are the fourth largest financial guaranty insurer, with over half a billion dollars in shareholders' equity. We are the recognized leader in the asset-backed market and have developed a substantial and growing position in the municipal bond insurance market. FSA-guaranteed securities are originated and distributed in markets around the world.

One of the fundamental strengths of the financial guaranty insurance business is that transactions we have already insured provide an annuity of future earnings, because premiums are earned over the life of each insured bond. This gives us a stable and predictable base of earnings each year going forward, regardless of year-to-year variations in new business originations.

                             MUNICIPAL BOND MARKET

With Federal support for schools, hospitals, highways and other municipal facilities in decline, municipal bonds are the primary financing tools of state and local governments. Every year, more than 35% of newly issued long-term municipal bonds are insured by FSA or one of the other Aaa/AAA bond insurers, and we expect this percentage to grow. While the total market has more than tripled in size since 1980, the amount insured has grown more than forty times larger.

                              ASSET-BACKED MARKET

The asset-backed market is still in a high-growth phase and presents increasing opportunities for financial guarantors. FSA virtually invented financial guaranty insurance for asset-backed securities and, for a decade, has led the market in terms of expertise, technology and the breadth of our involvement.


A large portion of this market consists of issues backed by "commodity" assets, such as single-family mortgages, auto loans and credit card receivables. We have succeeded in this part of the market by helping to create customized securitization programs for issuers that come to market regularly. These programs, which may be modified to meet issuers changing needs, are a continuing source of reliable relationship business.

                             INTERNATIONAL MARKET

FSA was the first monoline guarantor to operate outside the United States, providing a guaranty for the first U.K. residential mortgage-backed transaction in 1987. We participated in many other "firsts" since then, including the first Eurobonds backed by Australian and New Zealand home mortgages, and the first securitizations of senior loans by French banks. Through our London-based U.K. subsidiary, we have a "passport" to all the member countries of the European Union. Our representative office in Sydney has helped FSA become the leading private guarantor in Australia and has been a base of operations throughout the Pacific Rim. And through our joint marketing agreement with the Tokio Marine and Fire Insurance Company, Limited, Japan's oldest and largest property & casualty insurer, we are supporting Tokio Marine in developing the market for financial guarantees in Japan.

[PHOTO 5 APPEARS HERE]

Jeff Kramer, left vice president of FSA's Asset Finance Group, on-site at Chicago's largest authorized Harley-Davidson Motorcycle dealership, with Steven Dell, CEO of Eaglemark Financial Services, Inc., which provides loans to purchasers of Harley-Davidson motorcycles. During 1994, FSA guaranteed three transactions backed by Harley-Davidson motorcycle contracts totaling approximately $86 million.

As we enter 1995, FSA is in a strong capital position. We have the lowest ratio of insured risk to capital of the top four bond insurers and the highest S&P margin of safety. We believe that with our superior capital strength and the financial expertise of our extraordinary people, FSA will continue its success in its core markets and find new ways to build the company's value.


                       WHITE MOUNTAINS INSURANCE COMPANY

                              Tom Kemp, Chairman
                        Morgan Davis, President and CEO


                                    We formed our property & casualty start-up
                                    at the end of the year, and received our
                                    license from the State of New Hampshire on
            [PHOTO # 6              March 3, 1995. Our intention is to build a
           APPEARS HERE]            book of medium to large commercial business
                                    from the ground up, "brick by brick."

                                    White Mountains' objective is to fill the market gaps that are developing as many old, large, national, multiline companies restructure. The industry has endured extended market pressures from pricing competition, economic pressure from contracting bond portfolios and swelling long-tail claims, and political pressures from regulators and ratings agencies. In this environment, companies are restricting their writings by line, by geographic distribution, and by class and risk.

As these insurers restructure and attempt to specialize, they are abandoning profitable market areas they deem too difficult or expensive to administer from afar. As a result, local agents are left with fewer choices to satisfy their customer's needs. Quite often, with the dramatic contraction of suppliers, agents and their customers have to "take what they can get."

We plan to expand the agent's options.

White Mountains will offer larger business customers the coverages and services they need in a professional, quality manner, from a local provider who has a better understanding of the risks involved. The agents we have shared our concept with are enthusiastic. White Mountains will have its executive offices in Hanover, New Hampshire, and initially a field office in Manchester, New Hampshire. We expect to outsource much of our back office support from a third party to keep expenses low.

We are excited to be building a company with an entrepreneurial culture that is not encumbered by past underwriting mistakes or bureaucratic baggage.


                              MAIN STREET AMERICA
                        Phil Koerner, President and CEO
                     Tom Van Berkel, Senior Vice President

Over 70 years ago, National Grange Mutual Insurance Company (NGM) was founded to provide members of the National Grange affordable auto insurance without the cost of

Tom Kemp, left, Chairman of White Mountains Insurance Company and Morgan Davis, CEO, show off their newly issued New Hampshire license.

"reckless city driver's smash-ups." Clearly our industry, technologies, and the world around us have metamorphosed dramatically. However, a common purpose and philosophy connect our seven decades of insurance protection, providing us with a sense of tradition and stability as we move into the next century.

We were founded to provide affordable insurance for a specific group of people to whom we could provide value. Today, our mission is much the same: we offer an array of insurance products and services to people whose needs we understand and to whom we can provide outstanding service. We have built our organization around our Mission and our customers.

                            [PHOTO 7 APPEARS HERE]

Primarily, we sell personal and commercial lines products to Main Street Americans. This phrase does not describe the location of our customers, but rather the nature of the risks and the types of insureds we seek out -- customers who are proud of what they own and take measures to protect their possessions. Our products are geared toward these customers. We offer homeowners, automobile, contractors and business owners insurance with broad-based applicability. Often, we say that we have vanilla products with sizzle endorsements; the products themselves are straightforward in serving the people of our niche, while the sizzle endorsements contain unique coverages. Together with our relationships and the service we provide, they help differentiate us.

We are also involved in other areas of the insurance business. Our subsidiary Information Systems & Services Corporation (ISS) helps us to profit from the excellent insurance processing systems we developed for NGM. Currently, ISS provides processing and other insurance services to companies across the nation. Guiderland Reinsurance Company is a subsidiary offering reinsurance products and services to other insurance companies. With shared resources and one organizational body of expertise, these companies work synergistically with NGM to provide a multitude of insurance services.


                                   As an organization, we have an expression
                                   that we extend to all our insurance publics:
                                   "We take you personally." What started as a
                                   service slogan has become a description of
                                   how we behave toward our customers and co-
      [PHOTO # 8                   workers. We know that the way we treat one
     APPEARS HERE]                 another and meet the needs of our co-workers
                                   sets the tone for how our customers are
                                   treated on a daily basis, so we honor the importance of taking one another personally.

                                   These core beliefs are affirmed by the fact that we have had consistently successful results for a decade. This pattern of success enabled us to enter a mutually rewarding relationship with Fund American. This pattern of success, and our new relationship, is something for which all of us at NGM take considerable pride.


#7

Phil Koemer,right.President and CEO of National Grange Mutual, and Torn Van Berkel,Senior Vice President.



#8


National Grange Mutual/Main Street America home office in Keene,N.H.

                                 FUND AMERICAN
                     SELECTED CONSOLIDATED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Year Ended December 31,
                                                              ----------------------------------------------------------------------
Millions, except per share amounts                              1994            1993           1992            1991             1990
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues                                                      $  229         $   251        $   214         $   234         $    275
Expenses                                                         226             234            191             162  g           232
                                                              ----------------------------------------------------------------------
Pretax operating earnings                                          3              17             23              72               43
Net investment gains                                              39             124             65             112              158
                                                              ----------------------------------------------------------------------
Pretax earnings                                                   42             141             88             184              201
Income tax provision                                              21              71             34              64               72
                                                              ----------------------------------------------------------------------
After tax earnings                                                21              70             54             120              129
Income from discontinued operations,
 after tax                                                         -               -              -               -               24
Gain from sale of discontinued
 operations, after tax                                             -               -              1           1,306  h             -
Loss on early extinguishment of debt,
 after tax                                                         -               -              -             (29) g             -
Cumulative effect of accounting change
 - purchased mortgage servicing, after
    tax                                                          (44) a            -              -               -                -
Cumulative effect of accounting change
- postretirement benefits, after tax                               -               -             (2) e            -                -
Cumulative effect of accounting change
 - income taxes                                                    -               -            (24) f            -                -
Cumulative effect of transition
 adjustment for prior
  period net unrealized investment
   losses, after tax                                               -               -              -             (84) i             -
                                                              ----------------------------------------------------------------------
Net income (loss)                                             $  (23)        $    70        $    29         $ 1,313         $    153
--------------------------------------------------------------======================================================================
Primary earnings per share:
   After tax earnings                                         $ 1.20         $  5.68        $  2.71         $  4.87         $   2.49
   Net income (loss)                                           (3.51) a         5.68            .74           67.14  h          3.08
Fully diluted earnings per share:
    After tax earnings                                          1.20            5.68           2.70            4.85             2.55
    Net income (loss)                                          (3.51) a         5.68            .73           53.14  h          3.03
Cash dividends per share of common stock                           -               -              -             .68              .68
ENDING BALANCE SHEET DATA:
Assets of continuing operations                               $1,807         $ 3,305        $ 3,129         $ 2,964         $  3,220
Total assets                                                   1,807           3,305          3,129           2,964 h         12,432
Short-term debt                                                  254           1,537          1,513           1,013 g          2,372
Long-term debt                                                   547             601            423             324 g            688
Minority interest - preferred stock of
 subsidiary                                                      100 b             -              -               -                -
Shareholders' equity                                             661 c           905 d          988  c        1,496            1,592
Book value per common and equivalent share                     68.95 a         77.27 d        80.65           75.49 h          30.65
====================================================================================================================================

(a) Reflects the prior years' cumulative effect of a change in Source One's methodology used to measure impairment of its purchased mortgage servicing rights asset. See Note 5 of the Notes to Consolidated Financial Statements.
(b) Reflects the issuance by Source One in the first quarter of 1994 of perpetual preferred stock. See Note 11 of the Notes to Consolidated Financial Statements.
(c) Reflects redemptions of the Company's Voting Preferred Stock Series D, par value $1.00 per share (the "Series D Preferred Stock") and repurchases of shares of the Company's Common Stock, par value $1.00 per share ("Shares"). See Note 12 of the Notes to Consolidated Financial Statements.
(d) Reflects the distribution of approximately 74% of the outstanding shares of Common Stock of White River Corporation ("White River") to shareholders on December 22, 1993 (the "Distribution").
(e) Reflects the prior years' cumulative effect of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See Note 1 of the Notes to Consolidated Financial Statements.
(f) Reflects the prior years' cumulative effect of the adoption of SFAS No. 109, "Accounting for Income Taxes." See Note 1 of the Notes to Consolidated Financial Statements.
(g) Reflects the repayment during the first quarter of 1991 of all the parent company's debt outstanding at December 31, 1990, and the corresponding reduction in interest expense.
(h) Reflects the sale of Fireman's Fund Insurance Company ("Fireman's Fund"). See Note 2 of the Notes to Consolidated Financial Statements.
(i) Prior to 1991, such net unrealized investment losses were recorded as a direct adjustment to shareholders' equity, with no corresponding charge to net income.

                                 FUND AMERICAN
                     MANAGEMENT'S DISCUSSION AND ANALYSIS




                           CONSOLIDATED RESULTS




RESULTS OF                            The Company reported a consolidated
OPERATIONS                            net loss of $23.2 million for the
YEARS ENDED                           year ended December 31, 1994, which
DECEMBER 31,                          compares to net income of $70.4
1994, 1993                            million for 1993 and $29.2 million
AND 1992                              for 1992.  The 1994 reported loss
                                      includes a $68.1 million pretax
                                      charge related to the prior years'
                                      cumulative effect of an accounting
                                      change in the manner by which Source
                                      One measures impairment of its
                                      purchased mortgage servicing rights
                                      asset.  The 1992 net income amount
                                      includes $25.7 million of charges
                                      related to the prior years'
                                      cumulative effect of adopting two
                                      accounting pronouncements and $47.9
                                      million of pretax writedowns related
                                      to Source One's capitalized mortgage
                                      servicing asset.

                                           Book value per common and common
                                      equivalent share was $68.95 at December
                                      31, 1994, which compares to $77.27 at
                                      December 31, 1993. The 1994 accounting
                                      change and unrealized investment
                                      portfolio losses combined to produce the net decline in book value per share from 1993 to 1994.

                                           After tax earnings for 1994 were
                                      $21.1 million versus $70.4 million and
                                      $54.2 million for 1993 and 1992,
                                      respectively. The decrease from 1993 to
                                      1994 is primarily due to $73.4 million
                                      of pretax unrealized gains recorded in
                                      earnings for 1993. Under an accounting
                                      rule adopted as of December 31, 1993,
                                      Fund American now records changes in
                                      unrealized gains and losses as a direct
                                      adjustment to shareholders' equity with
                                      no credit or charge to net income. The
                                      increase in after tax earnings from 1992 to 1993 reflects higher net investment gains included in the income statement.


                                      MORTGAGE ORIGINATION AND SERVICING
                                      OPERATIONS

                                      Effective January 1, 1994, Source One
                                      changed the methodology used to
                                      measure impairment of its purchased
                                      mortgage servicing rights asset.
                                      Previously, Source One measured the
                                      asset's impairment on a disaggregated
                                      basis and used a cost of capital
                                      charge to measure the value of future
                                      servicing cash flows.  The new
                                      accounting methodology measures the
                                      asset's impairment on a disaggregated
                                      basis and discounts the asset's
                                      estimated future cash flows using
                                      current market rates.  Source One's
                                      management believes that the use of
                                      current market rates to discount cash
                                      flows versus the use of a cost of
                                      capital charge is a preferable
                                      accounting method because it
                                      represents a more conservative and
                                      informative financial statement
                                      presentation of the purchased
                                      mortgage servicing rights asset. The
                                      adoption of the new accounting
                                      methodology, recorded as a cumulative
                                      adjustment as of January 1, 1994,
                                      resulted in a $68.1 million pretax,
                                      $44.3 million after tax charge to
                                      income for 1994.  The prospective
                                      effect of the accounting change was a
                                      $2.5 million net pretax charge to
                                      income for 1994.

                                           Source One did not change the
                                      methodology used to measure impairment of its capitalized excess servicing asset. Source One continues to measure impairment using the original discount rate to discount estimated future excess servicing cash flows.

                                      During 1993 and 1992 the entire
                                      mortgage banking industry experienced
                                      substantial prepayments in mortgage
                                      servicing portfolios due to refinancings caused by declines in market interest rates for mortgage loans. Considering the substantial amount of refinancing during 1992, Source One decided to prospectively measure the recoverability of its purchased mortgage servicing rights asset on a disaggregated basis using a cost of capital charge to measure the value of future servicing cash flows.

                                      Application of this accounting methodology resulted in a $38.2 million pretax reduction in net mortgage servicing revenue for 1992. In addition, during 1992 Source One recorded unscheduled amortization totalling $9.7 million to reflect the effect of high prepayments on the capitalized mortgage servicing asset. The high level of prepayments continued in 1993 due to further declines in market interest rates for mortgage loans, resulting in additional pretax writedowns of the capitalized mortgage servicing asset totalling $32.0 million during 1993.

                                      Net servicing revenue was $82.4 million
                                      for the year ended December 31, 1994.
                                      Excluding the effects of the $32.0 million and $38.2 million writedowns of the capitalized mortgage servicing asset in 1993 and 1992, respectively, net servicing revenue would have been $85.5 million for 1993 and $86.6 million for 1992. The decrease in net servicing revenue for 1994 compared to 1993 reflects lower weighted average net servicing fee rates on newly originated loans partially offset by slower amortization of the capitalized mortgage servicing asset. The decrease in 1993 was primarily due to a lower average servicing portfolio compared to 1992. A summary of the mortgage loan servicing portfolio activity follows:

                                      -----------------------------------------------------------------------
                                                                                 Year Ended December 31,
                                                                            ---------------------------------
                                      Billions                               1994          1993         1992
                                      -----------------------------------------------------------------------
                                      Beginning balance                    $ 38.4        $ 37.3       $ 41.0
                                      Mortgage loan production                4.6          11.5          7.6
                                      Servicing acquisitions                  3.7           6.4          2.3
                                      Payoffs                                (4.7)        (13.6)       (11.5)
                                      Servicing released, principal
                                       amortization and foreclosures         (2.4)         (3.2)        (2.1)
                                                                           ----------------------------------
                                      Ending balance                       $ 39.6        $ 38.4       $ 37.3
                                      =======================================================================

                                      The increase in market interest rates for mortgage loans resulted in a sharp decrease in loan prepayments from the mortgage loan servicing portfolio during 1994. Source One's prepayment rates for the years ended December 31, 1994, 1993 and 1992 were 13%, 39% and 30%, respectively.

                                           The payoff rate used to estimate
                                      future servicing cash flows for measuring impairment is based on current median prepayment estimates by interest rate and origination date, as compiled by several large brokerage firms. During 1994 the discount rate used to discount the future cash flows of the purchased mortgage servicing rights asset was based on current market interest rates used for mortgage servicing sales as quoted by industry brokers. The discount rate ranged from 8.59% to 12.55% for the year ended December 31, 1994. In 1993 and 1992 the interest component used to measure the value of the future cash flows of the purchased mortgage servicing rights asset was developed based on the most recent twelve-month average cost of capital including the actual cost of debt and dividends paid on Source One's equity capital. These rates were 2.72% and 3.00% for the years ended December 31, 1993 and 1992, respectively.

                                           In June 1994 the Financial Accounting
                                      Standards Board issued an exposure draft entitled "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans." The exposure draft, in its current form, would require entities to (i) capitalize originated servicing rights and (ii) measure impairment of all capitalized servicing on a disaggregated basis by stratifying the capitalized mortgage servicing asset based on the risk characteristics of the underlying loans. Impairment would be recognized through a valuation allowance for an individual stratum with a corresponding charge to expense. The proposed statement would be applied prospectively in years beginning after December 15, 1995 to transactions involving the capitalization of originated servicing rights and to impairment evaluations to all capitalized servicing rights. Retroactive application would be prohibited. The proposed statement, if adopted in its current form, could have a substantial impact on Source One's financial condition and results of operations in the future. However, since no final pronouncement has been issued, management is not able to predict with any reliability whether such pronouncement may ultimately be adopted and what impact, if any, it would have on Source One's financial condition and results of operations.

                                           During the second quarter of 1994
                                      Source One sold the rights to service $3.9 billion of mortgage loans to a third party for cash proceeds of $70.2 million. Source One has continued to service these loans pursuant to a subservicing agreement. Accordingly, the related $19.9 million gain from the sale was deferred and is being recognized in income over the five-year life of the subservicing agreement. For the year ended December 31, 1994, Source One recognized $2.7 million of the deferred gain which is included in net servicing revenue. The mortgage servicing portfolio at December 31, 1994 includes loans subserviced for others having a principal balance totalling $4.3 billion.

                                           In February 1995 Source One reached a
                                      definitive agreement to sell $9.8 billion of its mortgage servicing portfolio to a third party for estimated proceeds of $190.0 million. The transaction is expected to result in a pretax gain in the first quarter of 1995 of approximately $28.2 million. The portion of Source One's mortgage servicing portfolio that will be sold consists of approximately 115,000 loans with a weighted average interest rate of 7.72% and is representative of the entire mortgage servicing portfolio. The sale of mortgage servicing was undertaken by Source One to take advantage of the substantial increase in the value of servicing rights that has been created by the rise in interest rates during 1994.

                                           The decreases in mortgage loan
                                      production and payoffs in 1994 reflect an increase in market interest rates and a corresponding reduction in refinancing activity from prior year levels. Production related to refinance activity represented approximately 50%, 67% and 60% of total mortgage loan production for the years ended December 31, 1994, 1993 and 1992, respectively.

                                           The net gain on sales of mortgages
                                      decreased to $29.5 million for the year
                                      ended December 31, 1994 from $34.8 million in 1993. The net gain on sales of mortgages totalled $17.1 million for the year ended December 31, 1992. The decrease in the net gain from 1993 to 1994 reflects lower mortgage loan sales volume due to the reduction in mortgage loan production and increased pricing subsidies on newly originated loans during the second half of 1994. The increase in the net gain from 1992 to 1993 was attributable to larger mortgage loan sales volume due to increased mortgage loan production and a more favorable secondary market environment.

                                           Other mortgage operations revenue
                                      decreased to $23.9 million for the year
                                      ended December 31, 1994 from $29.2 million in 1993. Other mortgage operations revenue was $21.0 million for the year ended December 31, 1992. Loan processing fees, which generally represent approximately 80% of other mortgage operations revenue, tend to decrease or increase as mortgage loan production decreases or increases, respectively.

                        INVESTMENT OPERATIONS

                       The total return from Fund American's investment activities is shown below:

                        -------------------------------------------------------------------------------------
                                                                                   Year Ended December 31,
                                                                                -----------------------------
                                            Millions                              1994         1993      1992
                        -------------------------------------------------------------------------------------
                        Net investment income and other revenue:

                             Source One                                         $ 71.5       $117.0    $103.6

                             Other                                                18.7         16.5      24.0
                                                                                -----------------------------
                        Total net investment income and other revenue             90.2        133.5     127.6
                                                                                -----------------------------
                        Net realized investment gains                             38.8         50.6      11.0

                        Change in net unrealized investment

                          gains and losses:

                             Included in net income                                  -         73.4      54.3

                             Recorded directly to shareholders' equity           (84.3)        69.9      17.9
                                                                                -----------------------------
                        Total net investment gains (losses), before tax          (45.5)       193.9      83.2
                                                                                -----------------------------
                        Total net investment return, before tax                 $ 44.7       $327.4    $210.8
                        =====================================================================================

                        Fund American's net investment income is comprised primarily of interest income earned on mortgage loans originated by Source One. The decrease in Source One's net investment income from 1993 to 1994 is mainly attributable to decreased interest income from mortgage loans held for sale related to the lower mortgage loan production experienced during 1994. The increase in other net investment income from 1993 to 1994 resulted from a second quarter 1994 transfer of $112.0 million of common equity securities from Source One to its parent, Fund American Enterprises, Inc. ("FAE", a subsidiary of the Company), in exchange for shares of Source One's common stock held by FAE. Prior to such transfer, the net investment income relating to the securities transferred was included in net investment income of Source One. The decrease in other net investment income from 1992 to 1993 resulted from net sales of investment securities. Cash basis sales and maturities of common equity securities and other investments, net of purchases, totalled $151.9 million, $115.0 million and $263.4 million for the years ended December 31, 1994, 1993 and 1992, respectively.

                             Net realized investment gains during 1994, before
                        tax, included $22.6 million of gains from the sale of The Louisiana Land and Exploration Company common stock and $21.7 million of gains from the sale of American Express Company common stock. Net realized gains during 1993, before tax, included $14.0 million of gains from the sale of A. H. Belo common stock and $13.2 million of gains from the sale of San Juan Basin Royalty Trust units. Net realized investment gains during 1992, before tax, included $46.6 million of gains from the sale of MBIA Inc. common stock.

                             Total investment gains and losses during the three
                        years ended December 31, 1994 have been substantially affected by changes in market prices for crude oil and natural gas. At December 31, 1994, 62% of Fund American's portfolio of common equity securities was invested in the energy, natural resources and related industries sector. Fund American believes that the oil and natural gas industries are highly cyclical and, therefore, anticipates continued volatility in the value of its investment portfolio in the future.

                                 Prior to December 31, 1993 Source One carried
                        its portfolio of common equity securities at the lower of its aggregate cost or market value as of the balance sheet date. Changes in Source One's market valuation allowance for this portfolio were recorded as a direct adjustment to shareholders' equity (net of tax) with no credit or charge to net income. Additionally, prior to December 31, 1993, common equity securities and other investments held by Fund American, other than securities held by Source One, were carried at fair value as of the balance sheet date with related unrealized gains and losses included in net income.

                             As of December 31, 1993 Fund American adopted SFAS
                        No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, substantially all of Fund American's portfolio of common equity securities and other investments were classified as securities available for sale. The statement requires that investments classified as securities available for sale be reported at fair value as of the balance sheet date, with related unrealized gains and losses excluded from earnings and reported as a net amount in a separate component of shareholders' equity. Therefore, for periods beginning after December 31, 1993, all of Fund American's net unrealized gains and losses are reported as a direct adjustment to shareholders' equity with no credit or charge to net income.

                             A review of certain significant holdings in Fund
                        American's portfolio of common equity securities at December 31, 1994 follows. Dollar amounts refer to the aggregate market value at December 31, 1994 of Fund American's holdings of each security discussed.

                             Energy, Natural Resources and Related Industries.
                             -------------------------------------------------
                        The energy and natural resources industries, particularly the crude oil and natural gas industries, are highly competitive, require significant capital expenditures and are subject to extensive regulation at both the national and local levels. Fund American believes that the values of securities of companies engaged in those businesses are relatively volatile due to fluctuations in the prices of crude oil, natural gas and other natural resources. Fund American's holdings within the energy, natural resources and related industries sector consist in great part of large blocks of securities of a small number of issuers. This concentration may make the value of Fund American's portfolio more volatile than the value of a more diversified portfolio.

                              The Louisiana Land & Exploration Company ("LLX";
                        $106.5 million). LLX is one of the largest independent exploration and production companies in the nation. LLX explores for, produces and markets crude oil and natural gas in the United States and certain foreign countries. Fund American believes that LLX's operations are affected by, among other things, changes in the prices of crude oil and natural gas, general economic conditions and LLX's ability to successfully produce and replace crude oil and natural gas reserves.

                              San Juan Basin Royalty Trust ("San Juan"; $70.1
                        million). San Juan units receive a 75% net overriding royalty interest from certain of Southland Royalty Company's leasehold and royalty interests in the San Juan Basin of Northwestern New Mexico. Fund American believes that changes in crude oil and natural gas prices and in the level of development and production expenditures by the operator of San Juan may affect the distributions to unitholders of San Juan and, therefore, the market prices of the units of San Juan. In addition, Fund American believes that the tax and accounting issues involved in owning units in San Juan may make such units unappealing to many investors.

                             Other Significant Holdings.
                             --------------------------
                             American Express Company ("AXP"; $70.9 million).
                        AXP is a financial services, travel and information services company which is actively traded on the New York Stock Exchange. Fund American believes that its investment in the common stock of AXP is highly liquid.

                        EXPENSES

                        Interest expense decreased to $78.8 million in 1994 which compares to $103.1 million for 1993 and $77.5 million for 1992. The decrease in interest expense from 1993 to 1994 relates primarily to a decrease in short-term borrowings. Source One's inventory of mortgage loans held for sale, which decreased during 1994 as a result of lower mortgage loan production, is funded mainly with short-term debt. The increase in interest expense from 1992 to 1993 relates primarily to the issuance by the parent company of $150.0 million in principal amount of medium-term notes in the first quarter of 1993 and an increase in the average balance of total debt outstanding at Source One. The increase in the average balance of Source One's debt from 1992 to 1993 reflects a higher average balance of mortgage loans held for sale related to increased mortgage loan production.

                             Compensation and benefits expense increased to
                        $69.2 million in 1994 from $63.5 million in 1993 and $61.1 million in 1992. Source One nets mortgage loan origination fees, less certain direct costs, against compensation and benefits expense. The high amount of originations experienced by Source One during 1993 resulted in significantly more origination fees offsetting compensation and benefits for 1993 than in 1994. Excluding the effects of such loan origination fees, compensation and benefits expense decreased $39.0 million from 1993 to 1994, reflecting significant reductions in production-related personnel at Source One during 1994.

                             General expenses of $77.7 million for 1994 compare
                        to 1993 and 1992 amounts of $67.5 million and $53.0 million, respectively. The increase in general expenses from 1993 to 1994 is due to the expansion of Source One's mortgage loan production network throughout 1993 and early 1994. Efforts to reduce Source One's operating expenses in response to the contraction in mortgage originations began to take effect in the third quarter of 1994.

                             Source One's provision for mortgage loan losses,
                        included in general expenses, was $8.2 million in 1994 which compares to $3.7 million for 1993 and $4.9 million for 1992. The increase from 1993 to 1994 is primarily due to charge-offs of certain commercial real estate owned properties and higher average loss volumes relating to certain California residential mortgage loans.

                             Fund American adopted during 1992 the provisions of
                        SFAS No. 106 which relates to employee postretirement benefits other than pensions. The prior years' cumulative effect of SFAS No. 106, recorded as of January 1, 1992, was $1.9 million and was net of a $1.0 million income tax benefit.

                        INCOME TAXES

                        The income tax provision related to pretax earnings for 1994, 1993 and 1992 represents an effective tax rate of 49.3%, 50.1% and 38.2%, respectively. The income tax provision for 1994, 1993 and 1992 reflects $4.6 million, $2.4 million and $4.5 million of expense, respectively, related to certain tax reserve adjustments. The tax provision for 1993 also includes $13.0 million of current income tax relating to taxable capital gains triggered by the Distribution of approximately 74% of the shares of Common Stock of White River to shareholders on December 22, 1993. Such gains were not recognized for financial reporting purposes pursuant to generally accepted accounting principles ("GAAP"). The 1993 provision also includes $4.7 million of deferred income tax reflecting a tax reserve established on White River's books of record as of December 22, 1993, the date of the Distribution. The reserve offsets White River's deferred tax asset calculated on a stand-alone basis as of that date.

                             Fund American has recorded a net deferred Federal
                        income tax asset of $21.4 million as of December 31, 1994. The deferred tax asset includes a $23.9 million net benefit related to various operating items partially offset by a $2.5 million net liability related to unrealized gains on investment securities.

                             Fund American adopted during 1992 the provisions of
                        SFAS No. 109 which established new accounting rules for income taxes. The catch-up charge to net income for SFAS No. 109 was $23.8 million, or $1.88 per share for the full year 1992. The SFAS No. 109 adjustments relate principally to deferred tax liabilities on intangible assets arising from Fund American's acquisition of Source One in 1986. SFAS No. 109 requires the recording of deferred tax liabilities as if these assets were to be sold.

                        OTHER

                        On December 22, 1993 the Company distributed approximately 74% of the outstanding shares of Common Stock of White River to its shareholders. White River commenced operations on September 24, 1993, concurrent with the purchase and other transfer of selected assets and the assumption of certain liabilities from Fund American. The assets sold or otherwise transferred by Fund American to White River included primarily $84.0 million of common equity securities, $147.1 million of securities classified as other investments and $25.8 million of short-term investments. White River's initial capitalization consisted of a $50.0 million demand note payable to Fund American, $7.0 million of redeemable preferred stock and $200.0 million of common shareholder's equity. Of the shares of Common Stock of White River retained by Fund American, 980,507, or approximately 15% of the total shares of Common Stock of White River outstanding as of September 24, 1993, were reserved by Fund American for delivery upon exercise of existing employee stock options and warrants.

                              On January 2, 1991, pursuant to an agreement
                        originally announced on August 2, 1990, the Company sold its principal operating business, Fireman's Fund, to Allianz of America, Inc. for $2,908.7 million in cash. Fireman's Fund included substantially all Fund American's property-casualty insurance operations. The reported gain from the sale, calculated in accordance with GAAP, was $1,305.7 million after tax for the year ended December 31, 1991. An additional $.7 million gain was recorded during 1992 as a result of adjustments to the net proceeds of the sale related to certain employee benefit plans. The 1991 gain includes a $75.0 million tax benefit related to the Company's estimated tax loss on the sale. The amount of tax benefit from the sale ultimately realized by the Company may be significantly more or less than the Company's current estimate due to possible changes in or new interpretations of tax rules, possible amendments to Fund American's 1990 or prior years' Federal income tax returns, the results of Internal Revenue Service audits and other matters affecting the amount of the deductible tax loss. The Company has included in other liabilities an estimated reserve related to such matters affecting the amount of the deductible tax loss and other tax matters. Such reserve totalled $78.6 million as of December 31, 1994.

     LIQUIDITY AND      PARENT COMPANY
     CAPITAL
     RESOURCES          The primary sources of cash inflows for the Company are
                        investment income, sales of investment securities and dividends received from its operating subsidiaries.
                        Since the sale of Fireman's Fund, the Company has been gradually liquidating its portfolio of passive investment securities. Management's primary strategic goal is to reinvest the Company's passive investments
                        (or proceeds from sales thereof), together with other resources available to the Company, into operating businesses in which management has knowledge and experience. Management believes that this strategy will, over time, further enhance shareholder value if appropriate opportunities can be found. Management currently intends to develop or pursue investments in or acquisitions of one or more businesses, primarily in the mortgage origination and servicing, insurance or other financial services industries. Such acquisitions could be made by means of purchases of securities for cash or in exchange for certain of Fund American's investment holdings. In connection with any acquisitions, Fund
                        American may sell or otherwise dispose of a portion of its assets.

                             In May 1994 the Company purchased 2,000,000 shares
                        of FSA common stock from U S WEST Capital Corp., a wholly-owned subsidiary of U S WEST, Inc., as part of an initial public offering of 8,082,385 shares of FSA's common stock at the initial offering price of $20.00 per share. The Company's initial stake represented a 7.6% ownership of FSA. The Company's Chairman, John J. Byrne, also became Chairman of FSA. FSA conducts operations principally through Financial Security Assurance Inc., a wholly-owned monoline financial guarantee insurance subsidiary with Aaa/AAA claims-paying ratings. FSA is principally engaged in guaranteeing municipal bonds and residential mortgage and other asset-backed securities.

                             Following receipt of regulatory approvals, in
                        September 1994 the Company acquired additional rights and securities whereby it substantially increased its holdings and voting control in FSA. Such additional rights and securities include (i) various fixed price options and shares of convertible preferred stock which, in total, give the Company the right to acquire over the next five to ten years up to 4,560,607 additional shares of FSA common stock for aggregate consideration of $125.7 million, and (ii) a "call right" which, in general, gives the Company the right through November 13, 1995, to acquire up to 9,000,000 additional shares of FSA common stock for per share consideration equal to the higher of (a) market price or (b) a fixed price ranging from $29.00 to $30.50. The Company also has a right of first offer through November 13, 1995, relating to the same 9,000,000 shares of common stock. All shares of FSA common stock owned or acquired by the Company as described above are subject to certain restrictions on transfer, voting provisions and other limitations and requirements set forth in a Shareholders' Agreement, a Registration Rights Agreement and a Voting Trust Agreement.

                             The Company purchased an additional 460,200 shares
                        of FSA Common Stock on the open market in the first quarter of 1995 for $8.8 million which raised its voting control of FSA to approximately 23%.

                             In December 1994 the Company purchased a 33%
                        interest of property-casualty insurer Main Street America Holdings, Inc. ("MSA"), a unit of National Grange Mutual Insurance Company ("NGM"), for $25.0 million in cash. MSA shares in 40% of NGM's business through a reinsurance agreement.

                             On February 7, 1995 the Company capitalized its
                        newly formed subsidiary, White Mountains, with $25.0 million in cash. In March 1995 White Mountains received its license from the Insurance Commissioner of the State of New Hampshire to engage in the sale of property casualty insurance. White Mountains is expected to expand its operations to other states as additional approvals are obtained.

                             In June 1994 the Company entered into a revolving
                        credit agreement with a syndicate of banks. Under the agreement, through June 1, 1995, the Company and certain of its subsidiaries may borrow at market interest rates up to $75.0 million. The credit agreement contains certain customary covenants, including a $525.0 million minimum tangible net worth requirement and a minimum asset coverage requirement. At December 31, 1994 the Company had no borrowings outstanding under this agreement.

                             During January and February 1993 the Company issued
                        $150.0 million in principal amount of medium-term notes for net cash proceeds of $148.0 million after related costs. Proceeds from the issuance of the notes were used to repay an existing $100.0 million revolving credit facility and for general corporate purposes. In June 1994 the Company repurchased $25.0 million in principal amount of the notes. At December 31, 1994 the remaining outstanding notes had an average maturity of 8.38 years and an average yield to maturity of 7.82%.

                             On July 13, 1992 the Company redeemed 51,389 shares
                        of the Series D Preferred Stock for $185.0 million. In August 1994 the Company redeemed an additional 22,778 shares of the Series D Preferred Stock for $82.0 million. The redemption price for the shares of Series D Preferred Stock redeemed was equal to the stock's liquidation preference. In accordance with the terms of the Series D Preferred Stock, the redemption date for the remaining 20,833 shares of the Series D Preferred Stock outstanding was extended from July 31, 1994 to July 31, 1995 and the annual dividend rate was increased from 7.75% to 8.75% on August 1, 1994. The Company may, at its option, extend the redemption date for the Series D Preferred Stock for one more year, to July 31, 1996, which would require a further increase in the dividend rate to 9.75%.

                             During 1994, 1993 and 1992 the Company repurchased
                        1,128,057 Shares, 536,247 Shares and 5,314,518 Shares,
                        respectively, for $78.8 million, $41.8 million and $371.7 million, respectively. The bulk of the Shares repurchased during 1992 were acquired pursuant to a Plan of Complete Liquidation which was terminated in June 1992. The Shares repurchased during 1993 and 1994 represent a return of excess capital to the Company's shareholders.

                             On February 21, 1995 the Company commenced a self-
                        tender offer for 750,000 Shares for $75.00 per Share in cash, or an aggregate purchase price of $56.4 million including related costs. The tender offer expires on March 20, 1995 and, if fully subscribed, would exhaust the Company's remaining Share repurchase authorization.

                             The Company currently does not pay regular cash
                        dividends to holders of Shares, and the Company's Board of Directors (the "Board") currently does not intend to reinstate regular periodic dividends on Shares. However, the Board currently intends to reconsider from time to time the declaration of regular periodic dividends on Shares with due consideration given to the financial characteristics of Fund American's remaining invested assets and operations and the amount and regularity of its cash flows at the time. There can be no assurance, therefore, as to whether or when the Board will declare additional dividends on Shares.

                        SOURCE ONE


                             Source One's investments, mortgage loans held for
                        sale and mortgage loan servicing portfolio provide a liquidity reserve since they may be sold to meet liquidity needs.

                              Source One's working capital requirements have
                        historically been funded through its revolving credit and commercial paper programs. These borrowings are used to fund mortgage loan production until the sale of such mortgage loans in the secondary market. Declines in mortgage loan production have led to a reduction in the balance of mortgage loans held for sale during 1994, resulting in a corresponding decrease in Source One's short-term borrowings.

                              In August 1994 Source One replaced its then
                        existing credit agreements with three new credit facilities totalling $900.0 million. At Source One's request, such facilities were reduced to an aggregate amount of $800.0 million in November 1994. The new facilities, together with $325.0 million aggregate principal amount of publicly issued debt securities, are secured primarily by Source One's mortgage loans held for sale and mortgage loan servicing portfolio. One facility in the amount of $250.0 million matures on July 31, 1995 and the remaining two facilities in the amounts of $150.0 million and $400.0 million mature on June 30, 1997 and July 31, 1997, respectively. At December 31, 1994 there was $195.0 million outstanding under these secured credit facilities.

                              Source One's secured credit facilities currently
                        contain covenants which limit its ability to pay dividends or make distributions on its capital in excess of $9.0 million of cash dividends on preferred stock each year. Source One is in the process of re-negotiating this covenant to increase the dividend/distribution capacity thereunder. The covenants also require Source One to maintain a certain level of total tangible net worth and a certain ratio of debt to total tangible net worth. Source One is currently in compliance with all such covenants.

                             Under the credit agreements described above, Source
                        One receives interest expense credits as a result of holding escrow and custodial funds in trust accounts at non-affiliated banks.

                             Source One also has a revolving credit agreement
                        under which it can borrow up to $10.0 million. At December 31, 1994 and 1993, there was $3.8 million and $2.5 million outstanding under this agreement, respectively.

                             Prior to August 1994 Source One could borrow at
                        floating rates up to $725.0 million under revolving credit agreements. Source One also had bid loan facilities to augment those credit agreements which allowed Source One to borrow additional amounts in a bid process. At December 31, 1993 Source One had $725.0 million outstanding under the revolving credit agreements and $236.9 million outstanding in bid loans.

                             Source One has a $650.0 million domestic and Euro
                        commercial paper program. The weighted average number of days to maturity of commercial paper outstanding at December 31, 1994 was 10 days. At December 31, 1994 and 1993 there was $26.1 million and $574.0 million of commercial paper outstanding, respectively.

                             In June 1992 Source One issued $100.0 million
                        principal amount of 9% debentures due in June 2012 under terms of a $250.0 million shelf registration statement filed in April 1992. The proceeds from issuance were used for general corporate purposes.

                             In October 1991 Source One issued $160.0 million of
                        medium-term notes under terms of a $200.0 million shelf registration statement filed in November 1988. The notes are due in October 2001 and bear interest at a rate of 8.875%.

                             In 1989 Source One issued $40.0 million of medium-
                        term notes having a weighted average interest rate of 9.65% and due in 1996.

                             In 1986 Source One issued $125.0 million of 8.25%
                        debentures due November 1, 1996.

                             In March 1994 Source One issued 4,000,000 shares of
                        8.42% perpetual Cumulative Preferred Stock, Series A, having an aggregate liquidation preference of $25.00 per Share, for net cash proceeds of $96.9 million. The Source One preferred stock is not redeemable prior to May 1, 1999.


    INFLATION                Inflation affects Source One most significantly in
                         the area of loan originations. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Historically, Source One's loan originations have increased in response to falling interest rates and have decreased during periods of rising interest rates. However, higher interest rate environments typically enhance the value of Source One's mortgage loan servicing portfolio due to related declines in refinancing activity. Lower interest rates generally result in higher payoffs and, therefore, typically reduce the value of the mortgage loan servicing portfolio.

                                 FUND AMERICAN
                          CONSOLIDATED BALANCE SHEETS


                                                                                             December 31,
Dollars in millions                                                                       1994         1993
ASSETS
Common equity securities, at market value (cost $294.2 and $464.3)                   $   332.4    $   585.5
Other investments (cost $163.6 and $120.3)                                               157.3        113.4
Short-term investments, at amortized cost (which approximated market value)              119.2        252.5
                                                                                    ------------------------
     Total investments                                                                   608.9        951.4
Cash                                                                                       1.5         10.7
Capitalized mortgage servicing, net of accumulated amortization                          530.5        666.7
Mortgage loans held for sale                                                             210.5      1,298.5
Pool loan purchases                                                                      163.9        155.5
Mortgage claims receivable and real estate acquired,
  less allowance for mortgage loan losses of $13.4 and $16.0                              49.8         46.4
Investments in unconsolidated affiliates                                                  69.7           -
Goodwill                                                                                  28.0         30.4

Other assets                                                                             144.5        145.4
                                                                                    ------------------------
     Total assets                                                                    $ 1,807.3    $ 3,305.0
============================================================================================================
LIABILITIES
Short-term debt                                                                      $   254.1    $ 1,536.8
Long-term debt                                                                           547.0        601.3
Accounts payable and other liabilities                                                   245.1        261.9
                                                                                   -------------------------
     Total liabilities                                                                 1,046.2      2,400.0
------------------------------------------------------------------------------------------------------------
MINORITY INTEREST - PREFERRED STOCK OF SUBSIDIARY                                        100.0           -
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock - authorized 10,000,000 shares,
  Series D voting preferred stock, issued 20,833 and 43,611 shares                        75.0        157.0
Common stock  - authorized 125,000,000 shares,
  issued 33,597,147 and 34,725,204 shares                                                 33.6         34.7
Common paid-in surplus                                                                   338.1        349.5
Retained earnings                                                                      1,098.2      1,198.6
Common stock in treasury, at cost:  25,187,210 and 25,317,210 shares                    (878.5)      (884.9)
Net unrealized investment gains                                                           19.7         74.5
Loan for common stock issued                                                             (25.0)       (24.4)
                                                                                    ------------------------
     Total shareholders' equity                                                          661.1        905.0
------------------------------------------------------------------------------------------------------------
     Total liabilities, minority interest and shareholders' equity                   $ 1,807.3    $ 3,305.0
============================================================================================================

See Notes to Consolidated Financial Statements.

                                 FUND AMERICAN
                        CONSOLIDATED INCOME STATEMENTS


                                                                                                    Year Ended December 31,
Millions, except per share amounts                                                                 1994      1993      1992
REVENUES:
Mortgage servicing revenue                                                                         $169.3     $187.1    $195.8
Amortization of capitalized mortgage servicing                                                       86.9      133.6     147.4
   Net mortgage servicing revenue                                                                    82.4       53.5      48.4
Net gain on sales of mortgages                                                                       29.5       34.8      17.1
Other mortgage operations revenue                                                                    23.9       29.2      21.0
Equity in earnings of unconsolidated affiliates                                                       2.5          -         -
Net investment income and other revenue                                                              90.2      133.5     127.6
                                                                                                  -----------------------------
     Total revenues                                                                                 228.5      251.0     214.1
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES:
Interest expense                                                                                     78.8      103.1      77.5
Compensation and benefits                                                                            69.2       63.5      61.1
General expenses                                                                                     77.7       67.5      53.0
                                                                                                 ------------------------------
     Total expenses                                                                                 225.7      234.1     191.6
-------------------------------------------------------------------------------------------------------------------------------
Pretax operating earnings                                                                             2.8       16.9      22.5
                                                                                                   ----------------------------
Net realized investment gains                                                                        38.8       50.6      11.0
Change in net unrealized investment gains and losses                                                    -       73.4      54.3
                                                                                                   ----------------------------
NET INVESTMENT GAINS                                                                                 38.8      124.0      65.3
                                                                                                   ----------------------------
Pretax earnings                                                                                      41.6      140.9      87.8
Income tax provision                                                                                 20.5       70.5      33.6
                                                                                                   ----------------------------
AFTER TAX EARNINGS                                                                                   21.1       70.4      54.2
Gain from sale of discontinued operations, after tax                                                    -          -        .7
Cumulative effect of accounting change -
   purchased mortgage servicing, after tax                                                          (44.3)         -         -
Cumulative effect of accounting change - postretirement benefits, after tax                             -          -      (1.9)
Cumulative effect of accounting change - income taxes                                                   -          -     (23.8)
                                                                                                  -----------------------------
NET INCOME (LOSS)                                                                                   (23.2)      70.4      29.2
Less dividends on preferred stock                                                                     9.9       12.2      19.9
                                                                                                  -----------------------------
     Net income (loss) applicable to common stock                                                  $(33.1)   $  58.2   $   9.3
--------------------------------------------------------------------------------------------------=============================

PRIMARY EARNINGS PER SHARE:
After tax earnings                                                                                 $ 1.20    $  5.68   $  2.71
Gain from sale of discontinued operations, after tax                                                    -          -       .06
Cumulative effect of accounting changes                                                             (4.71)         -     (2.03)
                                                                                                 ------------------------------
     Net income (loss)                                                                            $ (3.51)   $  5.68   $   .74
-------------------------------------------------------------------------------------------------==============================
FULLY DILUTED EARNINGS PER SHARE:
After tax earnings                                                                                 $ 1.20    $  5.68   $  2.70
Gain from sale of discontinued operations, after tax                                                    -          -       .06
Cumulative effect of accounting changes                                                             (4.71)         -     (2.03)
                                                                                                 ------------------------------
    Net income (loss)                                                                             $ (3.51)   $  5.68   $   .73
===============================================================================================================================

See Notes to Consolidated Financial Statements.

                                 FUND AMERICAN
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                            Net
                                                                    Common                             unrealized    Loan for
                                                                  stock and                  Common    investment     common
                                                      Preferred    paid-in      Retained   stock in       gains       stock
Millions                                     Total      stock      surplus      earnings   treasury     (losses)      issued
------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1991              $1,496.5     $ 342.0       $450.0    $1,687.2     $(946.9)       $(35.8)    $    -

Net income                                     29.2           -            -        29.2           -             -          -
Dividends to preferred stockholders           (18.7)          -            -       (18.7)          -             -          -
Redemption of preferred stock                (185.0)     (185.0)           -           -           -             -          -
Purchases of common stock retired            (371.7)          -        (58.8)     (312.9)          -             -          -
Stock options and warrants exercised
  and performance shares awarded               50.0           -         (1.1)       (9.6)       60.7             -          -
Loan for common stock issued                  (23.8)          -            -           -           -             -      (23.8)
Change in net unrealized investment
 gains and losses, after tax                   11.8           -            -           -           -          11.8          -
                                     -----------------------------------------------------------------------------------------
Balances at December 31, 1992                 988.3       157.0        390.1     1,375.2      (886.2)        (24.0)     (23.8)

Net income                                     70.4           -            -        70.4           -             -          -
Dividends to preferred stockholders           (12.2)          -            -       (12.2)          -             -          -
Distribution of subsidiary to common
  stockholders                               (146.9)          -            -      (146.9)          -             -          -
Purchases of common stock retired             (41.8)          -         (5.9)      (35.9)          -             -          -
Stock options exercised and
  performance shares awarded                    2.0           -            -          .7         1.3             -          -
Change in net unrealized investment
 gains and losses, after tax                   23.7           -            -           -           -          23.7          -
Cumulative effect of change in
  accounting for investment
  securities, after tax                        22.1           -            -       (52.7)          -          74.8          -
Other                                           (.6)          -            -           -           -             -        (.6)
                                    ------------------------------------------------------------------------------------------
Balances at December 31, 1993                 905.0       157.0        384.2     1,198.6      (884.9)         74.5      (24.4)

Net loss                                      (23.2)          -            -       (23.2)          -             -          -
Dividends to preferred stockholders            (9.4)          -            -        (9.4)          -             -          -
Redemption of preferred stock                 (82.0)      (82.0)           -           -           -             -          -
Purchases of common stock retired             (78.8)          -        (12.5)      (66.3)          -             -          -
Stock warrants exercised                        4.9           -            -        (1.5)        6.4             -          -
Change in net unrealized investment
 gains and losses, after tax                  (54.8)          -            -           -           -         (54.8)         -
Other                                           (.6)          -            -           -           -             -        (.6)
                                   -------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994              $  661.1     $  75.0       $371.7    $1,098.2     $(878.5)       $ 19.7     $(25.0)
==============================================================================================================================

See Notes to Consolidated Financial Statements.

                                 FUND AMERICAN
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Year Ended December 31,
Millions                                                                                             1994        1993        1992
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                               $   (23.2)   $   70.4    $   29.2
Charges (credits) to reconcile net income (loss) to cash flows from operations:
     Net realized investment gains                                                                   (38.8)      (50.6)      (11.0)
     Change in net unrealized investment gains and losses                                                -       (73.4)      (54.3)
     Gain from sale of discontinued operations, after tax                                                -           -         (.7)
     Cumulative effect of accounting change - purchased mortgage
        servicing, after tax                                                                          44.3           -           -
     Cumulative effect of accounting change - postretirement benefits, after                             -           -         1.9
      tax
     Cumulative effect of accounting change - income taxes                                               -           -        23.8
     Decrease (increase) in mortgage loans held for sale                                           1,088.0      (182.4)     (318.8)
     Depreciation and amortization of mortgage origination
       and servicing assets and goodwill                                                              99.2       142.3       155.1
     Capitalized excess mortgage servicing income                                                    (16.7)      (58.1)      (47.1)
     Change in current income taxes receivable and payable                                            22.6        21.2       101.5
     Deferred income tax provision (benefit)                                                          (1.4)       37.2        14.4
     Change in other assets                                                                           24.8       (26.9)       (7.0)
     Change in accounts payable and other liabilities                                                 (7.3)      (26.1)        9.3
     Other, net                                                                                        2.4         9.7         5.5
                                                                                             --------------------------------------
Net cash flows provided from (used for) operating activities                                       1,193.9      (136.7)      (98.2)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Net decrease (increase) in short-term investments                                               133.3       (10.2)       (2.4)
     Sales and maturities of common equity securities and other investments                          338.2       360.4       282.1
     Purchases of common equity securities and other investments                                    (186.3)     (245.4)      (18.7)
     Investments in unconsolidated affiliates                                                        (44.0)          -           -
     Collections on mortgage origination and servicing assets                                        232.3       213.3       179.5
     Additions to capitalized mortgage servicing                                                     (90.1)      (72.2)     (119.6)
     Proceeds from sales of mortgage servicing                                                        70.2           -           -
     Additions to other mortgage origination and servicing assets                                   (242.8)     (255.9)     (247.0)
     Purchases of fixed assets, net                                                                   (3.6)      (11.2)       (7.4)
     Sale of discontinued operations                                                                     -           -        (7.9)
                                                                                              -------------------------------------
Net cash provided from (used for) investing activities                                               207.2       (21.2)       58.6
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Net (decrease) increase in short-term debt                                                   (1,314.5)       21.5       498.5
     Proceeds from issuances of long-term debt                                                           -       178.0        98.4
     Repayments of long-term debt                                                                    (23.9)          -           -
     Proceeds from issuances of preferred stock by subsidiary                                         96.9           -           -
     Redemption of preferred stock                                                                   (82.0)          -      (185.0)
     Proceeds from issuances of common stock from treasury                                             2.8         2.1        29.4
     Purchases of common stock retired                                                               (78.8)      (41.8)     (371.7)
     Cash dividends paid to preferred shareholders                                                   (10.8)      (12.7)      (22.2)
                                                                                              -------------------------------------
Net cash (used for) provided from financing activities                                            (1,410.3)      147.1        47.4
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash during year                                                           (9.2)      (10.8)        7.8
Cash balance at beginning of year                                                                     10.7        21.5        13.7
                                                                                              ------------------------------------
Cash balance at end of year                                                                     $      1.5    $   10.7    $   21.5
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                                       FUND AMERICAN
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    SUMMARY OF        BASIS OF PRESENTATION
      SIGNIFICANT       The accompanying consolidated financial statements
      ACCOUNTING        include the accounts of Fund American Enterprises
      POLICIES          Holdings, Inc. (the "Company") and its subsidiaries
                        (collectively, "Fund American"). Fund American's principal business is conducted through Source One
                        Mortgage Services Corporation and its subsidiaries
                        ("Source One"). The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). All significant intercompany transactions have been eliminated in consolidation. The financial statements include all adjustments considered necessary by management to fairly present the financial position, results of operations and cash flows of Fund American. Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

                        ACCOUNTING STANDARDS RECENTLY ADOPTED

                        As of December 31, 1994 Fund American adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," which requires the disclosure of the amount, nature, terms, purpose and fair value of derivative financial instruments. The adoption of SFAS No. 119 resulted only in additional disclosure requirements and had no effect on Fund American's financial position or results of operations.

                        Prior to December 31, 1993 Source One carried its portfolio of common equity securities at the lower of its aggregate cost or market value as of the balance sheet date. Changes in Source One's market valuation allowance for this portfolio were recorded as a direct adjustment to shareholders' equity (net of tax) with no credit or charge to net income. Common equity securities held by the Company and its subsidiaries other than Source One were carried at market value, with related unrealized gains and losses included in net income. As of December 31, 1993 Fund American adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, substantially all of Fund American's portfolio of common equity securities and other investments were classified as securities available for sale. The statement requires that investments classified as securities available for sale be reported at fair value as of the balance sheet date, with related unrealized gains and losses excluded from earnings and instead reported as a net amount in a separate component of shareholders' equity (net of tax).

                        During 1992 Fund American adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the cost of such benefits to be charged to expense during the years that employees render services.

                        Also during 1992 Fund American adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established new accounting rules for income taxes. It requires an asset and liability approach for financial accounting and reporting for income taxes.

                        INVESTMENT SECURITIES

                        Other investments include: fixed income investments carried at amortized cost which approximated fair value as of December 31, 1994 and 1993; investment partnership interests accounted for using the equity method and carried at internally appraised fair value if such value differs significantly from the equity basis; certain preferred and common equity securities having no established public market value and carried at internally appraised fair value; certain securities which, due to restrictions regarding resale, are carried at a discount to the quoted market value for similar unrestricted securities; mortgage loans held for investment; and residual interests in real estate mortgage investment conduits ("REMICs"). Mortgage loans held for investment are stated at the lower of cost or market value, determined on an individual loan basis at the time the permanent investment decisions were made. Related discounts, if any, are amortized to income over the anticipated life of the investment. REMICs are classified as held to maturity and are carried at amortized cost using a method which approximates the effective yield method of amortization.

                             Short-term investments are carried at amortized
                        cost which approximated market value as of December 31, 1994 and 1993. Short-term mortgage-backed securities are classified as trading securities and are stated at fair value with unrealized gains and losses, if any, reported in income.

                             Realized gains and losses resulting from sales of
                        investment securities or from other than temporary impairments of value are accounted for using the specific identification method.

                        MORTGAGE ORIGINATION AND SERVICING

                        Fund American acquired Source One in 1986. The purchase price in excess of historical book value allocated to goodwill is being amortized over 20 years.

                             Mortgage loans held for sale are stated at the
                        lower of aggregate cost or market value.

                             Conventional residential mortgage loans are placed
                        on a non-accrual basis when delinquent 90 days or more as to interest or principal. Interest on delinquent Federal Housing Administration ("FHA") insured loans is accrued at the insured rate beginning on the sixty-first day of delinquency. Interest on delinquent Veterans Administration ("VA") guaranteed loans is accrued at the loan rate during the period of delinquency.

                             Gains and losses from sales of mortgage loans are
                        recognized when the proceeds are received. Loan origination fees, net of certain direct costs, have been deferred and are recognized as income when the related mortgage loans are sold. Discounts from the origination of mortgage loans held for sale are deferred and recognized as adjustments to gains or losses on sales.

                             Capitalized mortgage servicing includes certain
                        costs incurred in the acquisition of mortgage servicing contracts (purchased servicing rights) which are deferred and amortized using a method that relates the anticipated net servicing revenue to total projected net servicing revenue to be received over the expected life of the loan. The initial amount of capitalized servicing recorded does not exceed the present value of estimated future net servicing income. Capitalized servicing also includes the present value of future servicing revenue in excess of normal servicing revenue on originated loans sold with servicing retained (excess servicing) which is deferred and amortized under a method similar to that which is used for purchased mortgage servicing rights.

                             Effective January 1, 1994 Source One changed the
                        methodology used to measure impairment of its purchased mortgage servicing rights asset. Previously, Source One measured the asset's impairment on a disaggregated basis and used a cost of capital charge to measure the value of future servicing cash flows. The new accounting methodology measures the asset's impairment on a disaggregated basis and discounts the asset's estimated future cash flows using current market rates. Source One did not change the methodology used to measure impairment of its excess servicing asset. Source One continues to measure impairment using the original discount rate to discount excess servicing cash flows.

                             Pool loan purchases, which are carried at cost,
                        represent FHA insured, VA guaranteed and conventional loans which were either delinquent or in the process of foreclosure at the time they were purchased from Government National Mortgage Association ("GNMA") or Federal National Mortgage Association ("FNMA") mortgage-backed security pools which Source One services or, to a lesser degree, from private investors. Interest is accrued on these purchased loans at a rate based on expected recoveries.

                             Mortgage claims receivable represent claims filed
                        primarily with FHA and VA. These receivables are carried at cost less an estimated allowance for amounts which are not fully recoverable from the claims filed.

                             Real estate acquired is stated at the lower of net
                        realizable value or the recorded balance satisfied at the date of acquisition, as determined on an individual property basis. Costs related to holding the properties are charged to expense as incurred.

                             The allowance for mortgage loan losses is based on
                        an analysis of the mortgage loan servicing portfolio and, in management's judgment, is adequate to provide for estimated losses.

                             Mortgage servicing revenue represents fees earned
                        for servicing real estate mortgage loans owned by investors and late charge income. The servicing fees are calculated based on the outstanding principal balances of the loans serviced and are recognized together with late charge income when received.

                        EARNINGS PER SHARE

                        For purposes of earnings per share, common stock equivalents include stock options, warrants and non-cash performance shares. The Voting Preferred Stock Series D, par value $1.00 per share (the "Series D Preferred Stock") is not a common stock equivalent.

                             Primary earnings per share amounts are based on the
                        weighted average number of common shares and dilutive common stock equivalents outstanding. In the calculation, income is adjusted for preferred stock dividends. The weighted average shares used in the primary computation were 9,405,093; 10,247,746 and 12,697,012 for the years ended December 31, 1994, 1993 and 1992, respectively.

                             Fully diluted earnings per share amounts are based
                        on the weighted average number of common shares outstanding, assuming full dilution. Income is adjusted for preferred stock dividends when the preferred shares are anti-dilutive. The weighted average shares used in the fully diluted computation were 9,408,785; 10,247,746 and 12,725,024 for the years ended December 31, 1994, 1993 and 1992, respectively.

                        FUTURE APPLICATION OF ACCOUNTING STANDARD

                        In June 1994 the Financial Accounting Board issued an exposure draft entitled "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans." The exposure draft, in its current form, would require entities to measure impairment on a disaggregated basis by stratifying the capitalized mortgage servicing asset based on the risk characteristics of the underlying loans. Impairment would be recognized through a valuation allowance for an individual straturn with a corresponding charge to expense. The proposed statement would be applied prospectively in years beginning after December 15, 1995 to transactions involving the capitalization of originated servicing rights and to impairment evaluations of all capitalized servicing rights. Retroactive application would be prohibited, although early adoption of the standard would be allowed. The proposed statement, if adopted in its current form, could have a substantial impact on Source One's financial condition and results of operations in the future. However, since no final pronouncement has been issued, management is not able to predict with any reliability whether such pronouncement may ultimately be adopted and what impact, if any, it would have on Source One's financial condition and results of operations.


2.     SALE OF          On January 2, 1991, pursuant to an agreement originally
       SUBSIDIARY       announced on August 2, 1990, the Company sold its
                        principal operating business, Fireman's Fund Insurance
                        Company (together withits insurance subsidiaries,
                        "Fireman's Fund"), to Allianz of America, Inc. The 1991 gain from the sale includes a $75.0 million tax benefit related tothe Company's estimated tax loss on the sale.
                        The amount of tax benefit from the sale ultimately realized by the Company may be significantly more or less than the Company's current estimate due to possible changes in or new interpretations of tax rules, possible amendments to Fund American's 1990 or prior years'
                        Federal income tax returns, the results of Internal
                        Revenue Service audits and other matters affecting the amount of the deductible tax loss. The Company has included in other liabilities an estimated reserve related to such matters affecting the amount of the deductible tax loss and other tax matters. Such reserve totalled $78.6 million at December 31, 1994 .


3.     INVESTMENT       Net investment income and other revenue consisted of the
       SECURITIES       following:

                        ---------------------------------------------------------------------------------------------
                        Year Ended December 31,
                                                                                -------------------------------------
                        Millions                                                    1994          1993          1992
                        ---------------------------------------------------------------------------------------------
                        Interest income
                           Mortgage loans held for sale                           $ 66.6        $ 88.0        $ 75.6
                           Short-term investments                                    7.8           6.4          14.8
                           Other                                                     5.3          24.3          17.4
                                                                                -------------------------------------
                        Total interest income                                       79.7         118.7         107.8
                        Dividend and royalty trust income                           11.1          15.2          16.6
                        Other investment revenue                                      .1           2.3           4.9
                        Less investment expenses                                     (.7)         (2.7)         (1.7)
                                                                                -------------------------------------
                        Net investment income and other revenue, before tax       $ 90.2        $133.5        $127.6
                        =============================================================================================

                 Net realized investment gains and changes in net unrealized investment gains and losses were as follows:

                        ---------------------------------------------------------------------------------------------------
                                                                                            Year Ended December 31,
                                                                                 ------------------------------------------
                        Millions                                                      1994            1993            1992
                        ---------------------------------------------------------------------------------------------------
                        Net realized investment gains                               $ 38.8          $ 50.6          $ 11.0
                        Net unrealized investment gains (losses):
                          Included in net income                                        --            73.4            54.3
                          Recorded directly to shareholders' equity                  (84.3)           69.9            17.9
                                                                                 ------------------------------------------
                        Total net investment gains (losses), before tax             $(45.5)         $193.9          $ 83.2
                        ===================================================================================================

                 The components of ending net unrealized gains and losses on common equity securities and other investments were as follows:

                        ---------------------------------------------------------------------------------------------------
                                                                                                 December 31,
                                                                                 ------------------------------------------
                        Millions                                                      1994            1993            1992
                        ---------------------------------------------------------------------------------------------------
                        Unrealized gains                                            $ 47.3          $145.8          $ 75.8
                        Unrealized losses                                            (17.0)          (31.2)          (96.6)
                                                                                 ------------------------------------------
                        Total net investment gains (losses), before tax             $ 30.3          $114.6          $(20.6)
                        ===================================================================================================

                 Non-cash exchanges of investment securities totalling $.3 million and $39.8 during 1993 and 1992, respectively, are not reflected in the Consolidated Statements of Cash Flows.


4.  Mortgage     Source One services loans throughout the United States.
    Origination  Source One's portfolio of mortgages serviced, including
    and          loans subserviced, interim servicing contracts and those
    Servicing    under contract to acquire, totalled $39.6 billion and $38.4 billion as of December 31, 1994 and 1993, respectively, including GNMA guaranteed mortgage-backed securities of $11.9 billion and $11.4 billion, respectively. The following table summarizes the mortgage loan servicing portfolio:

                        ---------------------------------------------------------------------------------------------------
                                                                               Weighted average
                                                                    -------------------------------------------------------
                                                      Outstanding                                                 Remaining
                                                        principal           Loan                       Net      contractual
                                                          balance        balance     Interest    servicing             life
                                                       (millions)    (thousands)         rate     fee rate         (months)
                        ---------------------------------------------------------------------------------------------------
                        Loan Type:
                          Residential:
                            Conventional                  $25,279           $ 85         7.96%        .397%             257
                            FHA                             8,127             51         8.59         .440              287
                            VA                              4,420             51         8.37         .431              275
                           Commercial                          91            618         7.60         .177              176
                                                      -----------
                                                           37,917             70         8.14         .410              265
                        Interim servicing                   1,651
                                                      -----------
                        Total servicing portfolio         $39,568
                        ===================================================================================================

                        The servicing fee rates in the preceding table are shown after deducting applicable guarantee fees and before the effect of amortization of capitalized servicing. Guarantee fees range from six basis points for governmental loans to approximately 30 basis points for certain conventional loans. Certain loans sold to private investors have no guarantee fees.

                             The following tables summarize Source One's
                        mortgage loan servicing portfolio by interest rate range and by location of property:

                              ------------------------------------------------------------------------------------------
                                                         December 31, 1994                        December 31, 1993
                                                 ---------------------------------     ---------------------------------
                                                            Aggregate     Weighted                 Aggregate    Weighted
                                                  Number    principal      average      Number     principal     average
                              Interest rate           of      balance     interest          of       balance    interest
                              range                loans   (millions)         rate       loans    (millions)        rate
                              -----------------  ---------------------------------     ---------------------------------
                              5.99% and lower      6,597       $  318        5.37%       9,685        $  422       5.25%
                              6.00%-6.49%         11,887          800        6.21       10,680           639       6.17
                              6.50%-6.99%         37,415        3,339        6.71       24,124         2,107       6.70
                              7.00%-7.49%         89,649        7,316        7.16       56,399         4,187       7.15
                              7.50%-7.99%         93,328        7,748        7.61       66,450         5,380       7.62
                              8.00%-8.49%         57,323        4,220        8.09       53,227         3,889       8.10
                              8.50%-8.99%         78,998        4,465        8.60       81,721         4,553       8.61
                              9.00%-9.49%         36,115        2,168        9.08       39,272         2,382       9.08
                              9.50%-9.99%         59,174        3,383        9.60       75,228         4,531       9.60
                              10% and above       72,942        4,160       10.52      102,186         6,123      10.52
                                                 ---------------------------------     ---------------------------------
                              Total              543,428      $37,917        8.14%     518,972       $34,213       8.53%
                              ==========================================================================================

                                   ------------------------------------------------------------------------------------------
                                                              December 31, 1994                   December 31, 1993
                                                  --------------------------------------   -----------------------------------
                                                                             Percentage                             Percentage
                                                                Aggregate  of principal                Aggregate  of principal
                                                   Number       principal    balance of     Number     principal    balance of
                                                       of         balance     servicing         of       balance     servicing
                                   State            loans      (millions)     portfolio      loans     (millions)    portfolio
                                   -------------  --------------------------------------   -----------------------------------
                                   California      79,621        $  7,195          19.0%     82,694      $  7,209        21.1%
                                   Washington      42,584           3,502           9.2      37,938         2,950         8.6
                                   New York        35,214           2,611           6.9      36,157         2,728         8.0
                                   Michigan        33,174           1,865           4.9      28,667         1,356         4.0
                                   Texas           26,411           1,863           4.9      17,065         1,058         3.1
                                   Florida         29,955           1,642           4.9      25,576         1,452         4.2
                                   Illinois        20,984           1,580           4.2      19,972         1,369         4.0
                                   New Jersey      18,075           1,331           3.5      18,757         1,328         3.9
                                   Virginia        20,429           1,256           3.3      21,132         1,206         3.5
                                   Arizona         17,570           1,104           2.9      16,631          9.63         2.8
                                   Other          219,411          13,768          36.3     214,383        12,594        36.8
                                                  --------------------------------------   -----------------------------------
                                   Total          543,428         $37,917         100.0%    518,972       $34,213       100.0%
                                   ===========================================================================================

                        The tables include $4,294 million outstanding principal balance of loans subserviced for others at December 31, 1994. The tables exclude $1,651 million and $4,190 million outstanding principal balance of interim servicing as of December 31, 1994 and 1993, respectively.

                             Escrow funds of approximately $277.9 million and
                        $281.7 million as of December 31, 1994 and 1993, respectively, relating to mortgages serviced and subserviced, were held in non-interest bearing accounts at non-affiliated banks and are not included in the consolidated financial statements.

                             Source One has in force an errors and omissions
                        policy in the amount of $20.0 million. Primary fidelity coverage up to a limit of $45.0 million is provided under a Fund American master policy, for which Source One pays a portion of the premium.



5.   CAPITALIZED        Effective January 1, 1994 Source One changed the
     SERVICING          methodology used to measure impairment of its purchased
                        mortgage servicing rights asset. Previously, Source One measured the asset's impairment on a disaggregated basis and used a cost of capital charge to measure the value of future servicing cash flows. The new accounting methodology measures the asset's impairments on a disaggregated basis and discounts the asset's estimated future cash flows using current market rates. Source
                        One's management believes that the use of current market rates to discount cash flows versus the use of a cost of capital charge is a preferable accounting method because it represents a more conservative and informative financial statement presentation of the purchased mortgage servicing rights asset. The adoption of the new accounting methodology, recorded as a cumulative adjustment as of January 1, 1994, resulted in a $68.1 million pretax charge to income for 1994. The prospective effect of the accounting change was a $2.5 million net pretax charge to income for 1994.

                             If this accounting change had been applied
                        retroactively, the pro format effect would have decreased after tax earnings by approximately $4.7 million, or $.46 per share, for the year ended December 31, 1993. Pro forma amounts for 1992 cannot be reasonably determined since Source One does not have the necessary data available to stratify the mortgage servicing portfolio on a consistent basis. The following table summarizes changes in Source One's capitalized mortgage servicing asset:

                              ------------------------------------------------------------------------------
                                                                                   Year Ended December 31,
                                                                            --------------------------------
                              Millions                                           1994       1993       1992
                              ------------------------------------------------------------------------------
                              Purchases Servicing:
                               Balance at beginning of year                   $ 570.2    $ 551.3    $ 560.0
                               Servicing acquisitions                            69.7      117.5      119.6
                               Scheduled amortization                           (61.7)     (90.1)     (89.4)
                               Impairment and unscheduled amortization          (12.8)      (8.5)     (38.9)
                               Sales of servicing                               (21.7)        --         --
                               Cumulative effect of accounting change           (68.1)        --         --
                                                                            --------------------------------
                                Balance at end of year                          475.6      570.2      551.3
                                                                            --------------------------------

                              Excess Servicing:
                               Balance at beginning of year                      96.5       73.4       45.3
                               Additions                                         16.7       58.1       47.1
                               Scheduled amortization                           (12.1)     (11.5)     (10.0)
                               Impairment and unscheduled amortization            (.4)     (23.5)      (9.0)
                               Sales of servicing                               (28.6)        --         --
                                                                            --------------------------------
                                Balance at end of year                           72.1       96.5       73.4
                              Deferred gain on sales of servicing               (17.2)        --         --
                                                                            --------------------------------
                              Total capitalized mortgage servicing            $ 530.5    $ 666.7    $ 624.7
                              ==============================================================================

                        During 1993 and 1992 the entire mortgage banking industry experienced substantial prepayments in mortgage servicing portfolios due to refinancings caused by declines in market interest rates for mortgage loans. Considering these substantial refinancings, in December 1992 Source One decided to prospectively measure the recoverability of its capitalized mortgage servicing asset on a disaggregated basis, resulting in a $38.2 million pretax reduction in net mortgage servicing revenue for the year ended December 31, 1992. In addition, during 1992 Source One recorded unscheduled amortization totalling $9.7 million to reflect the effects of high prepayments on the capitalized servicing asset. The high level of prepayments continued in 1993 due to further declines in market interest rates for mortgage loans, resulting in additional pretax writedowns of the capitalized mortgage servicing asset totalling $32.0 million during 1993.

                             Source One estimates the fair value of its
                        capitalized excess servicing asset by discounting the anticipated cash flows to be received over the estimated life of the related loans. Source One uses interest only ("I/O") strip interest rates as quoted by market participants to determine the appropriate discount rate and prepayment speed assumption rates that are based on interest rates, loan types and maturity dates. The discount rates used to capitalize excess servicing ranged from 8.00% to 10.00% for the year ended December 31, 1994 and were 8.00% and 10.00% for the years ended 1993 and 1992, respectively. For the years ended December 31, 1994, 1993 and 1992, the weighted average discount rates inherent in the carrying amount of the capitalized excess servicing asset were 9.12%, 9.03% and 10.82%, respectively.

                              The following tables summarize the remaining
                        unamortized purchased servicing asset by year of origination:

                              --------------------------------------------------------------------------------
                                                                         December 31, 1994
                                                  ------------------------------------------------------------
                                                      Unamortized
                                                        purchased     Remaining                       Weighted
                                                        servicing     portfolio          Weighted      average
                              Year of                       asset       balance           average     maturity
                              origination              (millions)    (millions)     interest rate      (years)
                              --------------------------------------------------------------------------------
                              1989 and prior               $ 88.1       $ 4,636             9.06%         15.7
                              1987                           43.9         2,084             8.67          19.9
                              1988                           22.0         1,918             8.95          20.6
                              1989                           30.5         1,432             9.03          22.7
                              1990                           28.3         1,322             9.01          23.7
                              1991                           40.2         1,905             8.46          23.9
                              1992                           90.2         3,595             8.10          20.5
                              1993                          106.9         9,997             7.21          22.1
                              1994                           25.5         1,781             7.74          25.2
                                                  ------------------------------------------------------------
                              Total                        $475.6       $28,670             8.13%         21.0
                              ================================================================================

                        ---------------------------------------------------------------------------------------------
                                                                       December 31, 1993
                                                 --------------------------------------------------------------------
                                                     Unamortized
                                                       purchased         Remaining                           Weighted
                                                       servicing         portfolio           Weighted         average
                        Year of                            asset           balance            average        maturity
                        origination                   (millions)        (millions)      interest rate         (years)
                        ---------------------------------------------------------------------------------------------
                        1986 and prior                    $121.9           $ 5,790              9.55%            17.0
                        1987                                68.6             2,628              9.29             20.9
                        1988                                28.4             1,278             10.13             23.1
                        1989                                38.6             1,799             10.03             24.4
                        1990                                39.2             1,557              9.98             25.2
                        1991                                58.5             2,134              9.06             25.0
                        1992                               109.9             5,062              8.14             22.5
                        1993                               105.1            12,045              7.28             23.7
                                                 --------------------------------------------------------------------
                        Total                             $570.2           $32,293              8.50%            22.2
                        =============================================================================================

                  During the second quarter of 1994 Source One sold the rights to service $3,868 million of mortgage loans to a third party for cash proceeds of $70.2 million. Source One has continued to service these loans pursuant to a subservicing agreement. Accordingly, the related $19.9 million gain from the sale was deferred and is being recognized in income over the five-year life of the subservicing agreement. For the year ended December 31, 1994 Source One recognized $2.7 million of the deferred gain which is included in net servicing revenue. At December 31, 1994 the remaining deferred gain on the sale of servicing was $17.2 million and is excluded from the above table. The mortgage loan servicing portfolio at December 31, 1994 includes loans subserviced for others having a principal balance totalling $4,294 million.

                       The remaining unamortized purchased servicing asset
                  related to the acquisition of Source One in 1986 was $40.7 million and $52.9 million at December 31, 1994 and 1993, respectively, and is included in "1986 & prior" on the above table. The related remaining portfolio balance was $2.0 billion and $2.7 billion, the weighted average interest rate was 9.28% and 9.36%, and the weighted average remaining maturity was 13.55 years and 14.58 years as of December 31, 1994 and 1993, respectively.


6.  Mortgage      The following tables summarize Source One's mortgage
    Loans Held    loans held for sale and pool loan purchases:
    For Sale and
    Pool Loan
    Purchases

                        ----------------------------------------------------------------------------------------
                                                                                                December 31,
                                                                                         -----------------------
                        Millions                                                              1994         1993
                        ----------------------------------------------------------------------------------------
                        Adjustable rate mortgage loans, weighted average
                         interest rates of 7.86% and 5.22%                                $   46.4     $   61.4
                        Fixed rate 7 year through 25 year mortgage loans,
                         weighted average interest rates of 8.81% and 6.82%                   34.0        450.7
                        Fixed rate 30 year mortgage loans, weighted average
                         interest rates of 9.27% and 7.39%                                   131.3        786.5
                                                                                         -----------------------
                        Total principal amount                                               211.7      1,298.6
                        Less discounts                                                        (1.2)         (.1)
                                                                                         -----------------------
                        Total mortgage loans held for sale                                $  210.5     $1,298.5
                        ========================================================================================

                                                           Principal balance
                                                             (millions)           Number of loans
                                                         -------------------      -----------------
                        December 31,                       1994        1993        1994       1993
                        ---------------------------------------------------------------------------
                        Loan type: FHA                   $102.8     $  92.9       1,850      1,679
                                   VA                      41.9        40.7         719        658
                                   Conventional            19.2        21.9         224        247
                                                         ------------------------------------------
                        Total pool loan purchases        $163.9      $155.5       2,793      2,582
                        ===========================================================================

7.   DEBT            SHORT-TERM DEBT
                     Short-term debt outstanding consisted of the following:

                        --------------------------------------------------------------------------
                                                                                 December 31,
                                                                         -------------------------
                        Millions                                             1994           1993
                        --------------------------------------------------------------------------
                        Parent Company:
                         Loan guarantee                                    $ 30.0      $       -
                                                                         -------------------------
                        Source One:
                         Commercial paper                                    26.1          574.0
                         Credit agreement borrowings                        198.8          727.5
                         Bid loan borrowings                                    -          236.9
                         Less net premiums and discounts                      (.8)          (1.6)
                                                                         -------------------------
                          Total Source One                                  224.1        1,536.8
                                                                         -------------------------
                        Total short-term debt                              $254.1      $ 1,536.8
                        ==========================================================================

                     The weighted average interest rates of short-term debt outstanding during 1994 and 1993 were as follows:

                        ==========================================================================

                        --------------------------------------------------------------------------
                                                                           Year Ended December 31,
                                                                          ------------------------
                                                                               1994          1993
                        --------------------------------------------------------------------------
                        Parent Company:
                         Revolving credit facility                            5.11%         4.15%
                         Loan guarantee                                       5.36%         5.36%
                        Source One:
                         Commercial paper                                     3.92%         3.36%
                         Credit agreements and bid loans                      5.03%         4.03%
                        ==========================================================================

                     In June 1994 the Company entered into a revolving credit agreement with a syndicate of banks. Under the agreement, through June 1, 1995 the Company and certain of its subsidiaries may borrow at market interest rates up to $75.0 million. The credit agreement contains certain customary covenants, including a $525.0 million minimum tangible net worth requirement and a minimum asset coverage requirement. At December 31, 1994 the Company had no borrowings outstanding under the agreement.

                           In August 1993 the Company sold a $30.0 million
                     principal amount secured loan receivable from the Company's Chairman to a third party. The Company has guaranteed repayment of the loan and, therefore, in accordance with GAAP, has reflected the sale of the loan as indebtedness on the balance sheet. The loan matures on October 23, 1995. As of December 31, 1993 the loan guarantee was classified as long-term debt.

                              Source One has a $650.0 million domestic and Euro
                        commercial paper program. The weighted average number of days to maturity of commercial paper outstanding at December 31, 1994 was 10 days. In August 1994 Source One replaced its then existing credit agreements with three new credit facilities totalling $900.0 million. At the request of Source One, such facilities were reduced to an aggregate amount of $800.0 million in November 1994. The new facilities, together with $325.0 million aggregate principal amount of publicly issued long-term debt securities, are secured primarily by Source One's mortgage loans receivable and the mortgage loan servicing portfolio. One facility in the amount of $250.0 million matures on July 31, 1995 and the remaining two facilities in the amounts of $150.0 million mature on June 30, 1997 and July 31, 1997, respectively.

                              Source One's secured credit agreement currently
                        contain convenants which limit its ability to pay dividends or make distributions on its capital in excess of $9.0 million of cash dividends on preferred stock each year. Source One is in the process of renegotiating this covenant to increase the dividend/distribution capacity thereunder. These covenants also require Source One to maintain a certain level of total tangible net worth and a certain ratio of debt to total tangible net worth. Source One is currently in compliance with all such covenants.

                              Under the credit agreements described above,
                        Source One receives interest expense credits as a result of holding escrow and custodial funds in trust accounts at non-affiliated banks.

                              Source One also has a revolving credit agreement
                        under which it can borrow up to $10.0 million. As of December 31, 1994 and 1993, there was $3.8 million and $2.5 million outstanding under this agreement, respectively.

                              Prior to August 1994 Source One could borrow at
                        floating rates up to $725.0 million under various revolving credit agreements. Source One also had bid loan facilities to augment these credit agreements which allowed Source One to borrow additional amounts in a bid process.


                        LONG-TERM DEBT
                        Long-term debt outstanding consisted of the following:

                              ----------------------------------------------------------------------------
                                                                                        December 31,
                                                                                   -----------------------
                              Millions                                               1994           1993
                              -----------------------------------------------------------------------------
                              Parent Company:
                              Medium-term notes                                      $125.0        $150.0
                              Loan guarantee                                            -            30.0
                              Less net premiums and discounts
                              on notes                                                 (1.2)         (1.5)
                                                                                   -----------------------
                                Total Parent Company                                  123.8         178.5
                                                                                   -----------------------
                              Source One:
                              Debentures, 8.25% due in 1996                           125.0         125.0
                              Medium-term notes, due in 1996                           40.0          40.0
                              Medium-term notes, 8.75% due in 2001                    160.0         160.0
                              Debentures, 9% due in 2012                              100.0         100.0
                              Less net premiums and discounts
                              on notes and debentures                                  (1.8)         (2.2)
                                                                                  ------------------------
                                Total Source One                                      423.2         422.8
                                                                                  ------------------------
                              Total long-term debt                                   $547.0        $601.3
                              =============================================================================

                        During January and February 1993 the Company issued $150.0 million in principal amount of medium-term notes for net cash proceeds of $148.0 million after related costs. Proceeds from the issuance of the notes were used to repay an existing $100.0 million revolving credit facility and for general corporate purposes. In June 1994 the Company repurchased $25.0 milion in principal amount of its medium-term notes due February 2003. At December 31, 1994 the remaining outstanding notes had an average maturity of 8.38 years and an average yield to maturity of 7.82%.

                             In 1986 Source One issued $125.0 million of 8.25%
                        debentures due November 1, 1996.

                             In 1989 Source One issued $40.0 million of
                        medium-term notes having a weighted average interest rate of 9.65% and due in 1996.

                             In October 1991 Source One issued $160.0 million of
                        medium-term notes under terms of a $200.0 million shelf registration statement filed in November 1988. The notes are due in October 2001 and bear interest at a rate of 8.875%.

                             In June 1992 Source One issued $100.0 million in
                        principal amount of 9% debentures due in June 2012 under terms of a $250.0 million shelf registration statement. The proceeds from issuance were used for general corporate purposes.

                             Total interest paid by Fund American for both
                        short-term and long-term debt was $80.1 million, $98.1 million and $75.4 million in 1994, 1993 and 1992, respectively.

8.    INCOME TAXES      The Company and its qualifying subsidiaries file a
                        consolidated Federal Income tax return. The Federal
                        Income tax provision is computed on the consolidated taxable income of the Company and those subsidiaries.

                             The total income tax provision (benefit) consisted
                        of the following:

                               ---------------------------------------------------------------------------------------
                                                                                            Year Ended December 31,
                                                                                       -------------------------------
                               Millions                                                   1994       1993         1992
                               ---------------------------------------------------------------------------------------
                               Tax on income before accounting changes:
                                 Federal                                                $ 20.2     $ 67.8     $   29.7
                                 State and local                                            .3        2.7          3.9
                                                                                       -------------------------------
                               Income tax provision                                       20.5       70.5         33.6
                               Tax on cumulative effect of accounting change -
                                purschased mortgage servicing                            (23.8)        -            -
                               Tax on cumulative effect of accounting change -
                                postretirement benefits                                    -           -          (1.0)
                               Cumulative effect of accounting change -
                                income taxes                                               -           -          23.6
                                                                                       -------------------------------
                               Total income tax provision (benefit)                    $  (3.3)    $ 70.5     $   56.4
                               --------------------------------------------------------===============================
                               Net income tax payments (recoveries)                    $   (.7)    $ 12.0     $(108.7)
                               --------------------------------------------------------===============================
                               Tax provision (benefit) recorded directly to
                                shareholders' equity related to:
                                 Exercises of employee stock options and warrants      $  (2.0)    $ (4.7)    $ (19.0)
                                 Changes in net unrealized
                                  investment gains and losses                          $ (29.5)    $ 24.1     $   6.1
                               =======================================================================================

                        The components of the income tax provision follow:

                        ---------------------------------------------------------------------------------------
                                                                                    Year Ended December 31,
                                                                           ------------------------------------
                        Millions                                               1994           1993         1992
                        ----------------------------------------------------------------------------------------
                        Current provision                                   $ 21.9         $ 33.3       $ 19.2
                        Deferred provision (benefit)                         (1.4)          37.2         14.4
                                                                            ------------------------------------
                          Income tax provision                              $ 20.5         $ 70.5       $ 33.6
                        ========================================================================================

                   Pursuant to the liability method of accounting for income taxes, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax return purposes. Significant components of Fund American's net deferred Federal income tax liability and asset follow:

                        -----------------------------------------------------------------------------------
                                                                                            December 31,
                                                                                      ----------------------
                        Millions                                                        1994           1993
                        ------------------------------------------------------------------------------------
                        Deferred tax assets related to:
                         Capitalized mortgage servicing                               $ 18.7          $   -
                         Employee compensation and benefit accruals                     12.2            10.7
                         Allowance for mortgage loan losses                              4.7             5.5
                         Other items                                                     6.1             3.8
                                                                                      ----------------------
                           Total deferred tax assets                                    41.7            20.0
                        ------------------------------------------------------------------------------------
                        Deferred tax liabilities related to:
                         Purchase accounting adjustments                                 11.2            12.8
                         Net unrealized investment gains                                 2.5            22.8
                         Capitalized mortgage servicing                                   -             12.7
                         Other items                                                     6.6             5.2
                                                                                       ---------------------
                           Total deferred tax liabilities                               20.3            53.5
                        ------------------------------------------------------------------------------------
                        Net deferred Federal income tax liability (asset)             $(21.4)         $ 33.5
                        ====================================================================================

                   A reconciliation of taxes calculated using Federal statutory rates to the income tax provision follows:

                        -----------------------------------------------------------------------------------
                                                                                Year Ended December 31,
                                                                             ------------------------------
                        Millions                                               1994       1993         1992
                        -----------------------------------------------------------------------------------
                        Federal statutory rate                                 35%         35%          34%
                                                                             ------------------------------
                        Tax provision at Federal statutory rate              $ 14.6     $ 49.3       $ 29.9
                        Differences in taxes resulting from:
                         Minority interest dividends                            2.3         -            -
                         Purchase accounting adjustments                         .7         .8           .7
                         State and local income taxes                            .2        1.8          2.6
                         White River Distribution                                -        17.7           -
                         Dividends received deduction                          (2.2)      (2.7)        (2.2)
                         Equity income                                           -         (.6)        (1.7)
                         Tax reserve adjustments                                4.6        2.4          4.5
                         Other                                                   .3        1.8          (.2)
                                                                             -------------------------------
                        Income tax provision                                 $ 20.5     $ 70.5       $ 33.6
                        ====================================================================================

                        In December 1993 the Company distributed to its shareholders (the "Distribution") approximately 74% of the outstanding shares of Common Stock of White River Corporation ("White River"). The $17.7 million tax provision resulting from the Distribution includes $13.0 million of current tax related to taxable capital gains triggered by the Distribution which were not recognized for financial reporting purposes pursant to GAAP. The provision also includes a $4.7 million tax reserve established on White River's books of record as of December 22, 1993, the date of the Distribution. The reserve offsets White River's deferred tax asset calculated on a stand-alone basis as of that date.

                              Sections 382 and 383 of the Internal Revenue Code
                        of 1986, as amended (the "IRC"), impose limitations on the use of certain tax benefits by a corporation that undergoes a more than 50% ownership change. The tax benefits which may be limited include loss carryforwards and built-in losses and deductions existing on the date of ownership change. The annual limitation for the utilization of such benefits during a five-year post-change period is generally calculated by multiplying the value of the corporation (as defined by the IRC) at the time of the ownership change by an interest rate (a long-term tax-exempt bond rate defined by the IRC).
                        We regulatory guidance on the subject is not complete, the Company believes that it had an ownership change during 1992 so as to make the Section 382 and 383 limitations applicable to Fund American. Fund American believes that the imposition of such limitations will not have a material adverse effect on its financial position or results of operations. However, such limitations could serve to constrain the timing and structure of gain or loss recognition transactions, including assets sales, in the future.


9.  Retirement          On December 31, 1992 the Company terminated its defined
    and Post-           benefit plan, supplemental pension plan, incentive
    Retirement          savings plan and retiree medical plan. In 1993 the Plans
    Plans               Company established the Fund American Deferred Benefit
                        Plan (the "Deferred Benefit Plan"), a nonqualified defined contribution plan for a select group of management employees for the purpose of providing retirement and postretirement benefits. The amount of annual contributions to the new plan are determined using actuarial assumptions and benefit levels similar to those of the previous plans; however, participants in the new plan may choose between two investment options for their paln balances. During 1993 accrued benifits under all the Company's terminated retirement plans we either (i) distributed to or for the benefit of employees or (ii) transferred to the Deferred Benefit
                        Plan. At December 31, 1994 the Company's liability to participants pursuant to the Deferred Benefit Plan was $1.4 million.

                              In 1993 the Company also established the Fund
                        American Voluntary Deferred Compensation Plan (the "Deferred Compensation Plan"), a nonqualified plan for a select group of management employees for the purpose of deferring current compensation. Pursuant to the Deferred Compensation Plan, participants may defer all or a portion of qualifying remuneration payable by Fund American, Participants in the Deferred Compensation Plan may choose between two investment options for their plan balances. At December 31, 1994 the Company's liability to participants pursuant to the Deferred Compensation Plan was $15.5 million.

       Source One established its defined benefit pension plan as of July 1, 1986 for the benefit of its employees. Benefits under the Source One are based on years of service and each employee's highest average aligble compensation over five consective years in his last ten years of employment. Funding of retirement costs complies with the minimum funding requirements specified by the Employee Retirement Income Security Act. Cash contributions received by the Source One plan for the years ended December 31, 1994, 1993 and 1992, totalled $1.1 million, $1.9 million and $1.0 million, respectively.

       Source One also has a supplemental pension plan which is a nonqualified, unfunded benefit plan designed to provide supplementary retirement benefits for employees whose pensionable compensation exceeds statutory limits.

       The following table sets forth the pension cost and actuarial assumptions used in determing the funded status of Fund American's qualified defined benefit pension plans:

--------------------------------------------------------------------------------
                                                     Year Ended December 31,
                                              ----------------------------------
Dollars in millions                               1994        1993        1992
--------------------------------------------------------------------------------
PENSION COST FOR PERIOD:
Service cost for period                         $  1.6      $  1.4       $  .9
Interest cost on projected benefit
obligation                                         1.3         1.2          .9
Actual return on plan assets                       1.0        (1.3)        (.9)
Net amortization and deferral                     (1.5)         .9          .4
                                              ----------------------------------
Total pension cost                              $  2.4      $  2.2       $ 1.3
----------------------------------------------==================================
FUNDED STATUS AT END OF PERIOD:
Actuarial present value of benefit
obligation:
 Accumulated benefit obligation, including
  vested benefits of $11.0, $11.3 and $9.9      $ 12.6      $ 13.0      $ 10.3
 Effect of future projected salary increases       5.1         5.3         4.3
                                              ----------------------------------
Total projected benefit obligation                17.7        18.3        14.6
Plan assets at fair value                         13.1        13.3        11.1
                                              ----------------------------------
Projected benefit obligation in
excess of plan assets                              4.6         5.0         3.5
Aggregate of items not yet recognized
in earnings                                       (2.7)       (4.4)       (2.9)
                                              ----------------------------------
Pension cost accrued at end of period           $  1.9      $   .6      $   .6
----------------------------------------------==================================
ACTUARIAL ASSUMPTIONS:
Discount Rate                                     8.0%        7.0%     7.5-8.5%
Rate of increase in future compensation
levels                                            6.0%        6.0%         8.0%
Expected long-term rate of return on plan
assets                                            8.0%        8.0%         8.0%
================================================================================

Total accrued postretirement benefit costs included in accounts payable and other liabilities was $3.2 million and $3.0 million at December 31, 1994 and 1993, respectively.

10.  EMPLOYEE      The 1985 Long-Term Incentive Plan (the "Incentive Plan")
     STOCK PLAN    provides for granting to officers and key employees of the
                   Company and its participating subsidiaries various types of stock-based incentive awards including stock options and performance shares. At December 31, 1994, 404,762 Shares of the Company's Common Stock, par value $1.00 per share
                   ("Shares"), remained available for grants under the Incentive
                   Plan.

                         Stock options are rights to purchase a specified number
                   of Shares at or above the fair market value of Shares at the time an option is granted. Stock options generally vest over a four-year period and expire no later than ten years after the date on which they are granted.

                         Performance shares are conditional grants of a
                   specified maximum number of Shares or an equivalent amount of cash. The grants are generally payable, subject to the attainment of a specified return on equity, at the end of three- to five-year periods or as otherwise determined by the Human Resources Committee (the Committee") of the Company's Board of Directors (the "Board"). The Committee consists solely of non-management directors.

                         The following table details the transactions applicable
                   to non-qualified stock options to acquire Shares:

                     ----------------------------------------------------------------------
                                                                    Number   Exercise price
                     ----------------------------------------------------------------------

                     Balance at December 31,1991                 1,236,386    $25.75-$52.83
                      Exercised during 1992                      1,122,111    $25.75-$39.69
                      Expired or cancelled during 1992                 150           $32.56
                                                               ----------------------------

                     Balance at December 31, 1992                  114,125    $25.75-$56.41
                      Exercised during 1993                        107,000    $25.75-$59.87
                                                               ----------------------------
                     BALANCE AT DECEMBER 31, 1993 AND 1994           7,125    $24.82-$32.60
                     ======================================================================


                   Stock options exercised during 1992 included 272,111 stock options exercised by employees of Fireman's Fund. The cost of stock options exercised by employees of Fireman's Fund subsequent to consummation of the sale of Fireman's Fund has been deducted from the Company's gain from sale of discontinued operations. All the 7,125 Fund American stock options outstanding at December 31, 1994 and 1993 were held by employees of Fund American and were fully vested and exercisable.

                         Pursuant to the Incentive Plan 56,000 and 191,500
                   performance shares were granted in 1993 and 1992, respectively. During 1993 and 1992, respectively, 75,375 and 4,925 performance shares were cancelled. In 1993 and 1992, respectively, 205,375 and 1,150 performance shares were paid, of which 27,672 and 650 were paid in the form of Shares and the remainder in cash. No performance shares were granted, cancelled or paid in 1994. At December 31, 1994, 124,250 performance shares were outstanding all of which were held by employees of Fund American. On the performance shares outstanding at December 31, 1994, 68,250, which were outstanding prior to the Distribution are subject to anti-dilution adjustments and are thereby valued as being equivalent to one Fund American Share plus one-half share of Common Stock of White River. The remaining 56,000 performance shares outstanding at December 31, 1994 are valued as being equivalent to one Fund American Share. The financial goal for full payment of the performance shares is the achievement of a 13% to 15% annual return on equity measured over the applicable periods.

                             In 1985 the Company's Chairman purchased warrants
                      from American Express Company ("American Express") entitling him to buy 1,700,000 Shares for $25.75 per Share through January 2, 1996. Warrants to purchase 420,000 Shares and 130,000 Shares were exercised by the Chairman during 1992 and 1994, respectively, leaving warrants to purchase 1,150,000 Shares outstanding at December 31, 1994. Pursuant to certain anti-dilution adjustments related to the Distribution, the Chairman received in 1993 warrants entitling him to purchase 640,000 White River Shares for $8.18 per share and the exercise price for the Chairman's warrants to purchase Fund American Shares was reduced to $21.66 per Share. The Chairman excercised the White River warrants on November 19,1993.

                            Source One has various long-term incentive plans
                      which provide for the granting to key senior management employees of Source One, stock-based and cash incentive awards. Awards made pursuant to the plans are payable upon the achievement of specified financial goals over multi-year periods.

                            Source One also established a qualified employee
                      stock plan as of July 1,1986. Contributions to this plan are determined at the discretion of Source One's Board of Directors

11. Minority          In March 1994 Source One issued 4,000,000 shares of 8.42%
    Interest-         perpetual Cumulative Preferred Stock, Series A (the
    Preferred         "Source One Preferred Stock"), for net cash proceeds of
    Stock of          $96.9 million. The Source One Preferred Stock has an
    Subsidiary        aggregate liquidation preference of $25.00 per share and
                      is not redeemable prior to May 1, 1999.

12.  Shareholders'    SERIES D AND E PREFERRED STOCK
     Equity           The Series D Preferred Stock had a cumulative annual
                      dividend rate of 7.75% and was initially redeemable for cash or, at the Company's option, for Shares (based on the then current market value of Shares) on July 31, 1994. On
                      August 1, 1994, the Company redeemed 22,778 shares of the Series D Preferred Stock for $82.0 million, an amount equal to the stock's liquidation preference. In accordance with the terms of the Series D Preferred Stock, the annual dividend rate for the remaining 20,833 shares of the Series D Preferred Stock outstanding was increased to 8.75% and the stock's term was extended to July 31, 1995.
                      The Company may extend the redemption date of the Series D
                      Preferred Stock by one additional year to July 31, 1996, which would require an increase in the dividend rate to 9.75%. Under certain circumstances, the dividend rate could be increased if the corporate dividends received deduction, currently provided for in Section 2439(a)(1) of the IRC, is reduced below 70%. The Series D Preferred
                      Stock carries 100 votes per share and votes as a single class with Shares.

                            The Company has given certain registration rights to
                      American Express which beneficially owns all of the outstanding Series D Preferred Stock. American Express must exchange the Series D Preferred Stock into Voting Preferred Stock Series E, par value $1.00 per share (the "Series E Preferred Stock"), prior to selling such stock publicly. The terms of the Series E Preferred Stock would be generally similar to those of the Series D Preferred Stock, but the Series E Preferred Stock would carry one-half the aggregate voting rights of the Series D Preferred Stock.

42

                        COMMON SHARE REPURCHASES

                        During 1994, 1993 and 1992 the Company repurchased 1,128,057 Shares, 536,247 Shares and 5,314,518 Shares,
                        respectively, for $78.8 million, $41.8 million and $371.7 million, respectively. The bulk of the Shares repurchased during 1992 were acquired pursuant to a Plan of Complete Liquidation which was terminated in June 1992. All Shares repurchased during 1991, 1992 and 1993 have been retired. At December 31, 1994 the Company had outstanding authorization to purchase an additional 756,092 Shares.

                        LOAN FOR COMMON STOCK ISSUED

                        On December 30, 1992 pursuant to a request from the Board, the Company's Chairman agreed to an early exercise of stock options and warrants to purchase 1,000,000 Shares. The Board's request reflected concerns regarding proposed tax legislation which could have limited or eliminated the Company's tax benefits from certain employee stock options and warrants exercised in 1993 and thereafter. To encourage exercise of the stock options and warrants, the Company provided a $30.0 million secured loan to the Chairman. The non-recourse loan bears interest at 4% and matures on October 23, 1995. In accordance with GAAP, the loan has been reported on the December 31, 1994 and 1993, balance sheets in other assets ($4.3 million and $4.2 million, respectively) and shareholders' equity ($25.0 million and $24.4 million,respectively). The $2.1 million difference between the face value and the initial estimated fair value of the loan has been reported as compensation and benefits expense in the income statement for the year ended December 31, 1992.

13.  SHAREHOLDERS'      The Board adopted in 1987, and in 1988 and 1993 amended,
     RIGHTS PLAN        a Shareholders' Rights Plan under which rights to
                        purchase preferred stock were distributed to shareholders at the rate of one right for each Share
                        (the "Rights"). Each Right entitles the holder to purchase one one-thousandth of a share of the Company's
                        Series A Cumulative Participating Preferred Stock
                        ("Series A Preferred").

                             The Rights enable the holders to acquire
                        additional equity in either the Company or an "Acquiring Person," and are exercisable if an unrelated person or group (other than American Express or a wholly-owned subsidiary thereof, any subsidiary of the Company, any employee benefit plan of the Company or its subsidiaries or certain affiliates of the Company and certain persons who inadvertently and temporarily cross the 25% threshold) acquires beneficial ownership of 25% or more of the outstanding Shares (such a 25% or more beneficial owner is deemed an "Acquiring Person"). Thereafter, the Rights would trade separately from the Shares and separate certificates representing the Rights would be issued. The terms of the Series A Preferred are such that each one-thousandth of a share would be entitled to participate in dividends and to vote on an equivalent basis with one whole Share, along with other preferential dividend rights and preferential distribution rights in liquidation.

                             Upon the existence of an Acquiring Person, the
                        Rights will entitle each holder of a Right to purchase, at the exercise price, that number of one-thousandth of a share of Series A Preferred equivalent to the number of Shares which, at the time of the transaction, would have a market value of twice the exercise price. If certain acquisitions of the Company occur, a similar right to purchase securities of the Company or the entity acquiring the Company at a discount would arise.

                             Any Rights that are beneficially owned by an
                        Acquiring Person (or any affiliate or associate of an Acquiring Person) are null and void and any holder of any such Right (including any subsequent holder) will be unable to exercise or transfer any such Right.

                             At any time after a person becomes an Acquiring
                        Person, the Board may mandatorily exchange all or some of the Rights for consideration per Right equal to one-half of the securities issuable upon the exercise of one Right pursuant to the terms of the Rights Agreement (or the common share equivalent) and without payment of the exercise price.

                             The Rights, which do not have the right to vote
                        or receive dividends, expire November 25, 1997 and may be redeemed by the Company at a price of $.01 per Right at any time prior to the earlier of (i) such time as a person becomes an Acquiring Person or (ii) the expiration date. Under certain circumstances, the Board may redeem the Rights only if a majority of the disinterested directors (as defined in the Shareholders' Rights Plan) agrees that the redemption is in the best interests of the Company and its shareholders.

                             In 1987 the Company reserved 600,000 of its
                        authorized preferred shares as Series A Preferred for issuance pursuant to the Shareholders' Rights Plan.


14.  INDUSTRY           Revenues, pretax earnings and ending identifiable assets
     SEGMENTS           for Fund American's industry segments are shown below:

                           -------------------------------------------------------------
                                                            Year Ended December 31,
                                                     -----------------------------------
                           Millions                        1994        1993         1992
                           -------------------------------------------------------------
                           REVENUES:
                           Source  One                 $  207.2    $  234.5     $  190.1
                           Other                           21.3        16.5         24.0

                                                     -----------------------------------
                           Total                       $  228.5    $  251.0     $  214.1
                           -------------------------====================================
                           PRETAX EARNINGS:
                           Source One                  $    5.3    $   62.2     $   17.3
                           Other                           36.3        78.7         70.5
                                                     -----------------------------------
                           Total                       $   41.6    $  140.9     $   87.8
                           -------------------------====================================
                           ENDING ASSETS:
                           Source One                  $1,210.0    $2,647.2     $2,456.9
                           Other                          597.3       657.8        671.9
                                                     -----------------------------------
                           Total                       $1,807.3    $3,305.0     $3,128.8
                           =============================================================

15.  FINANCIAL          Fund American has only limited involvement with
     INSTRUMENTS WITH   derivative financial instruments and does not use
     OFF-BALANCE SHEET  derivative financial instruments for trading purposes.
     RISK               Fund American's use of derivative financial instruments
                        is primarily limited to (i) commitments to extend credit, (ii) mandatory forward commitments and (iii) to achieve a fixed interest rate on existing variable rate obligations.

                             Source One is a party to financial instruments with
                        off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and reduce its exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit and mandatory forward commitments. Those instruments involve, to varying degrees, elements of credit and market interest rate risk excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of risk Source one has related to the instuments.

                              Source One's exposure to credit loss in the event
                        of nonperformance by the other party to the financial instrument for commitments to extend credit (mortgage loan pipeline) is represented by the contractual notional amount of those instruments. Source One's mortgage loan pipeline for locked commitments which are expected to close totalled $147.5 million and $967.7 million at December 31, 1994 and 1993, respectively. Fixed rate commitments result in Source One having market interest rate risk as well as credit risk. Variable rate commitments result in only credit risk. The amount of collateral required upon extension of credit is based on management's credit evaluation of the mortgagor and consists of the mortgagor's residential property.

                              Source One obtains mandatory forward commitments
                        of up to 120 days to sell mortgage-backed securities to hedge the market interest rate risk associated with the portion of the mortgage loan pipeline that is expected to close and all morgage loans receivable. At December 31, 1994 and 1993, Source One had approximately $351.2 million and $2,055.3 million, respectively, of mandatory forward commitments outstanding. If secondary market interest rates decline after Source One commits to an interest rate for a loan, the loan may not close and Source One may incur a loss from the cost of covering its obligations under a related mandatory forward commitment. If secondary market interest rates increase after Source One commits to an interest rate for a loan and Source One has not obtained a foward commitment, Source One may incur a loss when the loan is subsequntly sold.

                              Source One's risk management function closely
                        monitors the mortgage loan pipeline and mortgage loans receivable balance to determine appropriate forward commitment coverage on a daily basis in order to manage the risk inherent in these off-balance-sheet financial instruments. In addition, the risk management area seeks to reduce counterparty risk by committing to sell mortgage loans only to approved dealers with no dealer having in excess of 20% of current commitments. Source One currently transacts business with seven approved dealers.

                              Source One sells loans through mortgage-backed
                        securities issued pursuant to programs of GNMA, FNMA, the Federal Home Loan Mortgage Corporation ("FHLMC") or through institutional investors. Most loans are aggregated in pools of $1.0 million or more and are purchased by institutional investors after having been guaranteed by GNMA, FNMA or FHLMC. Substantially all GNMA securities are sold by Source One without recourse for loss of principal in the event of a subsequent default by the mortgagor due to the FHA and VA insurance underlying such securities.

                                    Servicing agreements relating to mortgage-
                              backed securities issued pursuant to programs of GNMA, FNMA or FHLMC require Source One to advance funds to make the required payments in the event of a delinquency by the borrower. Source One expects that it would recover most funds advanced upon cure of default by the borrower or foreclosure. However, funds advanced in connection with VA partially guaranteed loans and certain conventional loans (which are at most partially insured by private mortgage insurers) may not be fully recovered due to potential declines in collateral value. In addition, most of Source One's servicing agreements for mortgage-backed securities typically require the payment to investors of a full month's interest on each loan although the loan may be paid off (by optional prepayment or foreclosure) other than on a month-end basis. In this instance, Source One is obligated to pay the investor interest at the note rate from the date of loan payoff through the end of the calendar month without reimbursement.

                                    As of December 31, 1994, 1993, and 1992,
                              Source One serviced approximately $11.9 billion, $11.4 billion and $14.0 billion of GNMA loans (without substantial recourse), respectively, and $3.7 billion, $4.8 billion and $9.1 billion of conventional loans (with recourse), respectively.

                                    Source One occasionally enters into a
                              variety of interest rate contracts including interest rate swaps, interest rate collars and put options. These agreements give rise to credit risk due to the potential that counterparties may fail to meet the terms of the agreements. Market interest rate risk may also arise due to unmatched asset, and liability positions.

                                    To cover loan losses that may result from
                              these servicing arrangements and other losses, Source One has provided an allowance for loan losses of $13.4 million and $16.0 million on the consolidated balance sheets at December 31, 1994 and 1993, respectively Source One's management believes the allowance for loan losses is adequate to cover reimbursed foreclosure advances and principal losses.



16.  Fair Value               Carrying value approximates fair value for common
     of Financial             equity securities, short-term investments, cash,
     Instruments              other financial assets, short-term debt and other
                              financial liabilities. For each other class of financial instrument for which it is practicable to estimate fair value, the following methods and assumptions were used to estimate such value:

                                    Other Investments. The fair values of I/O
                              strips are estimated based on quoted market prices for those or similar investments. For REMICs, fair values are estimated using discounted cash flow analyses reflecting I/O strip and LIBOR interest rates, and Prepayment Speed Assumption ("PSA") rates, taking into consideration the characteristics of the related collateral. Fair values of mortgage loans held for investment are estimated using quoted market prices for securities backed by similar loans, adjusting for differences in loan characteristics. For other long-term investments held by Source One, fair value is estimated based on quoted market prices for those or similar investments and by discounting future cash flows using market interest rates for similar types of investments. For other investments held by the Company and its affiliates other than Source One, fair values have been determined using quoted market values or internal appraisal techniques.

      Capitalized Excess Mortgage Servicing. Fair value is estimated by discounting the annual anticipated net revenue to be received over the life of the related loans, discounted using quoted I/O strip interest rates and PSA rates.

      Mortgage Loans Held for Sale. Fair values are estimated using quoted market prices for securities backed by similar loans and adjusting for differences in loan characteristics.

      Pool Loan Purchases. Fair values are estimated using (i) discounted cash flow analyses using Source One's short-term incremental borrowing rate or (ii) quoted market prices for securities backed by similar loans.

      Mortgage Claims Receivable. Fair values are estimated by discounting anticipated future cash flows using Source One's short-term incremental borrowing rate.

      Employee Loan Receivable. Fair value is estimated by discounting future cash flows using market interest rates for similar types of borrowing arrangements.

      Long-Term Debt. Fair value is estimated by discounting future cash flows using incremental borrowing rates for similar types of borrowing arrangements.

      Off-Balance-Sheet Financial Instruments. Fair value for commitments to sell mortgage loans is based on current settlement values for those commitments. Fair value for commitments to extend credit is based on current quoted market prices for securities backed by similar loans, adjusting for loan characteristics.

      The estimated fair values of Fund American's financial instruments were as follows:

--------------------------------------------------------------------------------
                                         December 31, 1994     December 31, 1993
                                         Carrying     Fair     Carrying     Fair
Millions                                   amount    value       amount    value
--------------------------------------------------------------------------------
FINANCIAL ASSETS:
Common equity securities                   $332.4   $332.4      $ 585.5  $ 585.5
Other investments                           157.3    155.2        113.4    115.1
Short-term investments                      119.2    119.2        252.5    252.5
Cash                                          1.5      1.5         10.7     10.7
Capitalized excess mortgage servicing        72.1     98.3         96.5    107.2
Mortgage loans held for sale (a)            210.5    211.4      1,298.5  1,290.1
Pool loan purchases                         163.9    164.9        155.5    159.2
Mortgage claims receivable                   33.3     32.4         37.9     37.6
Employee loan receivable                     29.3     28.9         28.6     29.0
Other                                        27.5     27.5         30.0     30.0
--------------------------------------------------------------------------------
FINANCIAL LIABILITIES:
Short-term debt                             254.1    254.1      1,536.8  1,536.8
Long-term debt                              547.0    528.8        601.3    639.4
Other                                        38.4     38.4         15.0     15.0
--------------------------------------------------------------------------------
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS:
Mandatory forward commitments                   -    349.0            -  2,067.0
Commitments to extend credit expected
 to close                                       -    148.2            -    978.6
================================================================================


(a) For purposes of this disclosure, fair value has been computed separately for mortgage loans held for sale, mortgage loan pipeline and mandatory forward commitments. When mortgage loans held for sale and pipeline are matched to commitments, fair value is greater than the carrying amount as of December 31, 1994 and 1993.

                              Other financial assets includes investment income
                        receivable and accounts receivable from securities sales. Other financial liabilities includes accrued interest payable, accounts payable on securities purchases and dividends payable to shareholders.

                              The estimated fair value amounts for Fund
                        American's financial instruments have been determined using available market information and valuation methodologies. Such estimates provided herein are not necessarily indicative of the amounts that could be potentially realized in a current market exchange.

                              It is not practicable to estimate the fair value
                        of conventional loans sold with recourse, which is an off-balance-sheet financial instrument representing Source One's obligation to repurchase loans sold which subsequently default, without incurring excessive costs.



17.  RELATED PARTY      American Express and its affiliates have, from time to
     TRANSACTIONS       time, provided various services to Fund American
                        including investment banking services, brokerage services, underwriting of debt and equity securities and financial consulting services. In addition, Source One has from time to time sold certain mortgage loans to subsidiaries of American Express. American Express beneficially owns all outstanding shares of the Series
                        D Preferred Stock.

                              In December 1993 BYRNE & sons, l.p. ("BYRNE &
                        sons"), a partnership in which the Company's Chairman, John J. Byrne, is the sole general partner, made its initial investment in the Merastar Partners Limited Partnership and the Southern Heritage Limited Partnership (the "Partnerships"). The Partnerships are involved in various property-casualty insurance ventures. Shortly after making its initial investment, BYRNE & sons offered one-third of its interest in the Partnerships to Fund American on equal terms and conditions. In May 1994 Fund American accepted the offer and paid BYRNE & sons an amount equal to one-third of BYRNE & sons' cost for the Partnerships plus interest at a 6.0% annual rate.




48

                                    Fund American from time to time uses
                              aircraft for corporate travel purposes owned by Haverford Transportation Inc. ("HTI"). Fund American reimburses HTI for its operating costs associated with Fund American's use of HTI aircraft. Mr. Byrne and K. Thomas Kemp, Executive Vice President of the Company, are the sole shareholders of HTI. Fund American believes that its arrangement with HTI is on terms that are more favorable to Fund American than would generally be available if secured through an arrangement with a third party.

                                    White River and its affiliates have in the
                              past provided various services to Fund American including investment advisory and accounting services. In addition, Fund American has provided to White River a $50.0 million term loan and a revolving credit facility of up to $40.0 million. Pursuant to the terms of the credit agreement between White River and the Company, White River has the right to use certain of its investment portfolio securities to repay borrowings under the term loan and revolving credit facility. Gordon S. Macklin, a director of the Company, is the non-executive Chairman of White River.

                                    George J. Gillespie, III, a director of the
                              Company, is a General Partner of Cravath, Swaine & Moore, which has been retained by Fund American from time to time to perform legal services.

                                    Arthur Zankel, a director of the Company, is
                              a General Partner of First Manhattan Co., which has been retained by Fund American from time to time to perform non-discretionary investment advisory services and brokerage services.

                                    Fund American believes that all the above
                              transactions were on terms that were reasonable and competitive. Additional transactions of this nature may be expected to take place in the ordinary course of business in the future.

                                 Fund American
                     REPORT ON MANAGEMENT RESPONSIBILITIES



    The financial information included in this annual report, including the audited consolidated financial statements, has been prepared by the management of Fund American. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, where necessary, include amounts based on informed estimates and judgments. In those instances where there is no single specified accounting principle or standard, management makes a choice from reasonable, accepted alternatives which are believed to be most appropriate under the circumstances. Financial information presented elsewhere in this annual report is consistent with that shown in the financial statements.

    Fund American maintains internal financial and accounting controls
"internal controls" designed to provide reasonable and cost effective assurance that assets are safeguarded from loss or unauthorized use, that transactions are recorded in accordance with management's policies and that financial records are reliable for preparing financial statements. The internal controls structure is documented by written policies and procedures which are communicated to all appropriate personnel and is updated as necessary. Fund American's business ethics policies require adherence to the highest ethical standards in the conduct of its business. Compliance with these controls, policies and procedures is continuously maintained and monitored by management.

    Fund American's internal audit staff evaluates and reports on the adequacy of and adherence to these internal controls, policies and procedures. In addition, Ernst & Young LLP provides an and objective, independent review and evaluation of the structure of internal controls to the extent they consider necessary in their audit of Fund American's consolidated financial statements. Management reviews all recommendations of the internal auditors and independent auditors concerning the structure of internal controls and responds to such recommendations with corrective actions, as appropriate.

    The Audit Committee of the Board is comprised of all non-management directors and has general responsibility for the oversight and surveillance of the accounting, reporting and financial control practices of Fund American. The Audit Committee, which reports to the full Board, annually reviews the effectiveness of the independent auditors, Fund American's internal auditors and management, with respect to the financial reporting process and the adequacy of internal controls. Both the internal auditors and the independent auditors have, at all times, free access to the Audit Committee, without members of management present, to discuss the results of their audits, the adequacy of internal controls and any other matter that they believe should be brought to the attention of the Audit Committee.


/s/ John J. Byrne            /s/ A. L. Waters            /s/ M. S. Paquette
John J. Byrne                Allan L. Waters             Michael S. Paquette
Chairman of the Board,       Senior Vice President       Vice President and
 President and Chief          and Chief Financial         Controller
 Executive Officer            Officer

                                 Fund American
                        REPORT OF INDEPENDENT AUDITORS




Board of Directors and Shareholders
Fund American Enterprises Holdings, Inc.

    We have audited the accompanying consolidated balance sheets of Fund American Enterprises Holdings, Inc., as of December 31, 1994 and 1993, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fund American Enterprises Holdings, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    In 1994 the Company changed its method of accounting for purchased mortgage servicing rights, in 1993 the Company changed its method of accounting for certain investment securities, and in 1992 the Company changed certain accounting methods as discussed in Note 1.





                                                      Ernst & Young LLP






New York, New York
January 27, 1995

                                Fund American
                       SELECTED QUARTERLY FINANCIAL DATA
                                  (Unaudited)

Selected quarterly financial data for 1994 and 1993 is shown in the following table. The quarterly financial data includes in the opinion of management, all recurring adjustments necessary for a fair presentation of the results of operations for the interim periods.

----------------------------------------------------------------------------------------------------------------
                                              1994 Three Months Ended            1993 Three Months Ended
                                        -----------------------------------  -----------------------------------
Millions, except per share amounts        Dec.31   Sept.30  June 30 Mar.31     Dec. 31  Sept.30  June 30  Mar.31
-----------------------------------------------------------------------------------------------------------------
Revenues                                  $ 41.4    $ 44.4    $71.7  $ 71.0     $ 64.2    $64.4    $63.7   $58.7
Expenses                                    52.0      56.4     59.7    57.6       74.9     59.7     54.2    45.3
                                        -------------------------------------------------------------------------
Pretax operating earnings (loss)           (10.6)    (12.0)    12.0    13.4      (10.7)     4.7      9.5    13.4
Net investment gains (losses)               (4.2)     20.6     20.9     1.5      (68.0)    52.5     53.9    85.6
                                        ------------------------------------------------------------------------
Pretax earnings (loss)                     (14.8)      8.6     32.9    14.9      (78.7)    57.2     63.4    99.0
Income tax provision (benefit)              (2.7)      4.3     13.0     5.9       (7.8)    21.7     21.6    34.8
                                        ------------------------------------------------------------------------
After tax earnings (loss)                  (12.1)      4.3     19.9     9.0       (70.9)   35.5     41.6    64.2
Cumulative effect of accounting change-
 purchased mortgage servicing, after tax      -         -        -    (44.3)         -       -        -       -
                                        ------------------------------------------------------------------------
Net Income (loss)                         $(12.1)   $  4.3    $19.9  $(35.3)     $(70.9)  $35.5    $41.6   $64.2
----------------------------------------========================================================================

Primary earnings per share:
 After tax earnings (loss)                $(1.64)   $  .24    $1.72  $  .60      $(7.78)  $3.18    $3.76   $5.89
 Net income (loss)                         (1.64)      .24     1.72   (3.86)      (7.78)   3.18     3.78    5.89
Fully diluted earnings per share:
 After tax earnings (loss)                 (1.64)      .24     1.62     .60       (7.78)   2.95     3.42    5.13
 Net income (loss)                         (1.64)      .24     1.62   (3.86)      (7.78)   2.95     3.42    5.13
================================================================================================================

The quarterly trading range for shares of common stock during 1994 and 1993 is presented below:
----------------------------------------------------------------------------------------------------------------
                                                                 1994                              1993
                                                          ------------------                --------------------
                                                              High     Low                     High      Low
----------------------------------------------------------------------------------------------------------------
Quarter ended:
  December 31                                               $79 1/4   $70 1/2                 $92 3/8   $73 1/2
  September 30                                               78 3/8    69 3/4                  90 1/4    82
  June 30                                                    70 3/8    60 1/2                  86 1/2    79 3/4
  March 31                                                   77        64 3/4                  80 1/2    71 5/8
================================================================================================================

                                 Fund American
                COMMON EQUITY SECURITIES AND OTHER INVESTMENTS
                                  (Unaudited)


Common Equity Securities
--------------------------------------------------------------------------------------------------------------------------
                                                                                         December 31, 1994
                                                                          ------------------------------------------------
                                                                                                                 Percent
                                                                                                                of total
                                                                           Shares                     Market      market
Shares and units in thousands, dollars in millions                       or units           Cost       value       value
--------------------------------------------------------------------------------------------------------------------------
Energy, natural resources and related industries:
   The Louisiana Land and Exploration Company                               2,928         $ 97.9      $106.5      32.0%
   San Juan Basin Royalty Trust                                            10,995           59.9        70.1      21.1
   Sabine Royalty Trust                                                       962            3.6         9.6       2.9
   Lone Star Technologies, Inc.                                               988            9.0         6.9       2.1
   Cross Timbers Royalty Trust                                                683            5.4         6.9       2.1
   Digicon, Inc.                                                            2,775            6.0         3.8       1.1
   Aggregate of holdings less than $5.0 million                                              1.3         1.6        .5
                                                                           -----------------------------------------------
     Total energy, natural resources and related industries                                183.1       205.4      61.8
All other:
   American Express Company                                                2,401            52.8        70.9      21.3
   Lehman Brothers Holdings, Inc.                                          1,019            14.6        15.0       4.5
   Home Holdings, Inc.                                                       755             7.7         7.1       2.1
   Frequency Electronics, Inc.                                               593             5.0         2.6        .8
   Aggregate of holdings less than $5.0 million                                             31.0        31.2       9.5
                                                                           -----------------------------------------------
Total common equity securities                                                            $294.2      $332.4     100.0%
==========================================================================================================================

Other Investments
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  December 31, 1994
                                                                                          --------------------------------
                                                                                             Cost or
                                                                                           amortized              Carrying
Millions                                                                                        cost                 value
--------------------------------------------------------------------------------------------------------------------------
Source One:
  Mortgage loans held for investment                                                         $  19.8                $ 19.8
  REMICs                                                                                         4.9                   4.9
  Aggregate of holdings less than $5.0 million                                                   1.2                   1.2
Parent Company and other subsidiaries:
  White River Corporation note                                                                  50.0                  50.0
  US West, Inc. preferred shares                                                                48.6                  48.6
  White River Corporation restricted common shares                                              19.8                  17.1
  Zurich Reinsurance Centre Holdings, Inc. restriced common shares                              10.0                   7.5
  Southern Heritage/Merastar partnerships                                                        5.0                   5.0
  Aggregate of holdings less than $5.0 million                                                   4.3                   3.2
                                                                                          --------------------------------
Total other investments                                                                       $163.6                $157.3
==========================================================================================================================

                                 FUND AMERICAN
                           DIRECTORS AND COMMITTEES


BOARD OF DIRECTORS

  Class I (terms ending in 1995):

    HOWARD L. CLARK                  Former Chairman - American Express Company

    K. THOMAS KEMP                   Executive Vice President

    GORDON S. MACKLIN                Chairman - White River Corporation

  Class II (terms ending in 1996):

    GEORGE J. GILLESPIE, III         Partner - Cravath, Swaine & Moore

    JOHN J. BYRNE                    Chairman, President and CEO

  Class III (terms ending in 1997):

    HOWARD L. CLARK, JR.             Vice Chairman - Lehman Brothers

    ROBERT P. COCHRAN                President and CEO - Financial Security
                                     Assurance Holdings Ltd.

    ARTHUR ZANKEL                    Co-Managing Partner - First Manhattan Co.


                  ___________________________________________

COMMITTEES

   AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Audit Committee, consisting of all non-management directors, has general responsibility for the oversight and surveillance of the accounting, reporting and financial control practices of Fund American. The Audit Committee annually reviews the qualifications of the independent auditors, makes recommendations to the Board as to their selection, and reviews the plan, fees and results of their audit.

                                           Howard L. Clark, Jr., Chairman

HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

    The Human Resources Committee, consisting of all non-management directors, oversees Fund American's compensation and benefit policies and programs, including administration of the Incentive Plan, the Deferred Compensation Plan and the Deferred Benefit Plan. The Human Resources Committee also sets the annual salaries and bonuses for elected officers and certain other key employees.


                                                     Gordon S. Macklin, Chairman

                                 Fund American
                                   OFFICERS

FUND AMERICA ENTERPRISES HOLDINGS,
INC.:

     John J. Byrne/*/                 Chairman, President and Chief Executive
                                      Officer/1,2/
     Dennis P. Beaulieu               Corporate Secretary
     K. Thomas Kemp/*/                Executive Vice President/1,2,3,/
     Michael S. Paquette              Vice President and Controller
     Allan L. Waters                  Senior Vice President and Chief
                                      Financial Officer/1,2/

FUND AMERICAN ENTERPRISES, INC.:

     John J. Byrne/*/                 Chairman
     Terry L. Baxter/*/               President and Secretary/1,3/


SOURCE ONE MORTGAGE SERVICES
CORPORATION:

     Robert W. Richards/*/            Chairman
     Michael C. Allemang/*/           Executive Vice President and Chief
                                      Financial Officer
     James A. Conrad/*/               President and Chief Executive Officer
     Robert R. Densmore/*/            Executive Vice President and Secretary

WHITE MOUNTAINS INSURANCE HOLDINGS, INC.:

     John J. Byrne/*/                 Chairman
     Dennis P. Beaulieu/*/            Vice President and Secretary
     Morgan W. Davis/*/               Senior Vice President and Chief Operating
                                      Officer
     K. Thomas Kemp/*/                President and Chief Executive Officer
     Michael S. Paquette/*/           Vice President and Controller
     Allan L. Waters/*/               Senior Vice President and Chief Financial
                                      Officer

WHITE MOUNTAINS INSURANCE COMPANY:

     K. Thomas Kemp/*/                Chairman
     Dennis P. Beaulieu/*/            Secretary and Chief Financial Officer
     Morgan W. Davis/*/               President and Chief Executive Officer
     Michael S. Paquette/*/           Vice President and Controller




                  ___________________________________________



*    Individual is also a director of the company listed
/1/  Also a director of Source One Mortgage Services Corporation
/2/ Also a director of Financial Security Assurance Holdings Ltd. /3/ Also a director of Main Street America Holdings, Inc.

                                 FUND AMERICAN
                             CORPORATE INFORMATION

PRINCIPAL OFFICE                                STOCK EXCHANGE INFORMATION
Fund American Enterprises Holdings, Inc         The Company's Common Stock (symbol
The 1820 House                                  FCC) is listed on the New York
Norwich, Vermont 05055-0850                     Stock Exchange.
(802)649-3633

                                                ANNUAL MEETING
FORM 10-K
                                                The 1995 Annual Meeting of
The financial statements                        shareholders will be held on
contained in this                               Wednesday, May 24, 1995, at the
report, in the opinion of management,           Norwich Inn, Norwich, Vermont,
substantially conform with or exceed the        at 9:00 a.m.
financial statement information required
in the "Form 10-K, Annual Report" to be filed
with the Securities and Exchange Commission     INDEPENDENT AUDITORS
near the end of March 1995. Certain
supplemental information appears in the         Ernst & Young LLP
Form 10-K which is not disclosed within         787 Seventh Avenue
this document. COPIES OF THE FORM 10-K ARE      New York, New York 10019-6018
AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST
TO THE CORPORATE SECRETARY'S OFFICE AT THE      SHAREHOLDER INQUIRIES
NORWICH, VERMONT ADDRESS.
                                                Written shareholder inquiries should
                                                be sent to the Corporate Secretary at
                                                the Norwich, Vermont address. Written
TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK   inquiries from the investment community
                                                should be directed to the Investor
First Chicago Trust Company of New York         Relations Department at the same address.
P.O. Box 2532
Jersey City, New Jersey 07303-2532


Shareholders may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms and changes of address by calling the Transfer Agent's
Telephone Response Center at (201) 324-0498.
Please be prepared to provide your tax
identification or social security number, description of securities and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

56