Form 10-K405, Exhibit 13
period 1995-12-31
FUND AMERICAN ENTERPRISES HOLDINGS INC
filed 1996-03-29
CIK 776867

                            Fund American Companies
                              1995 Annual Report

                               TABLE OF CONTENTS

-------------------------------------------------------------------------------
Letter from Jack Byrne, Chairman                                        2
-------------------------------------------------------------------------------
Letter from Tom Kemp, CEO of White Mountains                            4
-------------------------------------------------------------------------------
The White Mountains Family                                              6
-------------------------------------------------------------------------------
Source One                                                              16
-------------------------------------------------------------------------------
Selected Consolidated Financial Data                                    18
-------------------------------------------------------------------------------
Management's Discussion and Analysis                                    19
-------------------------------------------------------------------------------
Consolidated Financial Statements                                       32
-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                              36
-------------------------------------------------------------------------------
Report on Management's Responsibilities                                 64
-------------------------------------------------------------------------------
Report of Independent Auditors                                          65
-------------------------------------------------------------------------------
Selected Quarterly Financial Data                                       66
-------------------------------------------------------------------------------
Investments                                                             67
-------------------------------------------------------------------------------
Directors and Committees                                                68
-------------------------------------------------------------------------------
Chairmen and Officers                                                   70
-------------------------------------------------------------------------------
Corporate Information                                                   72
-------------------------------------------------------------------------------


                                ---------------
caption: "On the cover" It took a bit of a search, but we found the "WM" of our White Mountains logo in the hills surrounding Mount Washington, New Hampshire.
(c) William H. Johnson.

CHAIRMAN'S LETTER


Dear Shareholder,

1995 financial results for your enterprise were satisfactory. We ended the year with a GAAP book value per share of $83.28, up 21%.

1995 was a year we applied a box of Crayolas to the pencil outline of Fund American. We are pleased with the emerging portrait. As planned, we liquidated over $200 million of our passive investments this year and redeployed them into operating businesses. Our insurance operations, headed by Tom Kemp and Morgan Davis, are taking shape nicely. White Mountains Holdings, a start-up only a year ago, has become the parent to a nice cluster of successful insurance companies:
Financial Security Assurance, Main Street America, White Mountains Insurance, and new acquisitions Valley and Charter. In 1996 we will add one more significant holding, Folksamerica Reinsurance, to this family.

Financial Security Assurance (FSA), which joined us in 1994, exceeded its challenging new business goal for 1995 while achieving a growth in adjusted book value per share of 20%. Bob Cochran and his team capped a fine year by completing the acquisition of municipal bond insurer Capital Guaranty, creating a $1.5 billion combined enterprise. This places FSA solidly in the top rank of AAA rated financial-guaranty insurers.

Main Street America turned in a GAAP aftertax ROE of 34% for 1995. CEO Phil Koerner modestly allows that, "1995 was a good year." $131 million in written premiums and a 1995 combined ratio of 100.2% increased Main Street America's value to us in our first year of affiliation.

Morgan Davis has our home state White Mountains Insurance off to a solid start. The company was licensed in March 1995, appointed 24 independent agents in September, wrote its first policy in October, and finished the year with $250,000 in written premiums. The enthusiasm of the agents and the gratifying response from the New Hampshire marketplace have delighted us.

The fourth quarter acquisition of the Valley Group, which writes $73 million in property and casualty premiums annually in Washington, Oregon and California, adds Dan Post to

[PHOTO OF CHAIRMAN APPEARS HERE]

--------------------------------
caption: John J. Byrne, Chairman
our family of experienced insurance managers. As part of the purchase we also acquired Charter, which writes $64 million of non-standard automobile premiums in Texas annually, which Dan Post also manages.

White Mountains Holdings now has total assets of $360 million, with a group of affiliated insurers focused on careful underwriting in good regional or niche markets, writing over $300 million in annual premiums. I see a long steady future for our insurance operations under this team of seasoned insurance professionals - three yards and a cloud of dust.

While Source One achieved above-plan net income of $26 million, they fell short on originations in a brutally competitive mortgage market, and seriously lagged on our touchstone measure -- growth in intrinsic business value. For the second time in two years, we have not completed a sale of Source One after an expression of interest from a competitor. We believe the time will come when values return to this industry.

Finally, this is the year Fund American completed a lengthy transformation. In July we paid off the last portion of preferred stock held by our former parent, American Express. We had a little ceremony up here in rural New England to celebrate. We've completed a ten-year journey from initial public offering, through the fine operations of Fireman's Fund, to the Allianz sale, to a liquidation period where we returned almost $4 billion to our stakeholders, to re-emerge as a smaller, more sharply focused regional insurance company and mortgage company. We appreciate those of you who have made the entire journey with us, and welcome those who joined along the way.

Thank you for your patience.


Respectfully submitted,

/s/ John J. Byrne

John J. Byrne
Chairman
March 17, 1996

White Mountains Holdings
Tom Kemp, CEO

Dear Shareholder,

We applied a variety of colors to our portrait in the last year in White Mountains. A new idea fifteen months ago, White Mountains has blossomed into a $360 million company, a major planning and operating unit of Fund American.
Jack reviewed the companies making up White Mountains Holdings in his letter.
In 1996, we plan to add a 50% interest in Folksamerica Reinsurance, acquired for $79 million.

White Mountains' mission is to become a premier group of regional or niche property and casualty underwriters which, with prudent operating and financial leverage, produces for their owners a long-term return equal to 700 basis points over ten year treasuries (currently 13%, for ease of conversation) after corporate tax. We wish each member of our group to be well managed in its own right, and each underwriting-driven using its own strategy. We will function as intelligent owner and capital provider/allocator.

My years of association with Jack Byrne have inculcated a set of insurance business traditions and operating principles which you will recognize if you follow our companies. These principles guide our acquisitions and unify our affiliates. For White Mountains I state them as follows:

1. Underwriting comes first.  An insurance enterprise must respect the
   ------------------------
fundamentals of insurance. There must be a realistic expectation of underwriting profit on all business written, and demonstrated fulfillment of that expectation over time, with focused attention to loss ratios and to all of the professional insurance disciplines.

2. Invest for total return.  Historical insurance accounting has tended to hide
   -----------------------
unrealized gains and losses in the investment portfolio and to over-reward reported investment income (interest and dividends). Regardless of the accounting, we must invest for the best growth in value over time. In addition to investing our bond portfolios for total after tax return, that will mean prudent investment in equities consistent with leverage and insurance risk considerations. (Over the long-term equities are not necessarily any more risky than the true risks in bonds or other fixed income investments.)

3. Maintain a disciplined balance sheet.  The first concern here is that
   ------------------------------------
insurance liabilities must always be fully recognized. Loss reserves and, increasingly, expense reserves must be solid before any other aspect of the business can be solid. Pricing, marketing, and underwriting all depend on informed judgement of ultimate loss costs.

4. Be the low cost operator.  This principle seems to wax and wane in management
   ------------------------
attention, and in the quality of its management. Spending more money to provide a better product or service may confuse or seem to rebut the "low cost" argument. Investments in better systems can be expensive (and worse, ineffective). However, the business that can produce its product/service at a lower cost than competitors has an embedded advantage (a moat around its franchise).

5. Think like owners.  Each of the first four principles are "thinking like
   -----------------
owners", so, to some degree, this is a catchall, but it has a value all its own. Yes, there are other "stakeholders" in a business enterprise, and yes, doing good work (as a business or an individual) requires more than this quarter's profit. But thinking like an owner embraces all that without losing the touchstone of a capitalist economic enterprise. We should be students of capital and business (and much else, but business is what this organization is about). The short version, in my view, is that the original Adam Smith had it right...capital will flow according to its own nature; the "invisible hand." If we do not earn and deserve our owners' capital, we will not long have it.

--------------------------------

[PHOTO OF TOM KEMP APPEARS HERE]

caption: Tom Kemp, CEO

In the coming year, many of us at White Mountains will be playing new or expanded roles, and all of us will be working with new colleagues. For Dan Post, Stu Olson, Phil Koerner, Bob Cochran, Roger Taylor, Morgan Davis and Carey Benson some of the associations are new but the current role is clear: be the hands-on general manager of Valley, NGM/MSA, FSA, White Mountains Insurance and Charter. In the pages which follow, our managers will briefly explore some unique features of our affiliated companies. I am proud to have assembled them; I think you will be proud to own them. We look forward to sharing our futures with you.


Respectfully submitted,

/s/ K.T. Kemp

K.T. Kemp



In the next few pages, each of our general managers talk about their companies. Some have been part of the Fund American family for years (Source One), some were introduced to you last year (FSA, White Mountains Insurance and Main Street America), and some are new to you this year (Valley and Charter). While Valley and Charter are both part of the "Valley Group", we present them separately here because the businesses are distinct. Independent as our companies are, you will discover in their comments a common commitment to service, value and financial discipline.

Financial Security Assurance (FSA)
Bob Cochran, President & CEO
Roger Taylor, Managing Director & COO


Founded in 1985, FSA is one of the four major bond insurers that provide guarantees of principal and interest in the municipal bond and asset-backed securities markets. In 1995 we became a bigger, better, stronger company.

Through strong origination activity, growth in the value of our investment portfolio and our merger with Capital Guaranty Corporation, we increased our assets to almost $1.5 billion, shareholders' equity to $778 million and total claims-paying resources to more than $1 billion.

Financial guaranty insurance bridges differences between the needs of investors and issuers in the municipal bond and asset-backed securities markets.
Investors in FSA-guaranteed securities rely on the guaranty not only for default protection but also to enhance liquidity, to mitigate the risk of issuer downgrade and to simplify the investment decision concerning complex securities.

For issuers, FSA's Aaa/AAA guaranty lowers interest costs and broadens the distribution of securities. We add additional value through the knowledge and skill of our underwriters. Our job is not to only raise a bond issue's rating to Triple-A. We also work with issuers and their advisors to find the structure and execution that best meets the issuer's needs.

INCREASED MUNICIPAL  PRESENCE THROUGH THE CAPITAL GUARANTY MERGER

The merger with Capital Guaranty was greeted enthusiastically in the municipal bond market. It brings important benefits to FSA, including increased capital and claims-paying resources, expanded service capabilities, and improved liquidity for FSA-insured municipal bonds.

FSA began providing municipal bond insurance in 1990, and our municipal business has grown substantially since then. The merger accelerates this growth. FSA and Capital Guaranty together captured about 9% of the insured municipal new-issue market in 1995, and we will build on this base over time. We are committed to being a major participant in this market, providing high-quality, responsive service to all our customers, including issuers, their advisors and purchasers of FSA-insured municipal bonds.

Conditions in the municipal bond market were mixed in 1995. The U.S. municipal new-issue volume of $156 billion was essentially flat with the previous year, although volume did improve over the course of the year. The insured portion of the market actually grew 11% in dollar volume, and insurance penetration rose to 44%, partly as a result of price competition that reduced the cost of insurance. Industry pricing firmed somewhat toward the end of 1995, a development we applaud. Higher prices, even with lower penetration, would improve insurers' overall returns. And lower penetration would be healthy for the market as a whole, creating a wider choice of ratings and yields for institutional investors.

We are pleased with our results given this environment. FSA insured more than twice as many primary-market municipal transactions than in the previous year. We increased the municipal par amount we originated by 22% to $5.4 billion, wrote $65.3 million of present value premiums and maintained average returns on equity in our target range.

---------------------------------------

[PHOTO OF BOB COCHRAN APPEARS HERE]
caption 1: Bob Cochran, President & CEO

[PHOTO OF ROGER TAYLOR APPEARS HERE]
caption 2: Roger Taylor, Managing Director & COO

A RECORD YEAR IN THE ASSET-BACKED MARKET

To a greater extent than any other bond insurer, FSA balances its involvement in the municipal and asset-backed businesses. In 1995 the value of this approach was obvious, as our asset-backed business led FSA's overall performance. In this market, we turned in our finest performance ever, guaranteeing $9.8 billion of asset-backed obligations to produce $73.9 million of present value premiums, an 88% increase.

While the U.S. municipal bond market is mature, the asset-backed market still has significant growth potential. New U.S. public issues on non-mortgage asset-backed securities soared to $108 billion in 1995 from only $51 billion as recently as 1992. There are also other substantial market sectors, including residential mortgage-backed securities, asset-backed private placements and commercial paper, as well as international markets. With insured penetration of this market currently at less than 15%, we are optimistic about our asset-backed business.

GLOBAL PERSPECTIVE

We continue to position FSA to benefit from the expansion of international financial markets. To support this effort, we opened representative offices in Madrid and Paris in 1995. During the year, we guaranteed a number of international transactions, including financings in Australia, France and the United Kingdom.

LOOKING AHEAD

We enter 1996 in a very strong position. We are the most experienced and broadly based guarantor in the expanding asset-backed market. We have a greatly enhanced profile in the municipal bond market and are positioned for growth there. Because of our balanced strategy across these two markets, we have the most diversified insured portfolio and the broadest opportunities in the industry.

Just as important, we have the capital resources to take advantage of these opportunities. Of the major bond insurers, FSA has the lowest ratio of risk to capital and, according to Standard & Poor's Ratings Services, the highest margin of safety for capital adequacy. As a result, we provide exceptional value for policyholders and have capital to support further growth.

The guiding principles at FSA are financial strength, stringent underwriting and customer service. We will stay focused on these principles as we continue to build value for all our stakeholders.

White Mountains Insurance Company
Tom Kemp, Chairman
Morgan Davis, President & CEO


It has been a whirlwind first year for White Mountains Insurance.
Conceptualized, organized, capitalized, licensed, and writing new business all in a matter of months.

We began by letting our customers teach us how to meet their needs. As a newly emerging insurance company we knew it would be important to offer the agents and their commercial customers a market that could respond to the business that is indigenous to the territory. To do this we had to listen intently to what was needed and rely on our past experiences with the New Hampshire marketplace.

We met with more than 75 agents in the state to determine their needs as well as the needs of their commercial clients. We were told that to be successful we must be a generalist, have local knowledge of the territory, operate as a regional company, avoid class underwriting and make it easy for the agent to do business. The agents also stressed the importance of developing a good working relationship between the company and the agency. While these strategies might seem obvious, it quickly became clear that in New Hampshire our competitors often overlooked these concerns. Fortunately, it presents us with opportunities we can capitalize upon.

Using the information we gained from our personal visits, we were able to start building our company "brick by brick". We are acutely aware that every "brick" is a small business, somebody else's dream. Protecting those dreams is our mission. Our initial accounts consisted of manufacturers and contractors, historical societies, restaurants, repair garages and other valuable services based here in New Hampshire.

Having established a foothold in New Hampshire, plans are to expand our operation into the adjoining states to reach our goal of being recognized as a premier commercial middle market property and casualty insurance company in New England. We believe that the same market opportunities that were discovered in New Hampshire exist in the surrounding states and we are poised to take advantage of them. By the year 2000 we expect to be an important and significant competitor with a profitable book of business. White Mountains Insurance prides itself in living up to its slogan, "Go to the White Mountains, the 'go-to' company."



AN AGENTS PERSPECTIVE:

"To sum up White Mountains: fresh approach, modern ideas, strong capitalization."

[TWO PHOTOS APPEAR HERE]

------------------------

caption 1: New Hampshire Governor Steve Merrill (center) joined Tom Kemp and Morgan Davis at the opening of the White Mountains' principal field office in Manchester.
caption 2: Sharon G. Bush, Vice President, Tender Corporation describes a product's packaging to Jim Keck and Jim Wickman, White Mountains Insurance Company, and Terrence Abbott, President & CEO, A.D. Davis, Inc. Insurance Agency. Tender Corporation worked with White Mountains Insurance representatives to configure its warehouse inventory to maximize the effectiveness of their sprinkler system.

AN AGENTS PERSPECTIVE:

"White Mountains combines big company experience with small company enthusiasm."

Main Street America
Phil Koerner, President & CEO


It is always a pleasure to talk about strong results, so I'm happy to share that we experienced a good year in 1995. Our written premiums increased by 6%, our policyholders' surplus grew by more than 18% and our combined ratio beat estimated industry averages by over six percentage points.

We also created opportunities to fortify our foundation for future growth. We appointed over 100 new agency partners throughout our operating territories. At the beginning of the year we began to do business in the state of North Carolina, and by December we had 13 agency partners and nearly $600,000 in written premiums. Throughout 1995 we prepared for a merger with The Mutual Assurance Company (MACO) of Philadelphia, finalized in January of 1996. Through MACO subsidiaries, we are preparing to enter new territories, particularly in the Southeast, an area of targeted growth for our organization. As the second-oldest property insurer in the nation, MACO adds a rich insurance tradition to our group of companies.

Clearly, we are pleased with what we have achieved this year. Yet, we prefer to view our growth in a broader perspective: To take stock of what we have become over time, and what we accomplished along the way.

At the Main Street America group, we develop five-year Scenarios. These Scenarios are checkpoints for us, as we travel on our journey into the future. Along the route, we make opportunities to pause and reflect upon our journey thus far; to re-examine our chosen route; and to always seek more efficient means of travel. For us, this year brought the culmination of our 1995 Scenario, and allowed us to take a look at where we are in our progress toward the new millennium.

We have realized many goals in the past five years, becoming the kind of organization we wanted to be when we were spinning our dreams in the 1980's.
Our premium writings increased by over 60%, while our policyholders' surplus doubled. Our average premium per agency rose $150,000. Information System & Services Corporation, our policy processing subsidiary, now provides services to 35 insurance companies.

We purchased Guilderland Reinsurance Company and are establishing an assumed reinsurance operation as well. One of the most meaningful events of the past five years was the mutually-profitable relationship we entered into with Fund American. Altogether we met, and in many cases exceeded, our expectations.

This was possible because we preserved those characteristics most important to us. For example, we develop relationships carefully and then look for ways to enrich them. Recognizing that business will always be personal, we emphasize relationships as a means to accomplish our goals. We continue to focus on those customers around whom we've built our organization - Main Street Americans - and the independent agents who serve them.

While acquiring more customers, we have retained our emphasis on personal service. "We take you personally", developed ten years ago as a service slogan, has evolved into a description of the way we behave toward co-workers and customers alike. And through significant production growth, we continued to focus on the quality of our underwriting - which is one of the best ways to ensure that today's production translates into tomorrow's prosperity. Together, these attributes brought us success by any set of standards.

[PHOTO OF PHIL KOERNER APPEARS HERE]

------------------------

caption 1: Phil Koerner, President & CEO

As Irving Berlin once said, "The toughest thing about success is that you've got to keep on being a success." We are proud we have had cumulatively successful results throughout the decade, yet we must avoid wrapping ourselves in a cloak of false security based upon our past success. This is particularly important as we look down the road toward a very challenging remainder of the century.

The next few years will test our mettle as other companies enter our market, technology evens the playing field among insurers and regulators continue to exert their influence over the parameters within which we can operate. Yet, our 2000 Scenario - our next checkpoint - calls for us to have doubled our premium volume while keeping our manpower steady. That is a very ambitious plan. Ambitious plans require a talent for envisioning the future, the ability to evaluate the shifting sands of the environment, and the clarity to describe where you want to go to all of the people who will take you there. Most importantly, ambitious plans require execution.

We have a consistent record of executing our plans - which has been the key to our success thus far. We are well aware that the next several years will challenge us. Throughout those years, we will focus on our market and the needs of our customers, value our relationships, and provide outstanding service. Furthermore, we are committed to doing our work more intelligently, and engaging all of the people, resources and tools at our disposal in our quest to become more productive. As we do these things well, we will continue to execute our plans, and move into the next century as a strong, focused and prosperous insurer.

[PHOTO APPEARS HERE]

------------------------

caption: Main Street America headquarters in Keene, NH

Valley Insurance Group
Dan Post, President & CEO
Stu Olson, Executive Vice President & COO


We are pleased to introduce you to the Valley Group which also includes Charter, described separately. In 1985 the Valley Insurance Company opened its first office in Albany, Oregon, with a clear vision in mind: to provide quality insurance products and services to families and family owned businesses through independent agencies. The customers receive the best attributes of size - financial strength and security - and the best elements of service - speed and innovation - allowing us to underwrite uniformly and operate efficiently.

We feel we do a great job here, because of our belief in our employees. We have many Valley employees who have moved and grown throughout our history. The experience of Sherri Vandecoevering, an underwriter at Valley, typifies this:
"Valley gave me the support and training to move from a data entry position to a professional underwriter." In return, the company has benefited from her many "million-dollar-months." In all, seventy Valley employees participated in accredited accounting and insurance classes this past fall. Fulfilled employees lead to satisfied customers.

Excellence in customer service is the cornerstone of Valley's foundation for
success.   One area where Valley's reputation is particularly strong is claims.
Our claims philosophy is to pay all claims promptly and fairly. Every attempt is made to contact claimants and insureds immediately and to make them aware of our concern and intention to handle their claims properly. We tell our claims staff, "People buy insurance to protect themselves in case of a loss, and its our job to prove to insureds that their agents placed them with the best company." The value of a caring attitude can never be overstated.

Unfortunately 1995 was a year in which we were to be tested in our claims area. With three unprecedented catastrophes ("cats" to insurance folks) our people worked around the clock to make our insureds whole. Our strong relationships and "pre-cat" agreements with independent adjusters and contractors enabled us to quickly and effectively serve the needs of our customers.

Here is what one agent wrote us about our performance:

   "During the second and third weeks of January we followed up with all of our clients that had claims as a result of the December windstorm. Our intent was to make sure that our clients were properly taken care of and that nothing had fallen through the cracks. We were extremely pleased that there were no negative comments and, in many cases, clients expressed appreciation for the speedy response and understanding exhibited by Valley. The claims department, and the entire company, deserve a heartfelt 'Well Done' for their efforts."

[TWO PHOTOS APPEAR HERE]

------------------------

caption 1: Dan Post, President & CEO
caption 2: Valley employees strengthen their community by supporting local charities such as the United Way and the YMCA. Forty-five Valley employees from our Albany, Oregon headquarters participated in December's blood drive for the American Red Cross.

Good service works; actually, its the key to our success. Valley is rewarded for its efforts with high customer retention rates. Over the past two years Valley has retained 88% of its personal lines customers on a yearly basis. High retentions over the long-term lead to lower than average policy acquisition expense rates and better underwriting results. Our customers are pleased, and we are pleased.

In 1995 we found the right partner in White Mountains and Fund American, consolidated certain functions with Charter, became a service provider to White Mountains Insurance, and wrote $66.8 million in net premiums. Unfortunately, we had painful loss experience. Rather than make excuses for catastrophes which are an integral cost of our product, we look forward to 1996 with renewed effort on underwriting and pricing. We know that over time our patient, disciplined strategy is working.

For 1996 we have many things to do. Although we plan to write 15% more premiums, losses and expense control will remain our priorities; we will not sacrifice profit for growth. In January 1996, we completed the acquisition of Valley National Insurance Company which is licensed in forty-nine states, effectively bringing us a national franchise. Valley National Insurance Company expands our canvas in this and future years (Fund American, keep those crayons handy!).

We are proud to join the White Mountains and Fund American family. The financial strength and insurance expertise of our new parent is a tremendous resource. We are pleased that our focus on personal service and careful underwriting matches so well with our parent's philosophy.

[PHOTO APPEARS HERE]

------------------------

caption: Julie Hansen, Processing Center Manager, gives the "gift of life" at a quarterly, Valley-sponsored blood drive.

The Charter Group
Dan Post, President & CEO
Carey Benson, Senior VP & COO


Charter joined the Valley Group in 1995. Charter was founded in Dallas, Texas, in 1971, to provide a brokerage and servicing outlet for non-standard automobile business written by the Allstate Insurance Company. Over the years, Charter broadened its market to include independent agents who also needed access to a non-standard automobile program. Today the company writes policies through 750 independent agents across Texas. As a regional specialist company, Charter has built its reputation distributing competitive, quality insurance products and exceptional service to its customers.

At Charter we focus on the automobile insurance needs of drivers with poor driving records or other characteristics which may lead to higher losses. Although many insurance companies focus on the standard and preferred risk markets, there are opportunities available in the non-standard market as well.

One of our operating tenets is to maintain low expenses relative to our competitors. The keys for achieving low expenses are: (1) concentration in the personal automobile line itself, specifically non-standard automobile, thereby enjoying the unique service capabilities, efficiencies and operating advantages that such specialization creates; (2) maintaining a low cost operating structure; and (3) encouraging our employees to work efficiently, through emphasis on automated systems and technology. Although our expense ratio improved dramatically from 54.7% for 1994, to 25.5% for 1995, we will continue to focus on improvement (the low in the industry is 22%). Achieving a low expense ratio puts us in a favorable competitive position in a price sensitive market.

An equally important component is our underwriting philosophy and execution. Charter's underwriting philosophy involves disciplined risk selection and sophisticated pricing structures. Classes of risks are defined with clear underwriting guidelines and pricing methodologies. Spread of risk is achieved by a mix of agents, geographic and economic diversity, and concentration avoidance. Low loss ratios help us compete profitably on price.

We strive to deliver on the Insurance Promise by providing service beyond our customers' expectations. Charter's service standards and service response times are monitored continuously. With the implementation of underwriting service units (self-directed work groups) which began in January 1996, we will more effectively target agreed-upon goals for customer service, premium production and underwriting results by individual agencies.

After a difficult 1994, we accomplished a great deal of change and progress this past year. We began consolidating functions with Valley where it will be beneficial, yet strengthened the internal capabilities of our company. We reduced our expense ratio to a level that is close to the lowest in the
industry.   We studied and implemented a new rating system and more effective pricing and commission structures. We completed significant systems enhancements. As a result of these changes our written premium grew by 38% in 1995. We believe that the long-term opportunities for our non-standard program are exceptional.

[PHOTO APPEARS HERE]

-------------------------

caption: Carey Benson, Senior Vice President & COO

In 1996 we will focus on our business fundamentals. If we can continue lowering the cost of our product, and if we price it properly, we will deliver above average service and generate above average returns on the capital our shareholder has entrusted to us.

[TWO PHOTOS APPEAR HERE]

-------------------------

Caption 1: Charter Group Facility in Dallas, Texas
Caption 2: Reginald Bibb, Casualty Claims Supervisor and Elsa Kemp, Claims Adjuster use new technology, implemented in August 1995, to print "on-the-scene" damage appraisals for customers."

Source One Mortgage Services Corporation
Jim Conrad, President & CEO
Bob Richards, Chairman

We ended the year with $26 million in net income, but our intrinsic value dropped with the 200 plus basis point decline in long-term interest rates. 1995 proved to be a volatile operating environment for Source One and the mortgage banking industry. It was the second consecutive year we originated fewer loans. Originations fell from $4.6 billion to $2.9 billion, a decline of 37%.

With significant industry overcapacity and extended irrational pricing, many of our competitors have elected to exit the mortgage banking business, while others have opted for scale. Consolidation is occurring in the industry on the servicing side very quickly. As evidence, two years ago there were no $100 billion servicers. Today there are five.

Production seems to be a mixed bag with consolidation and fragmentation occurring simultaneously. This is because the big servicers are building large production networks to replenish run-off in their portfolios. The availability of a large number of wholesalers offering attractively priced products led to the growth of the independent broker segment of the business. Brokers tend to be small and operate in local markets.

To be competitive and profitable in this type environment, Source One is:

   1.  Centralizing as many of the production operation functions as possible.

   2. Utilizing technology to improve the quality, competitiveness, and speed of delivery of our product offerings.

   3. Committing to continue to lower the per unit cost associated with producing and servicing loans.

   4. Developing a hedging strategy to protect the value of our capitalized servicing asset.

[TWO PHOTOS APPEAR HERE]

------------------------

caption 1: Bob Richards, Chairman and Jim Conrad, President & CEO caption 2: Source One maintains a commitment not only to customer service, but also to community service. Here, two Source One employees, John Heflin (left) and John Clancey (right) participate in "Paint the Town," a charitable event where people from local companies volunteer to fix up homes in need of repair around the Detroit area.

While interest rates continue to take us on a roller-coaster ride, originations have started the new year on an up-beat.

Source One will be celebrating its 50th Anniversary in 1996. During this time, Source One has fulfilled its mission of "Financing the Future of America's Homeowners" for millions of people around the country. Dalbar Inc., a Boston based research company, recently conducted a nationwide survey which found Source One to be the mortgage industry's top company in the area of customer service. We earned this recognition because of our commitment to customer satisfaction. The company is proud of its commitment to equal opportunity lending, ensuring that every person who has the desire and means to own a home can qualify for a mortgage. In 1996 and beyond, Source One will continue to make the dream of home ownership a reality.

[PHOTO APPEARS HERE]

------------------------

caption: Source One's home office in Farmington Hills, Michigan

                                 Fund American
                     SELECTED CONSOLIDATED FINANCIAL DATA


------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Year Ended December 31,
                                                                --------------------------------------------------------------------

Millions, except per share amounts                                 1995          1994          1993          1992          1991
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues                                                         $  222        $  229         $ 251        $  214        $  234
Expenses                                                            226           226           234           191           162
                                                                --------------------------------------------------------------------
Pretax operating earnings (loss)                                     (4)            3            17            23            72
Net investment gains                                                 39            39           124            65           112
                                                                --------------------------------------------------------------------
Pretax earnings                                                      35            42           141            88           184
Income tax provision                                                 17            21            71            34            64
                                                                --------------------------------------------------------------------
After tax earnings                                                   18            21            70            54           120
Gain from sale of discontinued operations, after tax                 66 (a)        --            --             1 (c)     1,306 (c)
Loss on early extinguishment of debt, after tax                      --            --            --            --           (29)(f)
Cumulative effect of accounting changes:
   Purchased mortgage servicing, after tax                           --           (44)(b)        --            --            --
   Postretirement benefits, after tax                                --            --            --            (2)(d)        --
   Income taxes                                                      --            --            --           (24)(e)        --
Cumulative effect of transition adjustment for prior
  period net unrealized investment losses, after tax                 --            --            --            --           (84)(g)
                                                                --------------------------------------------------------------------
Net income (loss)                                                $   84        $  (23)        $  70        $   29        $1,313
====================================================================================================================================
Primary earnings per share:
     After tax earnings                                          $ 1.71        $ 1.20        $ 5.68        $ 2.71        $ 4.87
     Net income (loss)                                             9.36         (3.51)         5.68           .74         67.14
Fully diluted earnings per share:
     After tax earnings                                            2.02          1.20          5.68          2.70          4.85
     Net income (loss)                                             9.16         (3.51)         5.68           .73         53.14
Cash dividends paid per share of common stock                       .20            --            --            --           .68
Ending Balance Sheet Data:
Total assets                                                     $1,872        $1,807        $3,305        $3,129        $2,964
Short-term debt                                                     445           254         1,537         1,513         1,013
Long-term debt                                                      407           547           601           423           324
Minority interest-- preferred stock of subsidiary                    44           100            --            --            --
Shareholders' equity                                                700 (h)       661 (h)       905 (h)(i)    988 (h)     1,496
Book value per common and equivalent share                        83.28         68.95         77.27 (i)     80.65         75.49
====================================================================================================================================

(a) Reflects the settlement of certain tax liabilities relating to the sale of Fireman's Fund Insurance Company ("Fireman's Fund") for less than the previously accrued amount. See Note 3 of the Notes to Consolidated Financial Statements.
(b) Reflects the prior years' cumulative effect of a change in Source One's methodology used to measure impairment of its purchased mortgage servicing rights asset. See Note 6 of the Notes to Consolidated Financial Statements.
(c) Reflects the sale of Fireman's Fund. See Note 3 of the Notes to Consolidated Financial Statements.
(d) Reflects the prior years' cumulative effect of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
(e) Reflects the prior years' cumulative effect of the adoption of SFAS No. 109, "Accounting for Income Taxes."
(f) Reflects the repayment during the first quarter of 1991 of all the parent company's debt outstanding at December 31, 1990.
(g) Prior to 1991 such unrealized investment losses were recorded as a direct adjustment to shareholders' equity, with no corresponding charge to earnings.
(h) Reflects redemptions of the Company's Voting Preferred Stock Series D, par value $1.00 per share (the "Series D Preferred Stock") and repurchases of shares of the Company's Common Stock, par value $1.00 per share ("Shares"). See Note 13 of the Notes to Consolidated Financial Statements.
(i) Reflects the distribution of approximately 74% of the outstanding shares of Common Stock of White River Corporation ("White River") to shareholders on December 22, 1993.

                                 Fund American
                     MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
Years Ended
December 31,
1995, 1994 and
1993

Consolidated Results

Fund American reported net income of $84.1 million for the year ended December 31, 1995, which compares to a net loss of $23.2 million for 1994 and net income of $70.4 million for 1993. The 1995 income statement includes four non-recurring items: (i) the adoption of SFAS No. 122 as of January 1, 1995 by Source One;
(ii) a $46.2 million pretax charge to compensation expense related to outstanding employee stock warrants; (iii) a $66.0 million favorable tax development relating to the sale of a former subsidiary; and (iv) the receipt of a $9.7 million pretax breakup fee, plus related expenses, from Home Holdings, Inc. The 1994 net loss includes a $44.3 million after tax charge related to a change in accounting methodology adopted by Source One.

Book value per common and common equivalent share was $83.28 at December 31, 1995, which compares to $68.95 at December 31, 1994. The 1995 favorable tax development and strong investment portfolio results combined to produce most of the increase in book value per share from 1994 to 1995.

After tax earnings for 1995 were $18.5 million versus $21.1 million and $70.4 million for 1994 and 1993, respectively. The decrease from 1993 to 1994 is primarily due to $73.4 million of pretax unrealized gains recorded in earnings for 1993. Under a new accounting standard adopted as of December 31, 1993, Fund American now records changes in unrealized gains and losses related to its investment portfolio as a direct adjustment to shareholders' equity with no credit or charge to net income.

Insurance Operations

As is further described under "Liquidity and Capital Resources," White Mountains is acquiring and developing various insurance operating interests. WMIC began operations in the third quarter of 1995, and White Mountains completed the acquisitions of Valley and Charter on December 1, 1995.

Insurance operating results for the year ended December 31, 1995 included $5.8 million of net earned premiums and $8.2 million of losses and loss adjustment expenses. Losses and loss adjustment expenses included $3.0 million of reserve strengthening at Valley for losses incurred prior to the date of acquisition.

Losses and loss adjustment expenses are charged against income as incurred. Unpaid losses and loss adjustment expenses are based on estimates by claims adjusters, legal counsel and actuarial staff of the ultimate costs of settling claims, including the effects of inflation and other societal and economic factors. Unpaid loss and loss adjustment expense reserves represent management's best estimate of ultimate losses and loss adjustment expenses net of estimated salvage and subrogation recoveries. Such estimates are regularly reviewed and updated and any adjustments resulting therefrom are reflected in current operations. The process of estimating loss and loss adjustment expenses involves a considerable degree of judgement by management and the ultimate amount of expense to be incurred could be considerably greater than or less than the amounts currently reflected in the financial statements.

In the normal course of business, White Mountains' insurance subsidiaries seek to reduce the loss that may arise from catastrophes or other events that may cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. White Mountains' insurance subsidiaries remain contingently liable for risks reinsured with third parties to the extent that the reinsurer is unable to honor its obligations under reinsurance contracts at the time of loss.

   Management expects that White Mountains' insurance operations will have a significantly larger impact on Fund American's reported financial results in 1996 and future years. See "Liquidity and Capital Resources - White Mountains."


Mortgage Origination and Servicing Operations

Source One adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," an amendment to SFAS No. 65, as of January 1, 1995. SFAS No. 122 requires the total cost of acquiring mortgage loans, either through loan origination activities or purchase transactions, to be allocated to the mortgage servicing rights and the loans based on their relative fair values. The statement requires entities to measure impairment on a disaggregated basis by stratifying the capitalized servicing asset based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum. The adoption of SFAS No. 122 as it relates to the capitalization of originated mortgage servicing rights resulted in the recognition of an additional pretax gain on sales of mortgages of $27.2 million for the year ended December 31, 1995. The impairment provisions of SFAS No. 122 resulted in a pretax charge of $28.0 million for the year.

   In 1994 Source One changed the methodology used to measure impairment of its purchased mortgage servicing rights asset. The new accounting methodology measured the asset's impairment on a disaggregated basis and discounted the asset's estimated future cash flows using a current market rate. Prior to 1994 Source One measured the asset's impairment on a disaggregated basis including a cost of capital charge for estimating the asset's future cash flows. The adoption of the new accounting methodology, recorded as a cumulative adjustment as of January 1, 1994, resulted in a $68.1 million pretax, $44.3 million after tax, charge to income for 1994.

   Net mortgage servicing revenue was $60.5 million for the year ended December 31, 1995 which compares to $82.4 million in 1994 and $53.5 million in 1993. The decrease in net servicing revenue for 1995 compared to 1994 reflects the sale of $11.0 billion of servicing rights to third parties during 1995, partially offset by slower amortization of the capitalized mortgage servicing asset due to lower actual and anticipated mortgage loan prepayments in 1995 compared to 1994. The increase in net servicing revenue in 1994 compared to 1993 reflects slower amortization of the capitalized servicing asset due to the reduced pace of mortgage loan payoffs in the servicing portfolio during 1994 compared to 1993, partially offset by lower weighted average net servicing fee rates on newly originated loans. A summary of the mortgage loan servicing portfolio activity follows:

--------------------------------------------------------------------------------
                                                Year Ended December 31,
                                          --------------------------------------
Billions                                      1995       1994       1993
--------------------------------------------------------------------------------
Beginning balance                           $ 39.6     $ 38.4     $ 37.3

Mortgage loan production                       2.9        4.6       11.5

Servicing acquisitions                         4.7        3.7        6.4

Servicing sales                              (11.0)        --         --

Mortgage loan payoffs                         (2.3)      (4.7)     (13.6)

Servicing released, principal
  amortization and foreclosures               (2.1)      (2.4)      (3.2)
                                          --------------------------------------
Ending balance                              $ 31.8     $ 39.6     $ 38.4
================================================================================

During 1995 Source One sold the rights to service a total of $11.0 billion of mortgage loans for net cash proceeds of $181.1 million, resulting in a pretax gain of $40.0 million. During 1994 Source One sold the rights to service $3.9 billion of mortgage loans for cash proceeds of $70.2 million and continues to service these loans pursuant to a subservicing agreement. A gain of $19.9 million was deferred in 1994 and is being recognized in income over the five-year life of the subservicing agreement. For the years ended December 31, 1995 and 1994, the Company recognized $4.2 million and $2.7 million, respectively, of the deferred gain which is included in net mortgage servicing revenue. The mortgage servicing portfolio as of December 31, 1995 and 1994 includes loans subserviced for others having a principal balance totalling $4.0 billion and $4.3 billion, respectively.

   Management's intent regarding the 1995 servicing sale was to take advantage of the substantial increase in the value of servicing rights that was created by the rise in interest rates during 1994 and to bring servicing and origination activities into better balance. Additional sales transactions may occur in the future when management deems it to be economically advantageous. However, a strategy of Source One is to continue to increase the size of the servicing portfolio in order to take advantage of its low cost servicing operation. Consistent with that strategy, Source One purchased the rights to service $4.7 billion of mortgage loans in the fourth quarter of 1995.

   Source One estimates the fair values of its mortgage servicing rights by calculating the present value of the expected future cash flows associated with such rights. In making those estimates, Source One incorporates assumptions that market participants would use in their estimates of future servicing income and expense and discounts those cash flows using current estimated market rates. As of December 31, 1995 such discount rates were 10.5% for conventional loans and 12.0% for insured loans.

   To measure impairment of the mortgage servicing rights, Source One stratifies its mortgage loan servicing portfolio based on the portfolio's predominant risk characteristics which have been determined to be prepayment, default and operational risks. This results in stratification by interest rate, loan type (investor) and original term to maturity. The prepayment assumptions used in the estimation of fair values are based on market prepayment predictions. The fair value of each stratum is computed and compared to its recorded book value to determine if a valuation allowance, or recovery of a previously established valuation allowance, is required.

   The discount rate and prepayment assumptions are significant factors used in estimating the fair value of Source One's mortgage servicing rights and could be significantly impacted by changes in interest rates. Accordingly, it is likely that management's estimate of the fair value of the capitalized servicing asset will change from time to time due to changes in interest rates.

   Total mortgage loan production decreased to $2.9 billion for the year ended December 31, 1995 from $4.6 billion and $11.5 billion in 1994 and 1993, respectively. Production related to refinance activity represented approximately 23%, 50% and 67% of total mortgage loan production for the years ended December 31, 1995, 1994 and 1993, respectively. Mortgage loan payoffs decreased to $2.3 billion and $4.7 billion for the years ended December 31, 1995 and 1994 from $13.6 billion in 1993. The decreases in mortgage loan production and payoffs in 1995 and 1994 reflect increases in market interest rates during 1994 and into the first quarter of 1995, and a corresponding reduction in industry-wide mortgage loan refinancing activity from 1993 levels. However, declining market interest rates for mortgage loans during 1995, particularly during the third and fourth quarters, and a flattening of the yield curve resulted in increased fixed rate loan production volumes during the second half of 1995 as compared to the first half of the year.

   The net gain on sales of mortgages decreased to $24.0 million for the year ended December 31, 1995 from $29.5 million in 1994 and $34.8 million in 1993. The 1995 net gain amount includes $27.2 million of gains related to the adoption of SFAS No. 122. Intensive price competition during 1995 led to increased pricing subsidies on originated loans which suppressed gains on sales of mortgages into the secondary market. The decrease in 1994 compared to 1993 reflects lower mortgage loan sales volumes due to the reduction in mortgage loan production and increased pricing subsidies on newly originated loans during the second half of 1994.

Investment Operations

The total return from Fund American's investment activities is shown below:

------------------------------------------------------------------------------------------------------------------------
                                                                               Year Ended December 31,
                                                                --------------------------------------------------------
Millions                                                                  1995           1994           1993
------------------------------------------------------------------------------------------------------------------------
Net investment income:
     Source One                                                        $  37.7         $ 71.5        $ 117.0
     Other                                                                17.7           18.7           16.5
                                                                --------------------------------------------------------
Total net investment income                                               55.4           90.2          133.5
                                                                --------------------------------------------------------
Net realized investment gains                                             38.8           38.8           50.6
Change in net unrealized investment gains and losses:
     Included in net income                                                 --             --           73.4
     Recorded directly to shareholders' equity                            28.0          (84.3)          69.9
                                                                --------------------------------------------------------
Total net investment gains (losses), before tax                           66.8          (45.5)         193.9
                                                                --------------------------------------------------------
Total net investment return, before tax                                $ 122.2         $ 44.7        $ 327.4
========================================================================================================================

Fund American's net investment income is comprised primarily of interest income earned on mortgage loans originated by Source One. The decrease in Source One's net investment income from 1994 to 1995 is mainly attributable to decreased interest income from mortgage loans held for sale related to lower mortgage loan production combined with lower mortgage interest rates experienced during 1995. The decrease in Source One's net investment income from 1993 to 1994 is due primarily to decreased interest income from mortgage loans held for sale related to lower mortgage production experienced during 1994. The decrease in other net investment income from 1994 to 1995 resulted from net sales of investment securities during 1995. The increase in other net investment income from 1993 to 1994 resulted from a second quarter 1994 transfer of $112.0 million of common equity securities from Source One to its parent, Fund American Enterprises, Inc. ("FAE", a subsidiary of the Company), in exchange for shares of Source One's common stock held by FAE. Prior to such transfer, the net investment income relating to the securities transferred was included in net investment income of Source One. The effects of the securities transfer on other investment income were partially offset by the Company's 1994 investment sales. Cash basis sales and maturities of investments, net of purchases and excluding short-term investments, totalled $154.1 million, $151.9 million and $115.0 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   Net realized investment gains during 1995, before tax, included $23.9 million of gains from the sale of American Express Company common stock. Net realized investment gains during 1994, before tax, included $22.6 million of gains from the sale of The Louisiana Land and Exploration Company common stock and $21.7 million of gains from the sale of American Express Company common stock. Net realized gains during 1993, before tax, included $14.0 million of gains from the sale of A. H. Belo common stock and $13.2 million of gains from the sale of San Juan Basin Royalty Trust units.

   Total investment gains and losses during the three years ended December 31, 1995 have been substantially affected by changes in market prices for crude oil and natural gas. At December 31, 1995, 77% of Fund American's portfolio of common equity securities was invested in the energy, natural resources and related industries sector. Fund American believes that the oil and natural gas industries are highly cyclical and, therefore, anticipates continued volatility in the value of its investment portfolio in the future.

   Prior to December 31, 1993 unrealized gains and losses from investments held by Fund American, other than securities held by Source One, were included in net income. As of December 31, 1993 Fund American adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, substantially all of Fund American's portfolio of common equity securities, fixed maturity investments and other investments are classified as securities available for sale and are reported at fair value as of the balance sheet date, with related unrealized gains and losses excluded from earnings and reported as a net amount in a separate component of shareholders' equity. Therefore, for periods beginning after December 31, 1993, all of Fund American's net unrealized gains and losses are reported as a direct adjustment to shareholders' equity with no credit or charge to net income.

   A review of certain significant holdings in Fund American's portfolio of common equity securities at December 31, 1995 follows. Share or unit and dollar amounts refer to the aggregate number of shares or units and the aggregate fair value at December 31, 1995 of Fund American's holdings of each security discussed.

   Energy, Natural Resources and Related Industries.  The energy and natural
   ------------------------------------------------
resources industries, particularly the crude oil and natural gas industries, are highly competitive, require significant capital expenditures and are subject to extensive regulation at both the national and local levels. Fund American believes that the market prices of securities of companies engaged in those businesses are relatively volatile due to fluctuations in the prices of crude oil, natural gas and other natural resources. Fund American's holdings within the energy, natural resources and related industries sector consist in great part of large blocks of securities of a small number of issuers. This concentration may make the value of Fund American's portfolio more volatile than the value of a more diversified portfolio.

   The Louisiana Land & Exploration Company ("LLX"; 2,928,100 shares; $125.5 million). LLX is one of the largest independent exploration and production companies in the nation. LLX explores for, produces and markets crude oil and natural gas in the United States and certain foreign countries. Fund American believes that LLX's operations are affected by, among other things, changes in the prices of crude oil and natural gas, general economic conditions and LLX's ability to successfully produce and replace crude oil and natural gas reserves. Between January 31, 1996 and March 21, 1996 Fund American sold all 2,928,100 shares of LLX for net cash proceeds of $125.1 million.

   San Juan Basin Royalty Trust ("SJT"; 10,994,876 units; $68.7 million). SJT units receive a 75% net overriding royalty interest from certain of Southland Royalty Company's leasehold and royalty interests in the San Juan Basin of Northwestern New Mexico. Fund American believes that changes in crude oil and natural gas prices and in the level of development and production expenditures by the operator of SJT may affect the distributions to unitholders of SJT and, therefore, the market prices of the units of SJT. In addition, Fund American believes that the tax and accounting issues involved in owning units in SJT may make such units unappealing to many investors

   Other Significant Holdings.
   --------------------------

   Zurich Reinsurance Centre Holdings, Inc. ("ZRC"; 2,042,572 shares; $62.0 million). ZRC is one of the largest writers of broker-market property and casualty reinsurance products in North America. On January 10, 1996 Fund American sold all 2,042,572 shares of ZRC for net cash proceeds of $61.8 million.

Expenses

Compensation and benefits expense increased to $111.6 million in 1995 from $69.2 million in 1994 and $63.5 million in 1993. Compensation expense for 1995 includes a $46.2 million pretax charge related to an extension of the expiration date of outstanding employee stock warrants. Additionally, Source One nets mortgage loan origination fees, less certain direct costs, against compensation and benefits expense. The high amount of originations experienced by Source One during 1993 resulted in significantly more origination fees offsetting compensation and benefits expense for those years than in 1994 and 1995. Excluding the effects of the 1995 warrant extension and mortgage loan origination fees, compensation and benefits expense was $82.9 million, $98.8 million and $137.8 million for each of the years ended December 31, 1995, 1994 and 1993, respectively. The declines in compensation and benefits expense reflect significant reductions in production-related personnel at Source One since 1993.

   General expenses of $60.3 million for 1995 compare to 1994 and 1993 amounts of $77.7 million and $67.5 million, respectively. The increase in general expenses from 1993 to 1994 is due to the expansion of Source One's mortgage loan production network throughout 1993 and early 1994. Efforts to reduce Source One's operating expenses in response to the contraction in mortgage originations began to take effect in late 1994 and continued through 1995.

   Interest expense decreased to $45.8 million in 1995 which compares to $78.8 million for 1994 and $103.1 million for 1993. The decreases are primarily the result of a decrease in total average indebtedness outstanding at Source One. Source One's average inventory of mortgage loans held for sale, which decreased from 1993 through 1995 as a result of lower mortgage loan production, is funded mainly with debt.

   Source One's provision for mortgage loan losses, included in general expenses, was $7.0 million in 1995 which compares to $8.2 million for 1994 and $3.7 million for 1993. The increase from 1993 to 1994 is primarily due to charge-offs of certain commercial real estate owned properties and higher average loss volumes relating to certain California residential mortgage loans.

Income Taxes

The income tax provision related to pretax earnings for 1995, 1994 and 1993 represents an effective tax rate of 47.3%, 49.3% and 50.1%, respectively. The tax provision for 1993 includes $13.0 million of current income tax relating to taxable capital gains triggered by the distribution of approximately 74% of the shares of common stock of White River ("White River Shares") to shareholders on December 22, 1993. Such gains were not recognized for financial reporting purposes pursuant to generally accepted accounting principles ("GAAP"). The 1993 provision also includes $4.7 million of deferred income tax reflecting a tax reserve established on White River's books of record as of December 22, 1993, the date of the distribution. Such reserve offset White River's deferred tax asset calculated on a stand-alone basis as of that date.

   Fund American has recorded a net deferred Federal income tax asset of $24.8 million as of December 31, 1995. The deferred tax asset includes a $38.2 million net asset related to various operating items partially offset by a $13.4 million net liability related to net unrealized gains on investment securities.

   On January 2, 1991 the Company sold Fireman's Fund to Allianz of America, Inc. The $1.3 billion gain from the sale as reported in 1991 included a $75.0 million tax benefit related to the Company's estimated tax loss from the sale. Since 1991 the Company has carried an estimated reserve related to tax matters affecting the amount of the deductible tax loss from the sale and other tax matters. The conclusion in 1995 of Internal Revenue Service ("IRS") audits of Fund American's Federal income tax returns for all taxable periods ending on or prior to October 23, 1985 (the date of Fund American's initial public offering of Shares) resolved certain of the tax matters affecting the amount of the Company's deductible tax loss from the sale of Fireman's Fund and the Company has, therefore, re-estimated its tax reserve. As a result of the reserve re-estimation, the Company included in its 1995 income statement an additional $66.0 million income tax benefit from the sale. The amount of tax benefit from the sale of Fireman's Fund ultimately realized by the Company may be significantly more or less than the Company's current estimate due to possible changes in or new interpretations of tax rules, possible amendments to Fund American's 1990 or prior years' Federal income tax returns, the results of further IRS audits and other matters affecting the amount of the deductible tax loss from the sale.

LIQUIDITY AND CAPITAL RESOURCES

Since the sale of Fireman's Fund, Fund American has been gradually liquidating its portfolio of passive investment securities. Management's primary strategic goal is to either: (i) reinvest Fund American's passive investments, together with other resources available to Fund American, into operating businesses in which management has knowledge and experience (if appropriate opportunities can be found); or (ii) return excess capital to shareholders through additional repurchases of Shares. Management believes that this strategy will, over time, further enhance shareholder value. As is further described below, the formation and capitalization White Mountains embodies this strategy.


Parent Company

The primary sources of cash inflows for the Company are investment income, sales of investment securities and dividends received from its operating subsidiaries.

     In June 1994 the Company entered into a revolving credit agreement with a syndicate of banks. Under the agreement, through August 9, 1996 the Company and certain of its subsidiaries may borrow up to $75.0 million at short-term market interest rates. The credit agreement contains certain customary covenants, including a $475.0 million minimum tangible net worth requirement and a minimum financial asset coverage requirement. At December 31, 1995 and 1994 the Company had no borrowings outstanding under the agreement.

     During 1993 the Company issued $150.0 million in principal amount of medium-term notes for net cash proceeds of $148.0 million after related costs. Proceeds from the issuance of the notes were used to repay an existing revolving credit facility and for general corporate purposes. During 1995 and 1994 the Company repurchased $8.8 million and $25.0 million, respectively, in principal amount of the notes due February 2003. At December 31, 1995 the remaining outstanding notes had an average maturity of 7.41 years and an average yield to maturity of 7.82%.

     In August 1994 the Company redeemed 22,778 shares of the Series D Preferred Stock for $82.0 million. In July 1995 the Company redeemed the remaining 20,833 shares of the Series D Preferred Stock outstanding for $75.0 million. The redemption price for the shares of Series D Preferred Stock redeemed was equal to the stock's liquidation preference. The annual dividend rate on the Series D Preferred Stock was 7.75% through July 1994 and 8.75% from August 1994 through July 1995.

     During 1995, 1994 and 1993 the Company repurchased 877,868 Shares, 1,128,057 Shares and 536,247 Shares, respectively, for $65.5 million, $78.8 million and $41.8 million, respectively. All such repurchased Shares have been retired. The repurchases of Shares represent a return of excess capital to the Company's shareholders.

     During 1993 and 1994 the Company did not pay regular cash dividends to holders of Shares. In the fourth quarter 1995 the Board reinstated regular periodic dividends on Shares of $.20 per quarter. The Board currently intends to reconsider from time to time the declaration of regular periodic dividends on Shares with due consideration given to the financial characteristics of Fund American's remaining invested assets and operations and the amount and regularity of its cash flows at the time. There can be no assurance, therefore, as to whether or when the Board will declare additional dividends on Shares.

     On December 22, 1993 the Company distributed approximately 74% of the outstanding shares of Common Stock of White River to its shareholders. White River commenced operations on September 24, 1993, concurrent with the purchase and transfer of selected assets and the assumption of certain liabilities from Fund American. The assets sold or otherwise transferred by Fund American to White River included primarily $84.0 million of common equity securities, $147.1 million of securities classified as other investments and $25.8 million of short-term investments. White River's initial capitalization consisted of a $50.0 million demand note payable to Fund American, $7.0 million of redeemable preferred stock and $200.0 million of common shareholder's equity. Of the 1,014,750 White River Shares retained by Fund American, 295,932 have been reserved by Fund American for delivery upon exercise of existing employee stock options and warrants.

     Pursuant to the terms of a December 1993 credit agreement among the Company and White River, the Company provided White River with a $50.0 million term note (the "Term Note") and a $40.0 million revolving credit facility (the "Revolver"). The credit agreement granted White River the right to use certain of its investment securities to repay its borrowings under the Term Note and the Revolver.

     On June 29, 1995 White River repaid $35.1 million in principal amount on the Revolver with (i) 930,000 shares of common stock of Mid Ocean Limited ("Mid Ocean Shares") and (ii) options to acquire an additional 388,140 Mid Ocean Shares through November 2002. On July 3, 1995, White River repaid the remaining $4.9 million principal balance on the Revolver and $5.0 million in principal amount on the Term Note in exchange for certain common equity securities. On August 31, 1995, White River repaid the remaining $45.0 million principal balance on the Term Note with 1,525,424 shares of common stock of Zurich Reinsurance Centre Holdings, Inc.

     On March 11, 1996 Fund American entered into a definitive agreement to purchase for $50.0 million 3,144,827 shares of Common Stock of Travelers-Aetna Property Casualty Corp ("TAPCC"). Fund American's investment will initially represent a .87% interest in TAPCC. Fund American expects the transaction to close near the end of the first quarter of 1996. Upon the closing John J. Byrne, Fund American's Chairman and Chief Executive Officer, will become a director of TAPCC. Fund American intends to fund the investment in TAPCC using proceeds from sales of short-term investments.

White Mountains

     In 1995 the Company capitalized White Mountains with $250.0 million of assets. White Mountains was formed to be the holding company for all of Fund American's insurance operating interests. As of December 31, 1995 White Mountains' principal holdings included: 100% ownership of Valley, Charter and WMIC; a 21.0% interest in FSA; and a 33.1% interest in MSA.

     Under the insurance laws of the various states under which White Mountains' insurance subsidiaries are incorporated or licensed to write business, an insurer is restricted with respect to the amount of dividends it may pay without prior approval by state regulatory authorities. Accordingly, there is no assurance that dividends may be paid by White Mountains' insurance operating subsidiaries in the future.

     FSA. In May 1994 the Company purchased 2,000,000 shares of FSA Common Stock from U S WEST Capital Corp., a wholly-owned subsidiary of U S WEST, Inc. The purchase was part of an initial public offering of 8,082,385 shares of FSA's Common Stock at the initial offering price of $20.00 per share. At that time the Company's Chairman, John J. Byrne, also became Chairman of FSA. FSA conducts operations principally through Financial Security Assurance Inc., a wholly-owned monoline financial guarantee insurance subsidiary with Aaa/AAA claims-paying ratings. FSA is principally engaged in guaranteeing municipal bonds and residential mortgage and other asset-backed securities.

     Following receipt of regulatory approvals, in September 1994 the Company acquired various fixed price options and shares of convertible preferred stock which, in total, give Fund American the right to acquire up to 4,560,607 additional shares of FSA Common Stock for aggregate consideration of $125.7 million. All shares of and rights to FSA Common Stock owned or acquired by the Company as described above are subject to certain restrictions on transfer, voting provisions and other limitations and requirements set forth in a Shareholders' Agreement, a Registration Rights Agreement and a Voting Trust Agreement. In 1995 the Company purchased an additional 460,200 shares of FSA Common Stock on the open market for $8.8 million. As of December 31, 1995 Fund American's economic and voting interests in FSA were 21.0% and 19.0%, respectively. In December 1995 and January 1996 the Company transferred all of its interests in FSA to White Mountains.

     MSA. In December 1994 the Company purchased a 33.2% interest in MSA for $25.0 million in cash. MSA shares in 40% of National Grange Mutual Insurance Company's business through a reinsurance agreement. In December 1995 the Company transferred all of its interest in MSA to White Mountains.

     Valley and Charter. On December 1, 1995 White Mountains acquired Valley and Charter for $41.7 million in cash less $3.0 million of purchase price adjustments. Valley's wholly owned subsidiary, Valley Insurance Company, is an "A" rated, Northwest-based property and casualty company which writes personal and commercial lines through independent agents. In 1995 Valley Insurance Company wrote $73.1 million of gross premiums in Oregon, Washington and California. Charter's wholly owned subsidiary, Charter Indemnity Company, wrote $64.4 million of gross non-standard automobile insurance premiums in Texas during 1995.

     In November 1995 Charter issued two notes totalling $20.2 million with interest rates of 6.5%. The notes are due in 1996 and are collateralized by certain assets of Charter.

     WMIC. WMIC is a New Hampshire licensed commercial property and casualty insurance company which commenced its operations in September 1995 and wrote $250,000 in premiums during the year. WMIC is expected to expand its operations to other states as additional state approvals are obtained.

Folksamerica. On March 11, 1996 Fund American announced that it had reached definitive agreement to purchase for $79.4 million a 50% interest in Folksamerica Holding Company, Inc. ("Folksamerica"), parent company of Folksamerica Reinsurance Company. The proceeds from Fund American's investment will be used by Folksamerica to complete its previously announced acquisition of Christiania General Insurance Corporation of New York ("Christiania") for $88.0 million. Consummation of both transactions is subject to state insurance regulatory and Federal antitrust approvals. Fund American believes that it will receive the requisite approvals to proceed with the Folksamerica transaction, however, there is no assurance that such approvals will be ultimately be obtained.

Folksamerica is a multi-line broker-market reinsurance company which in 1995 had net written premiums of $159.7 million. At December 31, 1995, Folksamerica had $75.5 million of shareholders' equity and total capitalization of $151.0 million. Christiania had net written premiums in 1995 of $123.2 million and shareholders' equity of $128.0 million at December 31, 1995. On a pro forma basis giving effect to the investment by Fund American and the acquisition of Christiania, Folksamerica will have approximately $220.0 million of statutory policyholders' surplus, making it the nation's 16th largest broker-market reinsurer.

Fund American's investment in Folksamerica will include (i) 6,920,000 shares of ten-year 6.5% voting preferred stock having a liquidation preference of $79.4 million and (ii) ten-year warrants to purchase up to 6,920,000 shares of Folksamerica Common Stock for $11.47 per share. Folksamerica's book value per share at December 31, 1995 was $10.91.

Fund American expects to assign the purchase of the Folksamerica investment to White Mountains. White Mountains intends to fund the Folksamerica investment using proceeds from sales of investment securities and an additional $25.0 million capital contribution from the Company.

Upon consummation of the investment, Fund American expects to include Folksamerica's financial results in Fund American's consolidated financial statements. This will have a material effect on Fund American's financial statements. Folksamerica's consolidated financial statements, pro forma for the completion of Fund American's investment and the acquisition of Christiania, include total assets of $1,024.4 million as of December 31, 1995 and total revenues of $324.9 million for the year then ended.

Source One

Source One's investments, mortgage loans held for sale and mortgage loan servicing portfolio provide a liquidity reserve since they may be sold to meet liquidity needs.

In 1995 Source One sold the rights to service $11.0 billion of mortgage loans to third parties for net cash proceeds of $181.1 million. The proceeds were used by Source One to retire debt and to repurchase shares of its common stock from FAE.

In March 1995 Source One consolidated its three then existing credit facilities into a single credit facility in the amount of $500.0 million. The new facility can be increased at Source One's option with bank concurrence up to $1.0 billion. Borrowings under the new facility, which matures in March 1998, are secured primarily by Source One's mortgage loans receivable and mortgage loan servicing portfolio. As of December 31, 1995 no borrowings were outstanding under the new facility. As of December 31, 1994 there was $195.0 million outstanding under the previous three credit facilities.

     Source One's secured credit agreements contain covenants which limit its ability to pay dividends or make distributions on its capital in excess of existing preferred stock dividend requirements. These covenants also require Source One to maintain a certain level of total tangible net worth and a certain ratio of debt to total tangible net worth. Source One is currently in compliance with all such covenants.

     In August 1995 Source One entered into a $60.0 million unsecured revolving credit facility which expires in July 1996.

     Source One also has a revolving credit agreement under which it can borrow up to $10.0 million. As of December 31, 1995 and 1994 there was $4.5 million and $3.8 million outstanding under this agreement, respectively.

     Source One has a $650.0 million domestic and Euro commercial paper program. The weighted average number of days to maturity of commercial paper outstanding at December 31, 1995 was 19 days. As of December 31, 1995 and 1994 Source One had $256.6 million and $26.1 million of commercial paper outstanding, respectively.

     In 1986 Source One issued $125.0 million of 8.25% debentures due November 1, 1996. During 1995 Source One repurchased and retired $50.4 million in principal amount of these debentures.

     In 1989 Source One issued $40.0 million of medium-term notes due in 1996 and having a total weighted average interest rate of 9.65%. In 1991 Source One issued $160.0 million of 8.875% medium-term notes due in 2001. INFLATION During 1995 Source One repurchased and retired in principal amount $10.3 million medium-term notes that were due in 1996 and $21.6 million of medium-term notes that were due in 2001.

     In 1992 Source One issued $100.0 million of 9% debentures due in 2012 under terms of a $250.0 million shelf registration statement. The proceeds from issuance were used for general corporate purposes.

     In March 1994 Source One issued 4,000,000 shares of 8.42% perpetual Cumulative Preferred Stock, Series A ("Source One Preferred Stock"), having a liquidation preference of $25.00 per share, for net cash proceeds of $96.9 million. The Source One Preferred Stock is not redeemable prior to May 1, 1999.

     On December 8, 1995 Source One exchanged and retired 2,239,061 shares of Source One Preferred Stock for $56.0 million in principal amount of 9.375% subordinated interest deferrable debentures (the "Subordinated Debentures"). The Subordinated Debentures are due on December 31, 2025. The Subordinated Debentures are redeemable at the option of Source One, in whole or part, at any time on or after May 1, 1999.

     FAE announced on December 26, 1995 that it had entered into a letter of intent with Mellon Mortgage Company ("Mellon") contemplating the sale of Source One for an aggregate price equal to Source One's adjusted book value as of the closing date plus a premium of $65.0 million, and the assumption of all Source One's existing debt and preferred stock. On March 6, 1996 FAE announced that its discussions with Mellon were proceeding more slowly that had been anticipated and that Mellon had subsequently revised the scope and other terms of the originally announced Source One transaction. FAE is continuing discussions with Mellon and other parties. There can be no assurance that any transaction will be negotiated or consummated.

INFLATION

Inflation can have significant effects on White Mountains' insurance operations. Inflation increases the costs of settling insurance claims over time. Increases in market interest rates, which often occur during periods of high inflation, reduce the market value of the insurance operations' fixed-income investments. Conversely, reductions in market interest rates increase the market value of White Mountains' fixed-income investments.

     Inflation affects Source One most significantly in the area of loan originations. As noted above, interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Historically, Source One's loan originations have increased in response to falling interest rates and have decreased during periods of rising interest rates. However, higher interest rate environments typically enhance the value of Source One's mortgage loan servicing portfolio due to related declines in refinancing activity. Lower interest rates generally result in higher payoffs and, therefore, typically reduce the value of the mortgage loan servicing portfolio.

                                 Fund American
                          CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          December 31,
                                                                                   ------------------------------------------------
Dollars in millions                                                                            1995                       1994
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Common equity securities, at fair value (cost $232.1 and $294.2)                         $    274.5                  $   332.4
Fixed maturity investments, at fair value (cost $109.8 and $102.2)                            110.7                      102.2
Other investments (cost $86.7 and $61.4)                                                       95.9                       55.1
Short-term investments, at amortized cost (which approximated fair value)                     103.6                      119.2
                                                                                   ------------------------------------------------
     Total investments                                                                        584.7                      608.9
Cash                                                                                            2.7                        1.5
Capitalized mortgage servicing, net of accumulated amortization                               397.1                      530.5
Mortgage loans held for sale                                                                  381.0                      210.5
Pool loan purchases                                                                           119.0                      163.9
Mortgage claims receivable and real estate acquired,
  less allowance for mortgage loan losses of $13.5 and $13.4                                   45.4                       49.8
Insurance premiums receivable                                                                  45.3                         --
Investments in unconsolidated affiliates                                                       96.2                       69.7
Goodwill                                                                                       24.6                       28.0
Other assets                                                                                  175.9                      144.5
                                                                                   ------------------------------------------------
     Total assets                                                                        $  1,871.9                  $ 1,807.3
===================================================================================================================================
Liabilities
Short-term debt                                                                          $    445.4                  $   254.1
Long-term debt                                                                                407.3                      547.0
Loss and loss adjustment expense reserves                                                      44.1                         --
Unearned insurance premiums                                                                    35.0                         --
Accounts payable and other liabilities                                                        196.4                      245.1
                                                                                   ------------------------------------------------
     Total liabilities                                                                      1,128.2                    1,046.2
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest -- preferred stock of subsidiary                                             44.0                      100.0
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
Preferred stock -- authorized 10,000,000 shares,
  Series D voting preferred stock, issued 0 and 20,833 shares                                    --                       75.0
Common stock -- authorized 125,000,000 shares,
  issued 32,719,279 and 33,597,147 shares                                                      32.7                       33.6
Common paid-in surplus                                                                        375.5                      338.1
Retained earnings                                                                           1,124.6                    1,098.2
Common stock in treasury, at cost: 25,034,939 and 25,187,210 shares                          (871.0)                    (878.5)
Net unrealized investment gains                                                                37.9                       19.7
Loan for common stock issued                                                                     --                      (25.0)
                                                                                   ------------------------------------------------
     Total shareholders' equity                                                               699.7                      661.1
-----------------------------------------------------------------------------------------------------------------------------------
     Total liabilities, minority interest and shareholders' equity                       $  1,871.9                  $ 1,807.3
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                                 Fund American
                        CONSOLIDATED INCOME STATEMENTS

---------------------------------------------------------------------------------------------------------------------

                                                                                           Year Ended December 31,
                                                                             ----------------------------------------
Millions, except per share amounts                                                  1995          1994           1993
---------------------------------------------------------------------------------------------------------------------
Revenues:
Mortgage servicing revenue                                                       $ 141.9      $  169.3       $  187.1
Amortization of mortgage servicing                                                  81.4          86.9          133.6
                                                                             ----------------------------------------
   Net mortgage servicing revenue                                                   60.5          82.4           53.5
Gain on sales of mortgage servicing                                                 40.0            --             --
Net gain on sales of mortgages                                                      24.0          29.5           34.8
Other mortgage operations revenue                                                   16.4          23.9           29.2
Insurance premiums earned                                                            5.8            --             --
Net investment income                                                               55.4          90.2          133.5
Equity in earnings of unconsolidated affiliates                                      9.4           2.5             --
Other revenue                                                                       10.8            --             --
                                                                             ----------------------------------------
     Total revenues                                                                222.3         228.5          251.0
---------------------------------------------------------------------------------------------------------------------
Expenses:
Compensation and benefits                                                          111.6          69.2           63.5
General expenses                                                                    60.3          77.7           67.5
Interest expense                                                                    45.8          78.8          103.1
Insurance losses and loss adjustment expenses                                        8.2            --             --
                                                                             ----------------------------------------
     Total expenses                                                                225.9         225.7          234.1
---------------------------------------------------------------------------------------------------------------------
Pretax operating earnings (loss)                                                    (3.6)          2.8           16.9
                                                                             ----------------------------------------
Net realized investment gains                                                       38.8          38.8           50.6
Change in net unrealized investment gains and losses                                  --            --           73.4
                                                                             ----------------------------------------
Net investment gains                                                                38.8          38.8          124.0
                                                                             ----------------------------------------
Pretax earnings                                                                     35.2          41.6          140.9
Income tax provision                                                                16.7          20.5           70.5
                                                                             ----------------------------------------
After tax earnings                                                                  18.5          21.1           70.4
Tax benefit from sale of discontinued operations                                    66.0            --             --
Loss on early extinguishment of debt, after tax                                      (.4)           --             --
Cumulative effect of accounting change -
   purchased mortgage servicing, after tax                                            --         (44.3)            --
                                                                             ----------------------------------------
Net income (loss)                                                                   84.1         (23.2)          70.4
Less dividends on preferred stock                                                    3.8           9.9           12.2
                                                                             ----------------------------------------
     Net income (loss) applicable to common stock                                $  80.3      $  (33.1)      $   58.2
-----------------------------------------------------------------------------========================================
Primary earnings per share:
After tax earnings                                                               $  1.71      $   1.20       $   5.68
Tax benefit from sale of discontinued operations                                    7.69            --             --
Loss on early extinguishment of debt, after tax                                     (.04)           --             --
Cumulative effect of accounting change                                                --         (4.71)            --
                                                                             ----------------------------------------
     Net income (loss)                                                           $  9.36      $  (3.51)      $   5.68
-----------------------------------------------------------------------------========================================
Fully diluted earnings per share:
After tax earnings                                                               $  2.02      $   1.20       $   5.68
Tax benefit from sale of discontinued operations                                    7.18            --             --
Loss on early extinguishment of debt, after tax                                     (.04)           --             --
Cumulative effect of accounting change                                                --         (4.71)            --
                                                                             ----------------------------------------
    Net income (loss)                                                            $  9.16      $  (3.51)      $   5.68
=====================================================================================================================

See Notes to Consolidated Financial Statements.

                                 Fund American
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Net
                                                                        Common                              unrealized    Loan for
                                                                     stock and                     Common   investment      common
                                                       Preferred       paid-in      Retained     stock in        gains       stock
Millions                                       Total       stock       surplus      earnings     treasury     (losses)      issued
-----------------------------------------------------------------------------------------------------------------------------------

Balances at January 1, 1993                   $988.3       $157.0     $390.1       $1,375.2      $(886.2)       $(24.0))   $(23.8)


Net income                                      70.4           --         --           70.4           --            --         --
Dividends to preferred stockholders            (12.2)          --         --          (12.2)          --            --         --
Distribution of subsidiary to common
   stockholders                               (146.9)          --         --         (146.9)
Purchases of common stock retired              (41.8)          --       (5.9)         (35.9)          --            --         --
Stock options exercised and
   performance shares awarded                    2.0           --         --             .7          1.3            --         --
Change in net unrealized investment
 gains and losses, after tax                    23.7           --         --             --           --          23.7         --
Cumulative effect of change in
   accounting for investment
   securities, after tax                        22.1           --         --          (52.7)          --          74.8         --
Other                                            (.6)          --         --             --           --            --        (.6)
                                        --------------------------------------------------------------------------------------------

Balances at December 31, 1993                  905.0        157.0      384.2        1,198.6       (884.9)         74.5      (24.4)

Net loss                                       (23.2)          --         --          (23.2)          --            --         --
Dividends to preferred stockholders             (9.4)          --         --           (9.4)          --            --         --
Redemption of preferred stock                  (82.0)       (82.0)        --             --           --            --         --
Purchases of common stock retired              (78.8)          --      (12.5)         (66.3)          --            --         --
Stock warrants exercised                         4.9           --         --           (1.5)         6.4            --         --
Change in net unrealized investment
 gains and losses, after tax                   (54.8)          --         --             --           --         (54.8)        --
Other                                            (.6)          --         --             --           --            --        (.6)
                                        --------------------------------------------------------------------------------------------

Balances at December 31, 1994                  661.1         75.0      371.7        1,098.2       (878.5)         19.7      (25.0)

Net income                                      84.1           --         --           84.1           --            --         --
Dividends to stockholders                       (4.8)          --         --           (4.8)          --            --         --
Redemption of preferred stock                  (75.0)       (75.0)        --             --           --            --         --
Purchases of common stock retired              (65.4)          --       (9.7)         (55.7)          --            --         --
Stock options and warrants exercised            10.3           --         --            2.8          7.5            --         --
Extension of outstanding stock warrants         46.2           --       46.2             --           --            --         --
Change in net unrealized investment
 gains and losses, after tax                    18.2           --         --             --           --          18.2         --
Repayment of loan for common stock
  issued                                        25.0           --         --             --           --            --       25.0
                                        --------------------------------------------------------------------------------------------

Balances at December 31, 1995                 $699.7      $    --     $408.2       $1,124.6      $(871.0)       $ 37.9     $   --
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                                 Fund American
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 -----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Year Ended December 31,
                                                                                   -------------------------------------------------

Millions                                                                                      1995                1994        1993
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                        $    84.1           $   (23.2)  $    70.4
Charges (credits) to reconcile net income (loss) to cash flows from operations:
     Tax benefit from saleof discontinued operations                                         (66.0)                 --          --
     Loss on early extinguishment of debt, after tax                                            .4                  --          --
     Cumulative effect of accounting change - purchased mortgage
        servicing, after tax                                                                   --                 44.3          --
     Equity in earnings of unconsolidated affiliates                                          (9.4)               (2.5)         --
     Compensation expense resulting from warrant extension                                    46.2                  --          --
     Net investment gains                                                                    (38.8)              (38.8)     (124.0)
     (Increase) decrease in mortgage loans held for sale                                    (170.5)            1,088.0      (182.4)
     Gain on sales of mortgage servicing                                                     (40.0)                 --          --
     Depreciation and amortization                                                            86.4                99.2       142.3
     Capitalized excess mortgage servicing income                                             (7.4)              (16.7)      (58.1)
     Change in current income taxes receivable and payable                                    24.4                22.6        21.2
     Deferred income tax (benefit) provision                                                  (9.5)               (1.4)       37.2
     Change in other assets                                                                   (4.9)               24.8       (26.9)
     Change in accounts payable and other liabilities                                         35.9                (7.3)      (26.1)
     Other, net                                                                                7.3                 4.9         9.7
                                                                                   -------------------------------------------------

Net cash (used for) provided from operating activities                                       (61.8)            1,193.9      (136.7)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Net decrease (increase) in short-term investments                                        15.6               133.3       (10.2)
     Sales and maturities common stocks and other investments                                204.5               338.2       360.4
     Sales and maturities of fixed maturity investments                                       62.1                  --          --
     Purchases of common stocks and other investments                                        (63.7)             (137.8)     (241.8)
     Purchases of fixed maturity investments                                                 (48.8)              (48.5)       (3.6)
     Purchase of Valley and Charter                                                          (42.2)                 --          --
     Investments in unconsolidated affiliates                                                (33.0)              (44.0)         --
     Collections on mortgage origination and servicing                                       192.7               232.3       213.3
     Additions to purchased mortgage servicing                                               (82.1)              (90.1)      (72.2
     Originated mortgage servicing                                                           (31.2)                 --          --
     Proceeds from sales of mortgage servicing                                               181.1                70.2          --
     Additions to other mortgage origination and servicing assets                           (150.4)             (242.8)     (255.9)
     Sales (purchases) of fixed assets, net                                                     .4                (3.6)      (11.2)
                                                                                   -------------------------------------------------

Net cash provided from  (used for) investing activities                                      205.0               207.2       (21.2)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Net issuances (repayments) of short-term debt                                            96.5            (1,314.5)       21.5
     Repayments of long-term debt                                                            (93.7)              (23.9)         --
     Proceeds from issuances of long-term debt                                                  --                  --       178.0
     Proceeds from issuances of preferred stock by subsidiary                                   --                96.9          --
     Redemptions of preferred stock                                                          (75.0)              (82.0)         --
     Purchases of common stock retired                                                       (65.5)              (78.8)      (41.8)
     Cash dividends paid to shareholders                                                      (6.4)              (10.8)      (12.7)
     Other                                                                                     2.1                 2.8         2.1
                                                                                   -------------------------------------------------

Net cash (used for) provided from financing activities                                       142.0)           (1,410.3)      147.1)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in  cash during year                                                   1.2                (9.2)      (10.8
Cash balance at beginning of year                                                              1.5                10.7        21.5
                                                                                   -------------------------------------------------

Cash balance at end of year                                                              $     2.7           $     1.5   $    10.7
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                                   Fund American
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Fund American's principal businesses are conducted through White Mountains and Source One. White Mountains is an insurance holding company principally engaged through its affiliates in the businesses of property and casualty insurance and financial guaranty insurance. Source One is one of the largest mortgage banking companies in the United States.

     The financial statements have been prepared in accordance with GAAP. All significant intercompany transactions have been eliminated in consolidation. The financial statements include all adjustments considered necessary by management to fairly present the financial position, results of operations and cash flows of Fund American. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.


Investment securities

As of December 31, 1993 Fund American adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, substantially all of Fund American's portfolio of common equity securities, fixed maturity investments and other investments are classified as securities available for sale and are reported at fair value as of the balance sheet date, with related unrealized gains and losses excluded from earnings and reported as a net amount in a separate component of shareholders' equity. Prior to December 31, 1993 unrealized gains and losses from investments held by Fund American, other than securities held by Source One, were included in net income.

     Other investments may include: non-redeemable preferred and common equity securities having no established public market value and carried at internally appraised fair value; securities which, due to restrictions regarding resale, are carried at a discount to the quoted market value for similar unrestricted securities; investment partnership interests accounted for using the equity method; mortgage loans held for investment; residual interests in real estate mortgage investment conduits ("REMICs") and interest rate principal contracts. Mortgage loans held for investment are stated at the lower of cost or fair value, determined on an individual loan basis at the time the permanent investment decisions were made. REMICs are classified as held to maturity and are carried at amortized cost using a method which approximates the effective yield method of amortization. Interest rate floor contracts are considered held for purposes other than trading and are carried at fair value with unrealized gains and losses reported in other income.

     Short-term investments are carried at amortized cost which approximated fair value as of December 31, 1995 and 1994. Short-term mortgage-backed securities are classified as trading securities and are stated at fair value with unrealized gains and losses, if any, reported in income.

   Related discounts, if any, are accreted to income over the anticipated life of the investment.

   Realized gains and losses resulting from sales of investment securities or from other than temporary impairments of value are accounted for using the specific identification method.

Insurance operations

Premiums are taken into income as earned on a daily pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums applicable to future insurance coverage provided by policies in force. White Mountains' insurance subsidiaries insure property and liability risks in Oregon, California, Washington, Texas and New Hampshire.

   Policy acquisition costs include commissions and other costs which vary with and are primarily related to the acquisition of new and renewal insurance policies. Policy acquisition costs are deferred and amortized over the terms of the applicable policies.

   Losses and loss adjustment expenses are charged against income as incurred. Unpaid losses and loss adjustment expenses are based on estimates by claims adjusters, legal counsel and actuarial staff of the ultimate costs of settling claims, including the effects of inflation and other societal and economic factors. Unpaid loss and loss adjustment expense reserves represent management's best estimate of ultimate losses and loss adjustment expenses net of estimated salvage and subrogation recoveries. Such estimates are regularly reviewed and updated and any adjustments resulting therefrom are reflected in current operations. The process of estimating loss and loss adjustment expenses involves a considerable degree of judgement by management and the ultimate amount of expense to be incurred could be considerably greater than or less than the amounts currently reflected in the financial statements.

   In the normal course of business, White Mountains' insurance subsidiaries seek to reduce the loss that may arise from catastrophes or other events that may cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. White Mountains' insurance subsidiaries remain contingently liable for risks reinsured with third parties to the extent that the reinsurer is unable to honor its obligations under reinsurance contracts at the time of loss.

   Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premiums written. Amounts applicable to reinsurance ceded for unearned premium reserves, and loss and loss adjustment expense reserves, (i.e., prepaid reinsurance premiums and reinsurance recoverable on unpaid losses, respectively) are not material and have been included as a component of other assets. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

Mortgage origination and servicing

Fund American acquired Source One in 1986. The purchase price in excess of the estimated fair value of the net assets acquired was allocated to goodwill and is being amortized over 20 years.

   Mortgage loans held for sale are stated at the lower of aggregate cost or fair value.

   Conventional mortgage loans are placed on a non-accrual basis when delinquent 90 days or more as to interest or principal. Interest on delinquent Federal Housing Administration ("FHA") insured loans is accrued at the insured rate beginning on the sixty-first day of delinquency. Interest on delinquent Veterans Administration ("VA") guaranteed loans is accrued at the loan rate during the period of delinquency.

   Gains and losses from sales of mortgage loans are recognized when the proceeds are received. Loan origination fees, net of certain direct costs, have been deferred and are recognized as income when the related mortgage loans are sold. Discounts from the origination of mortgage loans held for sale are deferred and recognized as adjustments to gains or losses on sales.

   Capitalized mortgage servicing includes certain costs incurred in the origination and acquisition of mortgage servicing rights which are deferred and amortized over the expected life of the loan. The total cost of acquiring mortgage loans, either through origination activities or purchase transactions, is allocated between the mortgage servicing rights and the loans based on their relative fair values. The fair values of mortgage servicing rights are estimated by calculating the present value of the expected future cash flows associated with such rights, incorporating assumptions that market participants would use in their estimates of future servicing income and expense. A current market rate is used to discount estimated future cash flows. Impairment of mortgage servicing rights is measured on a disaggregated basis by stratifying the mortgage servicing rights based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum.

   Capitalized mortgage servicing also includes the present value of future servicing revenue in excess of normal servicing revenue on loans sold with servicing retained. Such "excess servicing" is deferred and amortized using a method that relates the anticipated net servicing revenue to total projected net servicing revenue to be received over the expected life of the loan. Impairment tests for excess servicing are performed on a disaggregated basis. The original discount rate is used to discount excess servicing future cash flows.

   Pool loan purchases, which are carried at cost, represent FHA insured, VA guaranteed and conventional loans which were either delinquent or in the process of foreclosure at the time they were purchased from Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC) mortgage-backed security pools which Source One services or, to a lesser degree, from private investors. Interest is accrued on these purchased loans at a rate based on expected recoveries.

   Mortgage claims receivable represent claims filed primarily with FHA and VA. These receivables are carried at cost less an estimated allowance for amounts which are not fully recoverable from the claims filed with the underlying mortgage insuring agencies.

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

   Source One adopted the provisions of SFAS No. 122, "Accounting for Mortgage Servicing Rights," an amendment to SFAS No. 65, as of January 1, 1995. SFAS No. 122 requires the total cost of acquiring mortgage loans, either through loan origination activities or purchase transactions, to be allocated to the mortgage servicing rights and the loans based on their relative fair values. The statement requires entities to measure impairment on a disaggregated basis by stratifying the mortgage servicing rights based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum. In accordance with SFAS No. 122, prior year financial statements have not been restated.

Earnings per share

For purposes of earnings per share, common stock equivalents include stock options, warrants and non-cash performance shares. The Series D Preferred Stock is not a common stock equivalent.

   Primary earnings per share amounts are based on the weighted average number of common shares and dilutive common stock equivalents outstanding. In the calculation, income is adjusted for preferred stock dividends. The weighted average shares used in the primary computation were 8,581,456; 9,405,093 and 10,247,746 for the years ended December 31, 1995, 1994 and 1993, respectively.

   Fully diluted earnings per share amounts are based on the weighted average number of common shares outstanding, assuming full dilution. Income is adjusted for preferred stock dividends when the preferred shares are anti-dilutive. The weighted average shares used in the fully diluted computation were 9,189,054; 9,408,785 and 10,247,746 for the years ended December 31, 1995, 1994 and 1993, respectively.

Future application of accounting standard

SFAS No. 123, "Accounting for Stock Based Compensation," was issued in October 1995. That standard requires significantly more disclosure regarding all employee stock options and encourages companies to recognize compensation expense for stock-based awards based on the fair value of such awards on the date of grant. Alternatively, companies may continue following existing accounting standards provided that disclosures are made regarding the net income and earnings per share impact as if the value recognition and measurement criteria of SFAS No. 123 had been adopted. The disclosure requirements of the standard are effective for fiscal years beginning after December 15, 1995. Fund American does not expect to adopt the recognition and measurement criteria of SFAS No. 123 and expects to provide the requisite pro forma information and additional disclosures in 1996 as permitted by the new standard.

   Fund American accounts for its stock options outstanding in accordance with Accounting Principles Board Opinion ("APB") No. 25 , "Accounting for Stock Issued to Employees, and accordingly, recognizes compensation and benefits expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

2.  Insurance Operations

Insurance operations acquired and formed in 1995
On December 1, 1995 White Mountains acquired Valley and Charter for $41.7 million in cash less $3.0 million of purchase price adjustments. Valley's wholly owned subsidiary, Valley Insurance Company, is an "A" rated, Northwest-based property and casualty company which writes personal and commercial lines through independent agents. In 1995 Valley Insurance Company wrote $73.1 million of gross premiums in Oregon, Washington and California. Charter's wholly owned subsidiary, Charter Indemnity Company, wrote $64.4 million of gross non-standard automobile insurance premiums in Texas during 1995. The purchase price paid for Valley and Charter was $.9 million less than the aggregate book value and estimated fair value of the net assets of the companies on the date of acquisition. The resulting negative goodwill is being amortized to income on a straight-line basis over five years.

   WMIC, a New Hampshire licensed commercial property and casualty insurance company, commenced its operations in September 1995 and wrote $250,000 in direct premiums during the year. WMIC is expected to expand its operations to other states as additional state approvals are obtained.

Loss and loss adjustment expense reserve activity

The following table summarizes White Mountains' insurance subsidiaries' loss and loss adjustment expense reserve activity for the year ended December 31, 1995:

--------------------------------------------------------------------------------
                                                                   Loss and loss
                                                              adjustment expense
Millions                                                                reserves
--------------------------------------------------------------------------------
Balance as of December 31, 1994                                         $    --
Reserves acquired through the purchase of Valley and Charter               39.9
Estimated losses and loss adjustment expenses incurred                      5.2
Reserve strengthening for periods' losses and loss adjustment expenses      3.0
Losses and loss adjustment expenses paid                                   (4.0)
                                                                        --------
Balance as of December 31, 1995                                           $44.1
================================================================================

Additional insurance operations information

Under the insurance laws of the various states under which White Mountains' insurance subsidiaries are incorporated or licensed to write business, an insurer is restricted with respect to the amount of dividends it may pay without prior approval by state regulatory authorities. Accordingly, there is no assurance that dividends may be paid by White Mountains' insurance operating subsidiaries in the future.

   Total policyholders surplus of White Mountains' insurance operating subsidiaries as of December 31, 1995 was $58.5 million.

3.  Tax Benefit From Sale of Subsidiary


On January 2, 1991 the Company sold Fireman's Fund to Allianz of America, Inc. The $1.3 billion gain from the sale as reported in 1991 included a $75.0 million tax benefit related to the Company's estimated tax loss from the sale. Since 1991 the Company has carried an estimated reserve related to tax matters affecting the amount of the deductible tax loss from the sale and other tax matters.

   The conclusion in 1995 of IRS audits of Fund American's Federal income tax returns for all taxable periods ending on or prior to October 23, 1985 (the date of Fund American's initial public offering of Shares) resolved certain of the tax matters affecting the amount of the Company's deductible tax loss from the sale of Fireman's Fund and the Company has, therefore, re-estimated its tax reserve. As a result of the reserve re-estimation, the Company included in its 1995 income statement an additional $66.0 million income tax benefit from the sale.

   The amount of tax benefit from the sale of Fireman's Fund ultimately realized by the Company may be significantly more or less than the Company's current estimate due to possible changes in or new interpretations of tax rules, possible amendments to Fund American's 1990 or prior years' Federal income tax returns, the results of further IRS audits and other matters affecting the amount of the deductible tax loss from the sale.

4.  Investment Securities
Net investment income consisted of the following:

--------------------------------------------------------------------------------
                                                      Year Ended December 31,
                                                  ------------------------------
Millions                                            1995       1994       1993
--------------------------------------------------------------------------------
Interest income:
     Mortgage loans held for sale               $   35.9   $   66.6   $   88.0
     Short-term investments                          6.6        7.8        6.4
     Other                                           5.7        5.3       24.3
                                                  ------------------------------
Total interest income                               48.2       79.7      118.7
Dividend and royalty trust income                    7.5       11.1       15.2
Less investment expenses and other                   (.3)       (.6)       (.4)
                                                  ------------------------------
Net investment income, before tax               $   55.4   $   90.2   $  133.5
================================================================================

Net realized investment gains and changes in net unrealized investment losses were as follows:


--------------------------------------------------------------------------------
                                                      Year Ended December 31,
                                                  ------------------------------
Millions                                            1995       1994       1993
--------------------------------------------------------------------------------
Gross realized investment gains                 $   46.3   $   67.0   $   63.0
Gross realized investment losses                    (7.5)     (28.2)     (12.4)
                                                  ------------------------------
Net realized investment gains                       38.8       38.8       50.6
Net unrealized investment gains (losses)
  Included in net income                              --         --       73.4

  Recorded directly to shareholders' equity         28.0      (84.3)      69.9
                                                  ------------------------------
 Total net investment gains (losses),
  before tax                                    $   66.8   $  (45.5)  $  193.9
================================================================================

Proceeds from sales of investments, excluding short-term investments, totalled $252.1 million, $340.3 million and $356.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   The components of ending net unrealized investment gains and losses were as follows:

--------------------------------------------------------------
                                                December 31,
                                             -----------------
Millions                                      1995       1994
--------------------------------------------------------------
Unrealized gains                           $  60.6    $  47.3
Unrealized losses                             (2.3)     (17.0)
                                             -----------------
Total net unrealized investment gains,
 before tax                                $  58.3    $  30.3
==============================================================

The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of fixed maturity investments as of December 31, 1995 and 1994 were as follows:


---------------------------------------------------------------------------------------------------------------------
                                                                         December 31, 1995
                                               ----------------------------------------------------------------------
                                                 Cost or               Gross                       Gross
                                               amortized          unrealized                  unrealized     Carrying
Millions                                            cost               gains                      losses        value
---------------------------------------------------------------------------------------------------------------------
U S West, Inc. redeemable preferred stock      $ 48.8                     --                          --       $ 48.8

State and municipal obligations                  33.3                     .1                         (.1)        33.3

U. S. Government and agency obligations          23.5                     .7                          --         24.2

Aggregate of holdings less than $10 million       4.2                     .2                          --          4.4
                                               ----------------------------------------------------------------------
     Total fixed maturity investments          $109.8                    1.0                         (.1)      $110.7
-----------------------------------------------======================================================================

---------------------------------------------------------------------------------------------------------------------
                                                                         December 31, 1995
                                               ----------------------------------------------------------------------
                                                 Cost or               Gross                       Gross
                                               amortized          unrealized                  unrealized     Carrying
Millions                                            cost               gains                      losses        value
---------------------------------------------------------------------------------------------------------------------
White River Corporation term note                $  50.0                  --                          --       $ 50.0

U S West, Inc. redeemable preferred stock           48.6                  --                          --         48.6

Aggregate of holdings less than $10 million          3.6                  --                          --          3.6
                                               ----------------------------------------------------------------------
     Total fixed maturity investments             $102.2                  --                          --       $102.2
=====================================================================================================================

The cost or amortized cost and carrying value of fixed maturity investments at December 31, 1995 and 1994 are shown below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.


--------------------------------------------------------------------------------
                                                December 31,
                             --------------------------------------------------
                                     1995                          1994
                             ---------------------         --------------------
                               Cost or                       Cost or
                             amortized    Carrying         amortized   Carrying
Millions                          cost       value              cost      value
-------------------------------------------------------------------------------
Due in one year or less         $  3.0      $  3.0            $ 50.0     $ 50.0

Due after one year through
 five years                       16.7        17.2                --         --

Due after five years
 through ten years                60.0        60.1              52.2       52.2

Due after ten years               30.1        30.4                --         --
                             ---------------------         --------------------
     Total                      $109.8     $110.7            $102.2     $102.2
===============================================================================

Non-cash exchanges of investment securities totalling $90.4 million and $.3 million during 1995 and 1994, respectively, are not reflected in the Consolidated Statements of Cash Flows.

5.  Mortgage Origination and Servicing

Source One services loans throughout the United States. Source One's portfolio of mortgage loans serviced, including loans subserviced, interim servicing contracts and those under contract to acquire and excluding loans sold but not transferred, totalled $31.8 billion and $39.6 billion as of December 31, 1995 and 1994, respectively. The servicing portfolio included GNMA guaranteed mortgage-backed securities of $10.7 billion and $11.9 billion as of December 31, 1995 and 1994, respectively. The following table summarizes the mortgage loan servicing portfolio:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Weighted average
                                                ----------------------------------------------------------------------------------
                             Outstanding                                                                                 Remaining
                               principal               Loan                                           Net              contractual
                                 balance            balance               Interest              servicing                     life
                              (millions)        (thousands)                   rate               fee rate                 (months)
----------------------------------------------------------------------------------------------------------------------------------
Loan Type:
     Residential:
        Conventional             $16,291               $ 73                   8.37%                  .411%                     229
        FHA                        7,606                 49                   8.67                   .433                      271
        VA                         3,814                 49                   8.43                   .432                      256
     Commercial                       81                709                   7.51                   .155                      171
                             -----------
                                  27,792                 61                   8.46                   .419                      245
Subservicing                       4,039
                             -----------
Total servicing portfolio        $31,831
==================================================================================================================================

The servicing fee rates in the preceding table are shown after deducting applicable guarantee fees. Guarantee fees, when applicable, range from six basis points for governmental loans to approximately 30 basis points for certain conventional loans. Certain loans sold to private investors have no guarantee fees.

   The following tables summarize Source One's mortgage loan servicing portfolio by interest rate range and by location of property:

---------------------------------------------------------------------------------------------------------------------
                                          December 31, 1995                             December 31, 1994
                              ------------------------------------------         ------------------------------------

                                              Aggregate         Weighted                     Aggregate       Weighted
                              Number          principal          average         Number      principal        average
Interest rate                     of            balance         interest             of        balance       interest
range                          loans         (millions)             rate          loans     (millions)           rate
-----------------             ------------------------------------------         ------------------------------------
5.99% and lower                2,674            $   114             5.51%         6,597        $   318           5.37%
6.00% - 6.49%                  8,208                434             6.19         11,887            800           6.21
6.50% - 6.99%                 25,192              2,077             6.69         37,415          3,339           6.71
7.00% - 7.49%                 64,052              4,573             7.16         89,649          7,316           7.16
7.50% - 7.99%                 84,899              6,745             7.63         93,328          7,748           7.61
8.00% - 8.49%                 60,843              4,315             8.10         57,323          4,220           8.09
8.50% - 8.99%                 80,936              4,217             8.60         78,998          4,465           8.60
9.00% - 9.49%                 38,939              2,234             9.08         36,115          2,168           9.08
9.50% - 9.99%                 57,131              3,185             9.60         59,174          3,383           9.60
10% and above                 71,177              3,937            10.55         72,942          4,160          10.52
                              -------------------------                          ---------------------
Total                        494,051            $31,831             8.33%       543,428        $37,917           8.14%
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
                                          December 31, 1995                                December 31, 1994
                              ------------------------------------------         ------------------------------------
                                              Aggregate         Weighted                     Aggregate       Weighted
                              Number          principal          average         Number      principal        average
Interest rate                     of            balance         interest             of        balance       interest
range                          loans         (millions)             rate          loans     (millions)           rate
-----------------             ------------------------------------------         ------------------------------------
California                    73,865            $ 6,668             20.9%        79,621        $ 7,195          19.0%
New York                      45,830              2,803              8.8         35,214          2,611           6.9
Washington                    30,064              2,386              7.5         42,584          3,502           9.2
Texas                         28,841              1,705              5.4         26,411          1,863           4.9
Florida                       28,123              1,502              4.7         29,955          1,842           4.9
Michigan                      30,235              1,308              4.1         33,174          1,865           4.9
Illinois                      18,486              1,291              4.1         20,984          1,580           4.2
New Jersey                    15,201              1,056              3.3         18,075          1,331           3.5
Arizona                       15,751                949              3.0         17,570          1,104           2.9
Massachusetts                 12,822                875              2.7         14,416          1,005           2.6
Other                        194,833             11,288             35.5        225,424         14,019          37.0
                              ------------------------------------------         ------------------------------------
Total                        494,051            $31,831            100.0%       543,428        $37,917         100.0%
=====================================================================================================================

The tables above include $4,039 million and $4,294 million outstanding principal balance of loans subserviced for others as of December 31, 1995 and 1994, respectively. The tables exclude $1,651 million outstanding principal balance of interim servicing as of December 31, 1994.

   Escrow funds of approximately $236.0 million and $277.9 million as of December 31, 1995 and 1994, respectively, relating to mortgages serviced and subserviced, were held in non-interest bearing accounts at non-affiliated banks and are not included in the consolidated financial statements.

   Source One has in force an errors and omissions policy in the amount of $20.0 million. Primary fidelity coverage up to a limit of $35.0 million is provided under a Fund American master policy for which Source One pays a portion of the premium.


6.  Capitalized Servicing

Source One estimates the fair values of its mortgage servicing rights by calculating the present value of the expected future cash flows associated with such rights. In making those estimates, Source One incorporates assumptions that market participants would use in their estimates of future servicing income and expense and discounts those cash flows using current estimated market rates. As of December 31, 1995 such discount rates were 10.5% for conventional loans and 12.0% for insured loans.

   To measure impairment of the mortgage servicing rights, Source One stratifies its mortgage loan servicing portfolio based on the portfolio's predominant risk characteristics which have been determined to be prepayment, default and operational risks. This results in stratification by interest rate, loan type (investor) and original term to maturity. The prepayment assumptions used in the estimation of fair values are based on market prepayment predictions. The fair value of each stratum is computed and compared to its recorded book value to determine if a valuation allowance, or recovery of a previously established valuation allowance, is required.

    The discount rate and prepayment assumptions are significant factors used in estimating the fair value of Source One's mortgage servicing rights and could be significantly impacted by changes in interest rates. Accordingly, it is likely that management's estimate of the fair value of the capitalized servicing asset will change from time to time due to changes in interest rates.

    The following table summarizes the fair value of mortgage servicing rights and certain characteristics of Source One's servicing portfolio related to such mortgage servicing rights as of December 31, 1995:

----------------------------------------------------------------------------------------------------
                             Fair value
                            of mortgage         Principal           Weighted     Weighted   Weighted
                              servicing           balance            average      average    average
                                 rights      serviced (a)           interest     maturity    service
Loan type                    (millions)        (millions)               rate     (months)        fee
----------------------------------------------------------------------------------------------------
Insured                          $172.0           $ 8,872              8.77%          259        44%
Conventional                      193.4            13,354              8.45           231       .34
Adjustable Rate                    21.6             1,297              8.06           309       .43
                            -----------------------------
Total                            $387.0           $23,523              8.55%          246       .38%
====================================================================================================


(a) Excludes $4,039 million of related to originations not subservicing and $4,269 million capitalized prior to the of mortgage servicing rights adoption of SFAS No. 122.

The adoption of SFAS No. 122 as it relates to the capitalization of originated mortgage servicing rights resulted in the recognition of an additional pretax gain on sales of mortgages of $27.2 million for the year ended December 31, 1995. The impairment provisions of SFAS No. 122 resulted in a pretax charge of $28.0 million for the year.

   In 1994 Source One adopted an accounting methodology that measured impairment of the purchased mortgage servicing rights asset on a disaggregated basis by discounting estimated future cash flows using a current market rate. Prior to 1994 Source One measured impairment of the purchased mortgage servicing rights asset on a disaggregated basis including a cost of capital charge for estimating future cash flows. The adoption of the new accounting methodology, recorded as a cumulative adjustment as of January 1, 1994, resulted in a $68.1 million pretax, $44.3 million after tax, charge to income for 1994.

   Source One estimates the fair value of its capitalized excess servicing asset by discounting the anticipated future cash flows over the estimated life of the related loans. Source One uses interest only ("I/O") strip interest rates as quoted by market participants to determine the appropriate discount rates and prepayment speed assumption rates that are based on interest rates, loan types and original term to maturity. The discount rate used to capitalize excess servicing for 1995 was 12.0%; ranged from 8.0% to 10.0% for the year ended December 31, 1994; and was 8.0% for the year ended December 31, 1993. For the years ended December 31, 1995, 1994 and 1993, the weighted average discount rates inherent in the carrying amount of the capitalized excess servicing asset were 10.03%, 9.12% and 9.03%, respectively.

   The following table summarizes changes in Source One's capitalized servicing asset:

------------------------------------------------------------------------------------------------------------------
                                                                                            Deferred
                                                                                             gain on         Total
                                         Purchased   Originated       Excess   Valuation     sale of   capitalized
Millions                                 servicing    servicing    servicing   allowance   servicing     servicing
------------------------------------------------------------------------------------------------------------------
Balances at
   January 1, 1993                         $ 551.3       $   --       $ 73.4    $     --     $    --       $ 624.7
Additions                                    117.5           --         58.1          --          --         175.6
Scheduled amortization                       (90.1)          --        (11.5)         --          --        (101.6)
Impairment and
 unscheduled amortization                     (8.5)          --        (23.5)         --          --         (32.0)
------------------------------------------------------------------------------------------------------------------
Balances at
   December 31, 1993                         570.2           --         96.5          --          --         666.7
Cumulative effect of
   accounting change                         (68.1)          --           --          --          --         (68.1)
Additions                                     69.7           --         16.7          --       (19.9)         66.5
Scheduled amortization                       (61.7)          --        (12.1)         --         2.7         (71.1)
Impairment and
 unscheduled amortization                    (12.8)          --          (.4)         --          --         (13.2)
Sales                                        (21.7)          --        (28.6)         --          --         (50.3)
------------------------------------------------------------------------------------------------------------------
Balances at
   December 31, 1994                         475.6           --         72.1          --       (17.2)        530.5
Additions                                     64.2         31.2          7.4          --          --         102.8
Scheduled amortization                       (43.9)        (1.4)        (7.5)         --         4.2         (48.6)
Impairment and unscheduled
   amortization                                 --           --          (.5)      (28.0)         --         (28.5)
Sales                                       (132.4)          --        (26.7)         --          --        (159.1)
------------------------------------------------------------------------------------------------------------------
Balances at
   December 31, 1995                       $ 363.5        $29.8       $ 44.8      $(28.0)     $(13.0)      $ 397.1
==================================================================================================================

During 1995 Source One sold the rights to service $10,973 million of mortgage loans for net proceeds of $199.1 million, resulting in a pretax gain of $40.0 million. During 1994 Source One sold the rights to service $3,868 million of mortgage loans for net proceeds of $70.2 million and continues to service these loans pursuant to a subservicing agreement. A gain of $19.9 million was deferred in 1994 and is being recognized in income over the five-year life of the subservicing agreement.


7.  Mortgage Loans Held For Sale and Pool Loan Purchases

The following tables summarize Source One's mortgage loans held for sale and pool loan purchases:


-------------------------------------------------------------------------
                                                       December 31,
                                               --------------------------
Millions                                           1995            1994
-------------------------------------------------------------------------
Adjustable rate mortgage
 loans, weighted average
  interest rates of 6.55%
   and 7.66%                                   $   17.6          $  46.4

Fixed rate 5 year through
 20 year mortgage loans,
  weighted average
   interest rates of 7.47%
   and 8.81%                                       59.5             34.0

Fixed rate 30 year
 mortgage loans, weighted
 average
  interest rates of 7.89%
   and 9.27%                                      303.0            131.3
                                               --------------------------
Total principal amount                            380.1            211.7
Net premiums (discounts)                             .9             (1.2)
                                               --------------------------
Total mortgage loans held
 for sale                                      $  381.0          $ 210.5
=========================================================================


----------------------------------------------------------------------------
                                     Principal balance
                                         (millions)          Number of loans
                                    -------------------      ---------------
December 31,                          1995        1994         1995    1994
----------------------------------------------------------------------------
Loan type:  FHA                     $ 77.6       $102.8        1,433   1,850

            VA                        32.5         41.9          545     719

            Conventional               8.9         19.2          106     224
                                    ----------------------------------------
Total pool loan purchases           $119.0       $163.9        2,084   2,793
============================================================================

8.  Debt

Short-term debt
Short-term debt outstanding consisted of the following:

-------------------------------------------------------------------------------
                                                              December 31,
                                                      -------------------------
Millions                                                  1995          1994
-------------------------------------------------------------------------------
Parent Company:
 Loan guarantee                                         $   --       $  30.0
                                                     --------------------------
Charter:
 Notes payable and obligations under capital leases       20.8            --

                                                     --------------------------

Source One:
  Commercial paper                                       256.6          26.1

  Credit agreement borrowings                             64.5         198.8


  Debentures due in 1996                                  74.6            --

  Medium term notes due in 1996                           29.7            --


  Less net discounts                                       (.8)          (.8)
                                                     --------------------------
     Total Source One                                    424.6         224.1
                                                     --------------------------
Total short-term debt                                    445.4         254.1
===============================================================================

The weighted average interest rates of short-term debt outstanding during 1995 and 1994 were as follows:

--------------------------------------------------------------------------------
                                                  Year Ended December 31,
                                                  -----------------------
                                                   1995             1994
--------------------------------------------------------------------------------
Parent Company:
  Revolving credit facility                        6.57%            5.11%

  Loan guarantee                                   5.36%            5.36%

Charter:

  Notes payable                                    6.50%               --

Source One:

  Commercial paper                                 6.04%            3.92%

  Credit agreements and bid loans                  6.91%            5.03%
================================================================================

In June 1994 the Company entered into a revolving credit agreement with a syndicate of banks. Under the agreement, through August 9, 1996 the Company and certain of its subsidiaries may borrow up to $75.0 million at short-term market interest rates. The credit agreement contains certain customary covenants, including a $475.0 million minimum tangible net worth requirement and a minimum financial asset coverage requirement. At December 31, 1995 and 1994 the Company had no borrowings outstanding under the agreement.

   In August 1993 the Company sold a $30.0 million principal amount secured loan receivable from the Company's Chairman to a third party. The Company had guaranteed repayment of the loan and, therefore, in accordance with GAAP, had reflected the guarantee of the loan as indebtedness on the balance sheet. The loan matured and was repaid on October 23, 1995.

   In November 1995 Charter issued two notes totalling $20.2 million. The notes are due in 1996 and are collateralized by certain assets of Charter.

   Source One has a $650.0 million domestic and Euro commercial paper program. The weighted average number of days to maturity of commercial paper outstanding at December 31, 1995 was 19 days.

   In March 1995 Source One consolidated its three then existing credit facilities into a single credit facility in the amount of $500.0 million. The new facility can be increased at Source One's option with bank concurrence up to $1.0 billion. Borrowings under the new facility, which matures in March 1998, are secured primarily by Source One's mortgage loans receivable and mortgage loan servicing portfolio. As of December 31, 1995 no borrowings were outstanding under the new facility. As of December 31, 1994 there was $195.0 million outstanding under the previous three credit facilities.

   Source One's secured credit agreements contain covenants which limit its ability to pay dividends or make distributions on its capital in excess of existing preferred stock dividend requirements. These covenants also require Source One to maintain a certain level of total tangible net worth and a certain ratio of debt to total tangible net worth. Source One is currently in compliance with all such covenants.

   In August 1995 Source One entered into a $60.0 million unsecured revolving credit facility which expires in July 1996.

   Under the credit agreements described above, Source One receives interest expense credits as a result of holding escrow and custodial funds in trust accounts at non-affiliated banks.

   Source One also has a revolving credit agreement under which it can borrow up to $10.0 million. As of December 31, 1995 and 1994 there was $4.5 million and $3.8 million outstanding under this agreement, respectively.



Long-Term Debt

Long-term debt outstanding consisted of the following:

--------------------------------------------------------------------------------
                                                                 December 31,
                                                             ------------------
Millions                                                       1995       1994
--------------------------------------------------------------------------------
Parent Company:
  Medium-term notes                                           $116.2     $125.0
  Less net discounts                                             (.9)      (1.2)
                                                             ------------------
       Total Parent Company                                    115.3      123.8
                                                             ------------------
Source One:
  Debentures, 8.25% due in 1996                                   --      125.0
  Medium-term notes, 9.65% due in 1996                            --       40.0
  Medium-term notes, 8.875% due in 2001                        138.4      160.0
  Debentures, 9% due in 2012                                   100.0      100.0
  Subordinate debentures, 9.375% due 2025                       56.0         --
  Less net discounts                                            (2.4)      (1.8)
                                                             -------------------
       Total Source One                                        292.0      423.2
                                                             ------------------
Total long-term debt                                          $407.3     $547.0
================================================================================

During 1993 the Company issued $150.0 million in principal amount of medium-term notes for net cash proceeds of $148.0 million after related costs. Proceeds from the issuance of the notes were used to repay an existing revolving credit facility and for general corporate purposes. During 1995 and 1994 the Company repurchased $8.8 million and $25.0 million, respectively, in principal amount of the notes due February 2003. At December 31, 1995 the remaining outstanding notes had an average maturity of 7.41 years and an average yield to maturity of 7.82%.

   In 1986 Source One issued $125.0 million of 8.25% debentures due November 1, 1996. During 1995 Source One repurchased and retired $50.4 million in principal amount of these debentures.

   In 1989 Source One issued $40.0 million of medium-term notes due in 1996 and having a total weighted average interest rate of 9.65%. In 1991 Source One issued $160.0 million of 8.875% medium-term notes due in 2001. During 1995 Source One repurchased and retired in principal amount $10.3 million of medium-term notes that were due in 1996 and $21.6 million of medium-term notes that were due in 2001.

   In 1992 Source One issued $100.0 million of 9% debentures due in 2012 under terms of a $250.0 million shelf registration statement. The proceeds from issuance were used for general corporate purposes.

   On December 8, 1995 Source One exchanged and retired 2,239,061 shares of Source One Preferred Stock for $56.0 million in principal amount of 9.375% Subordinated Debentures. The Subordinated Debentures are due on December 31, 2025. The Subordinated Debentures are redeemable at the option of Source One, in whole or part, at any time on or after May 1, 1999. The non-cash portion of the exchange of Subordinated Debentures for Source One Preferred Stock is not reflected in the Consolidated Statements of Cash Flows.

   Total interest paid by Fund American for both short-term and long-term debt was $47.9 million, $80.1 million and $98.1 million in 1995, 1994 and 1993, respectively.

9.  Income Taxes

The Company and its qualifying subsidiaries file a consolidated Federal income tax return. The Federal income tax provision is computed on the consolidated taxable income of the Company and those subsidiaries.

       The total income tax provision (benefit) consisted of the following:

--------------------------------------------------------------------------------
                                                      Year Ended December 31,
                                                  ------------------------------
Millions                                             1995       1994      1993
--------------------------------------------------------------------------------
Tax on pretax earnings:
  Federal                                          $ 16.6     $ 20.2    $ 67.8
  State and local                                      .1         .3       2.7
                                                  ------------------------------
Income tax provision on pretax earnings              16.7       20.5      70.5
Tax benefit from sale of discontinued operations    (66.0)        --        --
Tax benefit from loss on early extinguishment
 of debt                                              (.2)        --        --
Tax on cumulative effect of accounting change -
  purchased mortgage servicing                         --      (23.8)       --
                                                  ------------------------------
Total income tax provision (benefit)               $(49.5)    $ (3.3)   $ 70.5
--------------------------------------------------==============================

Net income tax payments (recoveries)               $  2.6     $  (.7)   $ 12.0
--------------------------------------------------==============================
Tax provision (benefit) recorded directly to
  shareholders' equity related to:

  Exercises of employee stock options
    and warrants                                  $    .2     $ (2.0)   $ (4.7)

  Changes in net unrealized
   investment gains and losses                    $   9.8     $(29.5)   $ 24.1
================================================================================

The components of the income tax provision on pretax earnings follow:

--------------------------------------------------------------------------------
                                                      Year Ended December 31,
                                                  ------------------------------
Millions                                             1995       1994      1993
--------------------------------------------------------------------------------
Current provision                                 $  26.4     $ 21.9    $ 33.3
Deferred provision (benefit)                         (9.7)      (1.4)     37.2

  Total income tax provision on pretax earnings   $  16.7     $ 20.5    $ 70.5
================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax return purposes. Significant components of Fund American's net deferred Federal income tax asset follow:

--------------------------------------------------------------------------------
                                                                 December 31,
                                                         -----------------------
Millions                                                     1995         1994
--------------------------------------------------------------------------------
Deferred tax assets related to:
 Capitalized mortgage servicing                             $ 13.7       $ 18.7
 Employee compensation and benefit accruals                   30.3         12.2
 Allowance for mortgage loan losses                            4.8          4.7
 Other items                                                  12.5          6.1
                                                         -----------------------
    Total deferred tax assets                                 61.3         41.7
--------------------------------------------------------------------------------
Deferred tax liabilities related to:
 Purchase accounting adjustments                              10.2         11.2
 Net unrealized investment gains                              13.4          2.5
 Equity in earnings of affiliates                              4.0           .8
 Other items                                                   8.9          5.8
                                                         -----------------------
   Total deferred tax liabilities                             36.5         20.3
--------------------------------------------------------------------------------
Net deferred Federal income tax asset                       $ 24.8       $ 21.4
================================================================================

A reconciliation of taxes calculated using the 35% Federal statutory rate to the income tax provision on pretax earnings follows:

--------------------------------------------------------------------------------
                                                       Year Ended December 31,
                                                   -----------------------------
Millions                                              1995      1994      1993
--------------------------------------------------------------------------------
Tax provision at Federal statutory rate             $ 12.3    $ 14.6    $ 49.3
Differences in taxes resulting from:
  Minority interest dividends                          2.7       2.3        --
  Purchase accounting adjustments                       .7        .7        .8
  State and local income taxes                          --        .2       1.8
  White River Distribution                              --        --      17.7
  Dividends received deduction                        (1.9)     (2.2)     (2.7)
  Tax reserve adjustments                              2.3       4.6       2.4
  Other                                                 .6        .3       1.2
                                                   -----------------------------
Total income tax provision on pretax earnings       $ 16.7    $ 20.5    $ 70.5
================================================================================

In December 1993 the Company distributed to its shareholders approximately 74% of the outstanding shares of Common Stock of White River. The $17.7 million income tax provision resulting from the distribution includes $13.0 million of current tax related to taxable capital gains triggered by the distribution which were not recognized for financial reporting purposes pursuant to GAAP. The provision also includes a $4.7 million tax reserve established on White River's books of record as of December 22, 1993, the date of the distribution. Such reserve offsets White River's deferred tax asset calculated on a stand-alone basis as of that date.

       Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "IRC"), impose limitations on the use of certain tax benefits by a corporation that undergoes a more than 50% ownership change. The tax benefits which may be limited include loss carryforwards and built-in losses and deductions existing on the date of ownership change. The annual limitation for the utilization of such benefits during a five-year post-change period is generally calculated by multiplying the value of the corporation (as defined by the IRC) at the time of the ownership change by an interest rate (a long-term tax-exempt bond rate defined by the IRC). While regulatory guidance on the subject is not complete, the Company believes that it had an ownership change during 1992 so as to make the Section 382 and 383 limitations applicable to Fund American. Fund American believes that the imposition of such limitations will not have a material adverse effect on its financial position or results of operations.

10.  Retirement and Post-Retirement Plans

In 1993 the Company established the Fund American Deferred Benefit Plan (the "Deferred Benefit Plan"), a nonqualified defined contribution plan for a select group of management employees for the purpose of providing retirement and postretirement benefits. The amount of annual contributions to the Deferred Benefit Plan are determined using actuarial assumptions; however, participants in the Deferred Benefit Plan may choose between various investment options for their plan balances. At December 31, 1995 the Company's liability to participants pursuant to the Deferred Benefit Plan was $1.9 million.

       In 1993 the Company also established the Fund American Voluntary Deferred Compensation Plan (the "Deferred Compensation Plan"), a nonqualified plan for a select group of management employees for the purpose of deferring current compensation. Pursuant to the Deferred Compensation Plan, participants may defer all or a portion of qualifying remuneration payable by Fund American. Participants in the Deferred Compensation Plan may choose between various investment options for their plan balances. At December 31, 1995 the Company's liability to participants pursuant to the Deferred Compensation Plan was $16.5 million.

        Source One established its defined benefit pension plan as of July 1, 1986 for the benefit of its employees. Benefits under the Source One plan are based on years of service and each employee's highest average eligible compensation over five consecutive years in his or her last ten years of employment. Funding of retirement costs complies with the minimum funding requirements specified by the Employee Retirement Income Security Act. Cash contributions made by Source One to the plan for the years ended December 31, 1995, 1994 and 1993 totalled $1.7 million, $1.1 million and $1.9 million, respectively.

         Source One also has a supplemental pension plan which is a nonqualified, unfunded benefit plan designed to provide supplementary retirement benefits for employees whose pensionable compensation exceeds statutory limits.

       The following table sets forth the pension cost and actuarial assumptions used in determining the funded status of Source One's qualified defined benefit pension plan:

--------------------------------------------------------------------------------
                                                     Year Ended December 31,
                                                --------------------------------
Dollars in millions                                 1995       1994      1993
--------------------------------------------------------------------------------
Pension cost for period:
Service cost for period                            $ 1.4      $ 1.6      $ 1.4
Interest cost on projected benefit obligation        1.4        1.3        1.2
Actual return on plan assets                        (3.8)       1.0       (1.3)
Net amortization and deferral                        2.6       (1.5)        .9
                                                --------------------------------
Total pension cost                                 $ 1.6      $ 2.4      $ 2.2
------------------------------------------------================================
Funded status at end of period:
Actuarial present value of benefit obligation:
 Accumulated benefit obligation, including
  vested benefits of $15.1, $11.0 and $11.3        $17.2      $12.6      $13.0
 Effect of projected future salary increases         6.8        5.1        5.3
                                                --------------------------------
Total projected benefit obligation                  24.0       17.7       18.3
Plan assets at fair value                           18.1       13.1       13.3
                                                --------------------------------
Projected benefit obligation in excess of
 plan assets                                         5.9        4.6        5.0
Aggregate of items not yet charged
 to earnings                                        (4.2)      (2.7)      (4.4)
                                                --------------------------------
Pension cost accrued at end of period              $ 1.7      $ 1.9      $  .6
-----------------------------------------------=================================
Actuarial assumptions:
Discount rate                                        7.0%       8.0%       7.0%
Rate of increase in future compensation levels       6.0%       6.0%       6.0%
Expected long-term rate of return on plan assets     8.0%       8.0%       8.0%
================================================================================

Total accrued postretirement benefit costs included in accounts payable and other liabilities for Source One employees was $3.3 million and $3.2 million at December 31, 1995 and 1994, respectively.

        Through December 1, 1995 substantially all the employees of Valley and Charter were covered under a defined benefit pension plan sponsored for the former parent of Valley and Charter. Coverage for employees under that plan was terminated as of December 31, 1995. Valley established a new defined contribution plan for the benefit of substantially all Valley and Charter employees as of January 1, 1996. The new plan provides Valley and Charter employees with full credit for prior service.

11. Employee Stock Plans

At the Company's 1995 Annual Meeting shareholders approved certain amendments to the Fund American Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for granting to executive officers and other key employees of the Company (and certain of its subsidiaries) various types of stock-based incentive awards including stock options and performance shares. At December 31, 1995, 500,000 Shares remained available for grants under the Incentive Plan.

    Stock options are rights to purchase a specified number of Shares at or above the fair market value of Shares at the time an option is granted. Stock options generally vest over a four-year period and expire no later than ten years after the date on which they are granted.

    Performance shares are conditional grants of a specified maximum number of Shares or an equivalent amount of cash. The grants are generally payable, subject to the attainment of a specified return on equity, at the end of three- to five-year periods or as otherwise determined by the Human Resources Committee (the "Committee") of the Company's Board of Directors (the "Board"). The Committee consists solely of non-management directors.

     The following table details the transactions applicable to non-qualified stock options to acquire Shares:

--------------------------------------------------------------------------------
                                                    Number        Exercise price
--------------------------------------------------------------------------------
Balance at January 1, 1993                          114,125        $25.75-$56.41
 Exercised during 1993                              107,000        $25.75-$59.87
                                                --------------------------------
Balance at December 31, 1993 and 1994                 7,125        $24.82-$32.60
 Exercised during 1995                                4,125               $24.82
                                                --------------------------------
Balance at December 31, 1995                          3,000        $27.13-$32.60
================================================================================

All Fund American stock options outstanding at December 31, 1995 were fully vested and exercisable.

    Pursuant to the Incentive Plan 57,428 and 56,000 performance shares were granted in 1995 and 1993, respectively. No performance shares were granted in 1994. During 1993, 75,375 performance shares were cancelled and 205,375 performance shares were paid, of which 27,672 were paid in the form of Shares and the remainder in cash. No performance shares were cancelled or paid during 1994 and 1995. At December 31, 1995, 181,678 performance shares were outstanding. Of the performance shares outstanding at December 31, 1995, 68,250 are valued as being equivalent to one Fund American Share plus one-half share of Common Stock of White River. The remaining 113,428 performance shares outstanding at December 31, 1995 are valued as being equivalent to one Fund American Share. The financial goal for full payment of the performance shares is the achievement of a 13% to 15% annual return on equity measured over the applicable performance periods.

    In 1985 the Company's Chairman purchased warrants from American Express Company ("American Express") entitling him to buy 1,700,000 Shares for $25.75 per Share. Warrants to purchase 420,000 Shares, 130,000 Shares and 150,000 Shares were exercised by the Chairman during 1992, 1994 and 1995, respectively, leaving warrants to purchase 1,000,000 Shares outstanding at December 31, 1995. Pursuant to a proposal approved by shareholders at the Company's 1995 Annual Meeting, the expiration date with respect to the warrants outstanding at December 31, 1995 was extended from January 2, 1996 to January 2, 2002. In accordance with APB No. 25, the warrant extension resulted in a $46.2 million pretax charge to compensation expense which was recorded in the second quarter of 1995.

    Pursuant to certain anti-dilution adjustments related to the distribution of White River Shares to the Company's shareholders, the Chairman received in 1993 warrants entitling him to purchase 640,000 White River Shares for $8.18 per share, and the exercise price for the Chairman's warrants to purchase Shares was reduced to $21.66 per Share. The Chairman exercised all the White River warrants on November 19, 1993.

        Source One has various long-term incentive plans which provide for the granting, to key senior management employees of Source One, stock-based and cash incentive awards. Awards made pursuant to the plans are payable upon the achievement of specified financial goals over multi-year periods.

        Source One also has a qualified employee stock plan. Contributions to this plan are determined at the discretion of Source One's Board of Directors.

12.  Minority Interest -Preferred Stock of Subsidiary


In March 1994 Source One issued 4,000,000 shares of 8.42% Source One Preferred Stock, having a liquidation preference of $25.00 per share, for net cash proceeds of $96.9 million. On December 8, 1995 Source One exchanged and retired 2,239,061 shares of Source One Preferred Stock for $56.0 million in principal amount of Subordinated Debentures. The Source One Preferred Stock is not redeemable prior to May 1, 1999. In consolidation, dividends on the Source One Preferred Stock are included as a component of interest expense.

13.  Shareholders' Equity

Series D and E Preferred Stock

Through July 31, 1994 the Series D Preferred Stock had an annual dividend rate of 7.75% and was initially redeemable for cash or, at the Company's option, for Shares (based on the then current market value of Shares) on July 31, 1994. On August 1, 1994, the Company redeemed 22,778 shares of the Series D Preferred Stock for $82.0 million, an amount equal to the stock's liquidation preference. In accordance with the terms of the Series D Preferred Stock, the annual dividend rate for the remaining 20,833 shares of the Series D Preferred Stock outstanding was increased to 8.75% and the stock's term was extended to July 31, 1995. On July 31, 1995 the Company redeemed all 20,833 remaining shares of the Series D Preferred Stock for $75.0 million of cash, an amount equal to the stock's liquidation preference.


Common Share Repurchases

During 1995, 1994 and 1993 the Company repurchased 877,868 Shares, 1,128,057 Shares and 536,247 Shares, respectively, for $65.5 million, $78.8 million and $41.8 million, respectively. All such repurchased Shares have been retired. At December 31, 1995 the Company had outstanding authorization to purchase an additional 372,132 Shares.


Loan for Common Stock Issued

On December 30, 1992, pursuant to a request from the Board, the Company's Chairman agreed to an early exercise of stock options and warrants to purchase 1,000,000 Shares. The Board's request reflected concerns regarding proposed tax legislation which could have limited or eliminated the Company's tax benefits from certain employee stock options and warrants exercised in 1993 and thereafter. To encourage exercise of the stock options and warrants, the Company provided a $30.0 million 4% secured loan to the Chairman. The loan was reported on the December 31, 1994 balance sheet in other assets, ($4.3million), and shareholders' equity ($25.0 million). The non-recourse loan was fully repaid on its maturity date, October 23, 1995.

     As approved by shareholders at the 1995 Annual Meeting, the Company entered into a five-year employment contract (the "Agreement") with the Company's Chairman, John J. Byrne. The Agreement provided the Chairman with the right to receive from the Company a guarantee of a loan obtained from a third party, in an amount up to $15.0 million, upon the maturity of his existing loan with the Company. In accordance with the Agreement, in October 1995 the Company guaranteed a $15.0 million loan from a third party to the Chairman. The new loan is recourse to the Chairman's net worth and has a term ending December 31, 1999, a market interest rate and otherwise standard commercial terms. The Company was not required to provide collateral protection for its guarantee of the loan and, accordingly, the loan guarantee is not recorded on the balance sheet.

Common stock dividends

     During 1993 and 1994 the Company did not pay regular cash dividends to holders of Shares. In the fourth quarter 1995 the Board reinstated regular periodic dividends on Shares of $.20 per quarter. The Board currently intends to reconsider from time to time the declaration of regular periodic dividends on Shares with due consideration given to the financial characteristics of Fund American's remaining invested assets and operations and the amount and regularity of its cash flows at the time.

14.  Shareholders' Rights Plan

The Board adopted in 1987, and in 1988 and 1993 amended, a Shareholders' Rights Plan under which rights to purchase preferred stock were distributed to shareholders at the rate of one right for each Share (the "Rights"). Each Right entitles the holder to purchase one one-thousandth of a share of the Company's Series A Cumulative Participating Preferred Stock ("Series A Preferred").

     The Rights enable the holders to acquire additional equity in either the Company or an "Acquiring Person," and are exercisable if an unrelated person or group (other than American Express or a wholly-owned subsidiary thereof, any subsidiary of the Company, any employee benefit plan of the Company or its subsidiaries or certain affiliates of the Company and certain persons who inadvertently and temporarily cross the 25% threshold) acquires beneficial ownership of 25% or more of the outstanding Shares (such a 25% or more beneficial owner is deemed an "Acquiring Person"). Thereafter, the Rights would trade separately from Shares and separate certificates representing the Rights would be issued. The terms of the Series A Preferred are such that each one one-thousandth of a share would be entitled to participate in dividends and to vote on an equivalent basis with one whole Share, along with other preferential dividend rights and preferential distribution rights in liquidation.

     Upon the existence of an Acquiring Person, the Rights would entitle each holder of a Right to purchase, at the exercise price, that number of one one-thousandth of a share of Series A Preferred equivalent to the number of Shares which, at the time of the transaction, would have a market value of twice the exercise price. If certain acquisitions of the Company occur, a similar right to purchase securities of the Company or the entity acquiring the Company at a discount would arise.

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

15.  Industry Segments

Revenues, pretax earnings and ending identifiable assets for Fund American's industry segments are shown below:

------------------------------------------------------------------------------------------------
                                                           Year Ended December 31,
                                         -------------------------------------------------------
Millions                                  1995                      1994                  1993
------------------------------------------------------------------------------------------------
Revenues:
Mortgage operations                      $  178.6                 $  207.2              $  234.5
Insurance operations                          8.6                       --                    --
Other                                        35.1                     21.3                  16.5
                                         -------------------------------------------------------
Total                                    $  222.3                 $  228.5              $  251.0
-----------------------------------------=======================================================
Pretax earnings:
Mortgage operations                      $   43.3                 $    5.3              $   62.2
Insurance operations                         (4.8)                      --                    --
Other                                        (3.3)                    36.3                  78.7
Total                                    $   35.2                 $   41.6              $  140.9
-----------------------------------------=======================================================
Ending assets:
Mortgage operations                      $1,135.0                 $1,210.0              $2,647.2
Insurance operations                        363.1                       --                    --
Other                                       373.8                    597.3                 657.8
                                         -------------------------------------------------------
Total                                    $1,871.9                 $1,807.3              $3,305.0
================================================================================================

16.  Investments in Unconsolidated Affiliates

Investment in FSA

Fund American owned 2,460,200 and 2,000,000 shares of FSA Common Stock at December 31, 1995 and 1994, respectively. This represented approximately 7.8% and 7.7%, respectively, of the total FSA shares outstanding at those times. Fund American had voting rights to an additional 3,893,940 FSA shares at December 31, 1995 and 1994, raising Fund American's voting control of FSA to approximately 19.0% and 21.0%, respectively. At December 31, 1995 and 1994 Fund American also owned various fixed price options and shares of convertible preferred stock which, in total, give Fund American the right to acquire up to 4,560,607 additional shares of FSA Common Stock for aggregate consideration of $125.7 million. As of December 31, 1995 and 1994, Fund American's economic interest in FSA was 21.0% and 23.4.%, respectively.

     Fund American's investment in FSA is accounted for using the equity method. The following table summarizes financial information for FSA:

----------------------------------------------------------------------------------------------------------------
Millions                                                              1995                              1994
----------------------------------------------------------------------------------------------------------------
Balance sheet data:
Total investments                                                    $1,110.7                          $   747.2
Total assets                                                          1,490.3                            1,074.3
Unearned premium reserve, net                                           330.3                              212.9
Loss and loss adjustment expense reserve, net                            50.2                               35.6
Preferred shareholder's equity                                            0.7                                0.7
Common shareholders' equity                                             777.2                              544.7
Income statement data:
Gross premiums written                                               $  110.7                          $   106.4
Net premiums written                                                     77.6                               77.8
Net premiums earned                                                      69.3                               65.8
Net investment income                                                    49.0                               46.6
Net income                                                               55.0                               60.4
Amounts recorded by Fund American:
Investment in FSA                                                    $   62.5                          $    44.4
Equity in earnings of FSA (a)                                             5.4                                2.5
Equity in net unrealized investment gains (losses)
 of FSA, before tax (b)                                                   4.8                               (1.9)
=================================================================================================================

(a) Recorded net of related amortization of goodwill
(b) Recorded directly to shareholders' equity

At December 31, 1995 and 1994 Fund American's consolidated retained earnings included $4.6 million and $2.3 million, respectively, of undistributed earnings of FSA.



Investment in MSA

At December 31, 1995 and 1994 Fund American owned 90,606 shares of MSA Common Stock. This represented approximately 33.1% and 33.2%, respectively, of the total MSA shares outstanding at those times. Fund American's investment in MSA is accounted for using the equity method. The following table summarizes financial information for MSA:

----------------------------------------------------------------------------------------------------------------
Millions                                                              1995                              1994
----------------------------------------------------------------------------------------------------------------
Balance sheet data:
Total investments                                                    $  240.8                          $  189.6
Total assets                                                            309.6                             258.1
Unearned premium reserve, net                                            58.4                              55.2
Loss and loss adjustment expense reserves, net                          116.2                             115.0
Shareholders' equity                                                     92.0                              69.8
Income statement data:
Net premiums written                                                 $  130.9                          $   97.2
Net premiums earned                                                     127.7                              73.4
Net investment income                                                    15.0                               8.3
Net income                                                               12.4                               3.5
Amounts recorded by Fund American:
Investment in MSA                                                    $   33.7                          $   25.3
Equity in earnings of MSA (a)                                             4.0                                --
Equity in net unrealized investment gains of MSA,
   before tax (b)                                                         3.2                                --
=================================================================================================================

(a) Recorded net of related amortization of goodwill
(b) Recorded directly to shareholders' equity

At December 31, 1995 Fund American's consolidated retained earnings included $4.6 million of undistributed earnings of MSA.

17.  Financial Instruments With Off-Balance Sheet Risk

Fund American has only limited involvement with derivative financial instruments and does not use derivative financial instruments for trading purposes. Fund American's use of derivative financial instruments is primarily limited to (i) commitments to extend credit, (ii) mandatory forward commitments, (iii) interest rate floors and (iv) to achieve a fixed interest rate on existing variable rate obligations.

     Source One is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit and mandatory forward commitments. Those instruments involve, to varying degrees, elements of credit and market interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of risk Source One has related to the instruments.

     Source One's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit (mortgage loan pipeline) is represented by the contractual notional amount of those commitments. Source One's mortgage loan pipeline for locked commitments totalled $221.9 million and $147.5 million at December 31, 1995 and 1994, respectively. Fixed rate commitments result in Source One having market interest rate risk as well as credit risk. Variable rate commitments result in only credit risk. The amount of collateral required upon extension of credit is based on management's credit evaluation of the mortgagor and consists of the mortgagor's residential property. Source One obtains mandatory forward commitments of up to 120 days to sell mortgage-backed securities to hedge the market interest rate risk associated with the portion of the mortgage loan pipeline that is expected to close and all mortgage loans receivable. At December 31, 1995 and 1994 Source One had $561.0 million and $351.2 million, respectively, of mandatory forward commitments outstanding. If secondary market interest rates decline after Source One commits to an interest rate for a loan, the loan may not close and Source One may incur a loss from the cost of covering its obligations under a related mandatory forward commitment. If secondary market interest rates increase after Source One commits to an interest rate for a loan and Source One has not obtained a forward commitment, Source One may incur a loss when the loan is subsequently sold.

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

     Source One sells loans through mortgage-backed securities issued pursuant to programs of GNMA, FNMA and FHLMC or through institutional investors. Most loans are aggregated in pools of $1.0 million or more which are purchased by institutional investors after having been guaranteed by GNMA, FNMA or FHLMC. Substantially all GNMA securities are sold by Source One without recourse for loss of principal in the event of a subsequent default by the mortgagor due to the FHA and VA insurance underlying such securities. Prior to December 1992, substantially all conventional securities were sold with recourse to Source One, to the extent of insufficient proceeds from private mortgage insurance, foreclosure and other recoveries. Since December 1992 all conventional loans have been sold without recourse to Source One.

     Servicing agreements relating to mortgage-backed securities issued pursuant to programs of GNMA, FNMA or FHLMC require Source One to advance funds to make the required payments in the event of a delinquency by the borrower. Source One expects that it would recover most funds advanced upon cure of default by the borrower or foreclosure. However, funds advanced in connection with VA partially guaranteed loans and certain conventional loans (which are at most partially insured by private mortgage insurers) may not be fully recovered due to potential declines in collateral value. In addition, most of Source One's servicing agreements for mortgage-backed securities typically require the payment to investors of a full month's interest on each loan although the loan may be paid off (by optional prepayment or foreclosure) other than on a month-end basis. In this instance, Source One is obligated to pay the investor interest at the note rate from the date of loan payoff through the end of the calendar month without reimbursement.

     As of December 31, 1995 and 1994 Source One serviced approximately $10.7 billion and $11.9 billion of GNMA loans (without substantial recourse), respectively, and $3.5 billion and $3.7 billion of conventional loans (with recourse), respectively.

     To cover loan losses that may result from these servicing arrangements and other losses, Source One has provided an allowance for loan losses of $13.5 million and $13.4 million on the consolidated balance sheets at December 31, 1995 and 1994, respectively. Source One's management believes the allowance for loan losses is adequate to cover unreimbursed foreclosure advances and principal losses. During 1995 Source One modified the methodology used to estimate the allowance for loan losses to more accurately reflect Source One's loss experience. This change reduced the amount that would have been computed under the prior methodology.

     Source One enters into interest rate floor contracts to reduce the sensitivity of its earnings to changes in market interest rates. The interest rate floor contracts derive their value from the ten-year constant maturity treasury yield index. The floor yields range from 5.47% to 5.85%. To the extent that market interest rates increase, the value of the floors declines. However, Source One is not exposed to losses in excess of its initial investment in the floors. The interest rate floor contracts are carried at fair value with unrealized gains and losses recorded in other mortgage operations revenue on the consolidated income statements. As of December 31, 1995 the carrying value of Source One's open interest rate floor contracts totaled $3.5 million with a total notional principal amount of $500.0 million. The floors have terms ranging from one to five years.

          White Mountains' insurance subsidiaries extend credit to their policyholders in the normal course of business, perform credit evaluations and maintain allowances for potential credit losses. Concentration of credit risk with respect to receivables is limited due to the large number of policyholders and their dispersion across a multi-state area.

18.  Fair Value of Financial Instruments

The estimated fair values for Fund American's financial instruments have been determined by using appropriate market information and valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Therefore, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. Carrying value approximates fair value for common equity securities, fixed maturity investments, short-term investments, cash, other financial assets and other financial liabilities. For each other class of financial instrument for which it is practicable to estimate fair value, the following methods and assumptions were used to estimate such value:

          Other Investments. The fair values of mortgage loans held for investment are estimated using quoted market prices for securities backed by similar loans, adjusting for differences in loan characteristics. Fair values of REMICs are estimated using discounted cash flow analyses reflecting I/O strip and LIBOR interest rates, and Prepayment Speed Assumption ("PSA") rates, taking into consideration the characteristics of the related collateral. For interest rate floor contracts, fair value is estimated based on quoted market prices for those or similar investments and equals carrying value. For all other securities classified as other investments fair values have been determined using quoted market values or internal appraisal techniques.

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

          Pool Loan Purchases. Fair values are estimated using (i) discounted cash flow analyses reflecting Source One's short-term incremental borrowing rate or (ii) quoted market prices for securities backed by similar loans.

          Loans in Foreclosure and Mortgage Claims Receivable. Fair values are estimated by discounting anticipated future cash flows using Source One's short-term incremental borrowing rate.

          Loan For Common Stock Issued. Fair value is estimated by discounting future cash flows using market interest rates for similar types of borrowing arrangements.

          Debt. Fair value is estimated by discounting future cash flows using incremental borrowing rates for similar types of borrowing arrangements. For subordinated debentures, fair value is based on quoted market prices.

          Off-Balance-Sheet Financial Instruments. Fair value for commitments to sell mortgage loans is based on current settlement values for those commitments. Fair value for commitments to extend credit is based on current quoted market prices for securities backed by similar loans, adjusting for loan characteristics.

The carrying amounts and estimated fair values of Fund American's financial instruments were as follows:

--------------------------------------------------------------------------------
                                       December 31, 1995      December 31, 1994
                                      --------------------    ------------------
                                      Carrying       Fair       Carrying   Fair
Millions                                amount      value         amount  value
--------------------------------------------------------------------------------

Financial assets:
Common equity securities                    $274.5  $274.5        $332.4  $332.4
Fixed maturity investments                   110.7   110.7         102.2   102.2
Other investments                             95.9    96.5          55.1    54.1
Short-term investments                       103.6   103.6         119.2   119.2
Cash                                           2.7     2.7           1.5     1.5
Capitalized excess mortgage servicing         44.7    46.0          72.1    98.3
Mortgage loans held for sale                 381.0   391.5         210.5   211.4
Pool loan purchases                          119.0   122.3         163.9   164.9
Loans in foreclosure and
 mortgage claims receivable, net (a)          29.6    29.0          33.3    32.4
Employee loan receivable                        --      --          29.3    28.9
Other                                         25.7    25.7          27.5    27.5
--------------------------------------------------------------------------------
Financial liabilities:
Short-term debt                              445.4   449.0         254.1   254.1
Long-term debt                               407.3   450.8         547.0   528.8
Other                                         12.4    12.4          38.4    38.4
--------------------------------------------------------------------------------
Off-balance-sheet financial instruments:
Mandatory forward commitments                   --   562.4            --   349.0
Commitments to extend credit expected
 to close                                       --   226.6            --   147.8
================================================================================

(a) Excludes $15.8 million and $16.5 million of real estate owned in 1995 and 1994, respectively.

          Other financial assets includes investment income receivable, accounts receivable from securities sales and White River Shares held for delivery upon exercise of existing employee stock options. Other financial liabilities includes accrued interest payable, accounts payable on securities purchases, dividends payable to shareholders and liability for existing employee stock options to purchase White River Shares.

          The estimated fair value amounts for Fund American's financial instruments have been determined using available market information and valuation methodologies. Such estimates provided herein are not necessarily indicative of the amounts that would be potentially realized in a current market exchange.

          It is not practicable without incurring excessive costs to estimate the fair value of conventional loans sold with recourse, which is an off-balance-sheet financial instrument representing Source One's obligation to repurchase loans sold that subsequently default.

19.  Related Party Transactions

In December 1993 BYRNE & sons, l.p. ("BYRNE & sons"), a partnership in which the Company's Chairman, John J. Byrne, is the sole general partner, made its initial investment in the Merastar Partners Limited Partnership and the Southern Heritage Limited Partnership (the "Partnerships"). The Partnerships are involved in various property and casualty insurance ventures. Shortly after making its initial investment, BYRNE & sons offered one-third of its interest in the Partnerships to Fund American on equal terms and conditions. In May 1994 Fund American accepted the offer and paid BYRNE & sons an amount equal to one-third of BYRNE & sons' cost for the Partnerships plus interest at a 6.0% annual rate.

   For corporate travel purposes Fund American leases aircraft owned by Haverford Transportation Inc. ("HTI"). Mr. Byrne and K. Thomas Kemp, Executive Vice President of the Company, are the sole shareholders of HTI. Fund American believes that its arrangement with HTI is on terms that are more favorable to Fund American than would generally be available if secured through an arrangement with an unaffiliated third party.

   Through December 22, 1993 White River was a wholly-owned subsidiary of the Company. The Company currently owns 1,014,750 White River Shares, or approximately 20.7% of the outstanding White River Shares of which 295,932 shares, or 6.0% of the outstanding White River Shares have been reserved by Fund American for delivery upon exercise of existing employee stock options and warrants. White River had outstanding a $50 million term note and a $40 million revolving loan payable to the Company which were repaid on various dates during 1995. Gordon S. Macklin, a director of the Company, is the non-executive Chairman of White River.

   American Express and its former affiliate Lehman Brothers Inc. have from time to time provided various services to Fund American including investment banking services, brokerage services, underwriting of debt and equity securities and financial consulting services. In addition, Source One has from time to time sold certain mortgage loans to subsidiaries of American Express. American Express formerly owned all outstanding shares of the Series D Preferred Stock. Howard L. Clark, a director of the Company, was formerly Chairman of American Express and Howard L. Clark, Jr., a director of the Company, is Vice Chairman of Lehman Brothers Inc.

   George J. Gillespie, III, a director of the Company, is a Partner of Cravath, Swaine & Moore, which has been retained by Fund American from time to time to perform legal services.

   Arthur Zankel, a director of the Company, is a General Partner of First Manhattan Co., which has been retained by Fund American from time to time to perform discretionary investment management services, non-discretionary investment advisory services and brokerage services.

   Fund American believes that all the above transactions were on terms that were reasonable and competitive. Additional transactions of this nature may be expected to take place in the ordinary course of business in the future.

                                 Fund American
                    REPORT ON MANAGEMENT'S RESPONSIBILITIES



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

  Fund American maintains internal financial and accounting controls designed to provide reasonable and cost effective assurance that assets are safeguarded from loss or unauthorized use, that transactions are recorded in accordance with management's policies and that financial records are reliable for preparing financial statements. The internal controls structure is documented by written policies and procedures which are communicated to all appropriate personnel and is updated as necessary. Fund American's business ethics policies require adherence to the highest ethical standards in the conduct of its business. Compliance with these controls, policies and procedures is continuously maintained and monitored by management.

  Ernst & Young LLP provides an objective, independent review and evaluation of the structure of internal controls to the extent they consider necessary in their audit of Fund American's consolidated financial statements. Ernst & Young also evaluates and reports on the adequacy of and adherence to these internal controls, policies and procedures. In addition, Management reviews all recommendations of the independent auditors concerning the structure of internal controls and responds to such recommendations with corrective actions, as appropriate.

  The Audit Committee of the Board is comprised of all non-management directors and has general responsibility for the oversight and surveillance of the accounting, reporting and financial control practices of Fund American. The Audit Committee, which reports to the full Board, annually reviews the effectiveness of the independent auditors, Fund American's internal auditors and management with respect to the financial reporting process and the adequacy of internal controls. Both the internal auditors and the independent auditors have, at all times, free access to the Audit Committee, without members of management present, to discuss the results of their audits, the adequacy of internal controls and any other matter that they believe should be brought to the attention of the Audit Committee.



John J. Byrne                             Allan L. Waters                  Michael S. Paquette
Chairman of the Board, President          Senior Vice President            Vice President and
   and Chief Executive Officer              and Chief Financial Officer      Controller

                                 Fund American
                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Fund American Enterprises Holdings, Inc.

  We have audited the accompanying consolidated balance sheets of Fund American Enterprises Holdings, Inc., as of December 31, 1995 and 1994, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fund American Enterprises Holdings, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in the Notes to Consolidated Financial Statements, in 1995 the Company changed its method of accounting for originated mortgage servicing rights, in 1994 the Company changed its methodology used to measure impairment of purchased mortgage servicing rights and in 1993 the Company changed its method of accounting for certain investment securities.



New York, New York
February 13, 1996

                                 Fund American
                       SELECTED QUARTERLY FINANCIAL DATA
                                  (Unaudited)


Selected quarterly financial data for 1995 and 1994 is shown in the following table. The quarterly financial data includes, in the opinion of management, all recurring adjustments necessary for a fair presentation of the results of operations for the interim periods.


------------------------------------------------------------------------------------------------------------------------------------
                                               1995 Three Months Ended (a)                        1994 Three Months Ended
                                      ------------------------------------------        --------------------------------------------
Millions, except per share amounts    Dec. 31    Sept. 30    June 30    Mar. 31         Dec. 31    Sept. 30    June 30    Mar. 31
------------------------------------------------------------------------------------------------------------------------------------
Revenues                              $ 53.6     $ 48.6      $ 43.3     $ 76.8          $ 41.4     $ 44.4      $ 71.7     $ 71.0
Expenses                                52.8       42.9        86.8       43.4            52.0       56.4        59.7       57.6
                                      ----------------------------------------------------------------------------------------------
Pretax operating earnings (loss)          .8        5.7       (43.5)      33.4           (10.6)     (12.0)       12.0       13.4
Net investment gains (losses)            7.0        4.4        10.4       17.0            (4.2)      20.6        20.9        1.5
                                      ----------------------------------------------------------------------------------------------
Pretax earnings (loss)                   7.8       10.1       (33.1)      50.4           (14.8)       8.6        32.9       14.9
Income tax provision (benefit)           5.4        3.5       (10.6)      18.4            (2.7)       4.3        13.0        5.9
                                      ----------------------------------------------------------------------------------------------
After tax earnings (loss)                2.4        6.6       (22.5)      32.0           (12.1)       4.3        19.9        9.0
Tax benefit from sale of
 discontinued operations                   -          -        66.0          -               -          -           -          -
Loss on early extinguishment
 of debt, after tax                        -          -         (.2)       (.2)              -          -           -          -
Cumulative effect of accounting
 change-purchased mortgage
 servicing, after tax                      -          -           -          -               -          -           -      (44.3)
                                      ----------------------------------------------------------------------------------------------
Net income (loss)                      $ 2.4     $  6.6      $ 43.3     $ 31.8          $(12.1)    $  4.3      $ 19.9     $(35.3)
--------------------------------------==============================================================================================
Primary earnings per share:
   After tax earnings (loss)           $ .29     $  .75      $(2.95)    $ 3.43          $(1.64)    $  .24      $ 1.72     $  .60
   Net income (loss)                     .29        .75        5.08       3.41           (1.64)       .24        1.72      (3.86)
Fully diluted earnings per share:
   After tax earnings (loss)             .29        .75       (2.44)      3.23           (1.64)       .24        1.62        .60
   Net income (loss)                     .29        .75        4.68       3.22           (1.64)       .24        1.62      (3.86)
====================================================================================================================================

(a) The quarterly amounts for the three month periods ended June 30 and March 31, 1995, have been restated to reflect the adoption as of January 1, 1995, of SFAS No. 122. Prior to restatement, net income for the three month periods ended June 30 and March 31, 1995, was $48.2 million and $26.9 million, respectively.

The quarterly trading range for Shares of common stock during 1995 and 1994 is presented below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    1995                           1994
                                                                         -------------------------       --------------------------
                                                                           High              Low           High               Low
-----------------------------------------------------------------------------------------------------------------------------------
Quarter ended:
     December 31                                                         $  75             $  66 1/4     $  79 1/4        $  70 1/2
     September 30                                                           76                68 1/4        78 3/8           69 3/4
     June 30                                                                72 5/8            68 3/8        70 3/8           60 1/2
     March 31                                                               76                71 3/4        77               64 3/4
===================================================================================================================================

                                 Fund American
                                  INVESTMENTS
                                  (Unaudited)

Common Equity Securities
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        December 31, 1995
                                                                     --------------------------------------------------------
                                                                                                                      Percent
                                                                                                                     of total
                                                                         Shares                            Fair          fair
Shares and units in thousands, dollars in millions                     or units            Cost           value         value
-----------------------------------------------------------------------------------------------------------------------------
Energy, natural resources and related industries:
     The Louisiana Land and Exploration Company                           2,928          $ 97.9          $125.5         45.7%
     San Juan Basin Royalty Trust                                        10,995            56.7            68.7         25.0
     Aggregate of holdings less than $10.0 million                                         14.1            16.1          5.9
                                                                     --------------------------------------------------------
          Total energy, natural resources and related industries                          168.7           210.3         76.6
All other:
     Zurich Reinsurance Centre Holdings, Inc.                             2,043            60.4            62.0         22.6
     Aggregate of holdings less than $10.0 million                                          3.0             2.2           .8
                                                                     --------------------------------------------------------
          Total common equity securities                                                 $232.1          $274.5        100.0%
=============================================================================================================================

Fixed Maturity Investments
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      December 31, 1995
                                                                                            ---------------------------------
                                                                                                Cost or
                                                                                              amortized                 Fair
Millions                                                                                           cost                value
----------------------------------------------------------------------------------------------------------------------------
U S West, Inc. redeemable preferred stock                                                       $  48.8              $  48.8
State and municipal obligations                                                                    33.3                 33.3
U. S. Government and agency obligations                                                            23.5                 24.2
Aggregate of holdings less than $10.0 million                                                       4.2                  4.4
                                                                                            ---------------------------------
          Total fixed maturity investments                                                      $ 109.8              $ 110.7
-----------------------------------------------------------------------------------------------------------------------------

Other Investments
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      December 31, 1995
                                                                                            ---------------------------------
                                                                                                Cost or
                                                                                              amortized             Carrying
Millions                                                                                           cost                value
----------------------------------------------------------------------------------------------------------------------------
Mid Ocean Limited restricted common shares and options                                         $  24.7               $  30.5
White River Corporation restricted common shares                                                  21.1                  25.6
Mortgage loans held for investment                                                                24.3                  24.3
Aggregate of holdings less than $10.0 million                                                     16.6                  15.5
                                                                                            ---------------------------------
          Total other investments                                                              $  86.7               $  95.9
=============================================================================================================================

                                 Fund American
                              BOARD OF DIRECTORS



Class I (terms ending in 1998):


   Howard L. Clark                   Former Chairman - American Express Company

   K. Thomas Kemp                    Executive Vice President

   Gordon S. Macklin                 Chairman - White River Corporation



Class II (terms ending in 1996):


   George J. Gillespie, III          Partner - Cravath, Swaine & Moore

   John J. Byrne                     Chairman, President and CEO



Class III (terms ending in 1997):


   Howard L. Clark, Jr.              Vice Chairman - Lehman Brothers Inc.

   Robert P. Cochran                 President and CEO - Financial Security
                                        Assurance Holdings Ltd.

   Arthur Zankel                     Co-Managing Partner - First Manhattan Co.

                                 Fund American

                            COMMITTEES OF THE BOARD



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


                                             Gordon S. Macklin, Chairman

                                 Fund American
                             CHAIRMEN AND OFFICERS




--------------------------------------------------------------------------------

                                   CORPORATE


Fund American Enterprises Holdings, Inc.   (Hanover, New Hampshire)

      John J. Byrne               Chairman, President and CEO      K. Thomas Kemp          Executive VP

      Dennis P. Beaulieu          VP and Secretary                 Michael S. Paquette     VP and Controller

      Reid T. Campbell            Assistant Controller             Allan L. Waters         Senior VP and CFO


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                 MORTGAGE ORIGINATION AND SERVICING OPERATIONS


Fund American Enterprises, Inc.   (Norwich, Vermont)

     John J. Byrne                Chairman                         Terry L. Baxter         President and Secretary

Source One Mortgage Services Corporation   (Farmington Hills, Michigan)

     Robert W. Richards           Chairman                         James A. Conrad         President and CEO

     Michael C. Allemang          Executive VP and CFO             Robert R. Densmore      Executive VP and Secretary

--------------------------------------------------------------------------------

                                 Fund American
                             CHAIRMEN AND OFFICERS

---------------------------------------------------------------------------------------------------

                             INSURANCE OPERATIONS


White Mountains Holdings, Inc.   (Hanover, New Hampshire)

   John J. Byrne            Chairman                      K. Thomas Kemp        President and CEO

   Dennis P. Beaulieu       VP and Secretary              Michael S. Paquette   VP and Controller

   Reid T. Campbell         Assistant Controller          Allan L. Waters       Senior VP and CFO

   Morgan W. Davis          Senior VP and COO

Valley Group, Inc.   (Albany, Oregon)

   K. Thomas Kemp           Chairman                      Daniel A. Post        President and CEO

   Kenneth R. Hisel         Senior VP                     Stuart E. Olson       Executive VP, COO and CFO

   Phillip L. Kloek         Senior VP

Charter Group, Inc.   (Dallas, Texas)

   K. Thomas Kemp           Chairman                      Daniel A. Post        President and CEO

   Carey D. Benson          Senior VP and COO

White Mountains Insurance Company   (Hanover, New Hampshire)

   K. Thomas Kemp           Chairman                      Morgan W. Davis       President and CEO

   Dennis P. Beaulieu       Senior VP, CFO and Treasurer  Michael S. Paquette   VP and Controller
---------------------------------------------------------------------------------------------------

                                 Fund American
                             CORPORATE INFORMATION



Principal Offices

Fund American Enterprises Holdings, Inc.
White Mountains Holdings, Inc.
80 South Main Street
Hanover, New Hampshire  03755-2053
(603) 643-1567

Fund American Enterprises, Inc.
The 1820 House, Main Street
Norwich, Vermont 05055-0850
(802) 649-3633

Form 10-K

The financial statements contained in this report, in the opinion of management, substantially conform with or exceed the financial statement information required in the "Form 10-K, Annual Report" to be filed with the Securities and Exchange Commission no later than April 1, 1996. Certain supplemental information appears in the Form 10-K which is not disclosed within this document. Copies of the Form 10-K are available without charge upon written request to the Corporate Secretary's office at the Hanover, New Hampshire address.

Transfer Agent and Registrar for Common Stock

First Chicago Trust Company of New York
P.O. Box 2532
Mail Suite 4690
Jersey City, New Jersey 07303-2532

Shareholders may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms and changes of address by calling the Transfer Agent's Telephone Response Center at (201) 324-1644. Please be prepared to provide your tax identification or social security number, description of securities and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

Stock Exchange Information

The Company's Common Stock (symbol FFC) is listed on the New York Stock
Exchange.

Annual Meeting

The 1996 Annual Meeting of shareholders will be held on Thursday, May 16, 1996, at Byrne Hall, Amos Tuck School of Business at Dartmouth College, Hanover, New Hampshire and will commence at 9:00 a.m.


Independent Auditors

Ernst & Young LLP
787 Seventh Avenue
New York, New York  10019-6018

Shareholder Inquiries

Written shareholder inquiries should be sent to the Corporate Secretary at the Hanover, New Hampshire address. Written inquiries from the investment community should be directed to the Investor Relations Department, c/o Fund American Enterprises, Inc., at the Norwich, Vermont address.

Matching Gifts Program

Fund American encourages its employees and its Board to support higher education and charitable organizations through the Fund American Matching Gifts Program. Employee gifts to accredited, four-year institutions of higher education located in the United States are matched on the basis of $2 for every dollar with an annual maximum of $4,000 per employee. Community or charitable gifts are matched on the basis of $1 for every dollar with an annual maximum of $4,000 per individual.

  Fund American's Social Responsibility Committee also sponsors employees who contribute their time or expertise to organizations they believe in by supplementing their devotion to the organization with a cash donation. Supplemental endorsement requests are considered on a case by case basis.

                      [LOGO OR FUND AMERICAN APPEARS HERE]